As filed with the Securities and Exchange Commission on July 13, 2011
Registration No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
___________________

FORM F-80
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
___________________

Trelawney Mining and Exploration Inc.
(Exact name of Registrant as specified in its charter)

British Columbia	1000	Not Applicable
(Province or other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No.)

130 King Street West
Suite 2810
Toronto, Ontario
M5X 1A6
(416) 363-8567
(Address and telephone number of Registrant's principal executive offices)

CT Corporation
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, address and telephone number of agent for service in the United States)
___________________
Copies to:
Riccardo A. Leofanti, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street, Suite 1750, P.O. Box 258 Toronto, Ontario, Canada M5K 1J5 (416) 777-4700	Rob Wortzman, Esq. Wildeboer Dellelce LLP Suite 800, Wildeboer Dellelce Place 365 Bay Street, Toronto, ON M5H 2V1 (416) 361-2930
___________________
Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.
Province of Ontario, Canada
(Principal jurisdiction regulating this offering)

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box.  ☐

___________________
CALCULATION OF  REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Shares (1)	4,537,720 shares	$14,755,840.38	$1,713.15

(1)           In accordance with General Instruction IV.G of Form F−80, the registration fee for the common shares is calculated on the basis of the market value of the estimated maximum number of common shares of Augen Gold Corp. ("Augen") held by United States residents and that may be cancelled in the exchange offer, being $14,755,840.38.  Such value is calculated based upon 68,753,333 common shares of Augen, estimated to be the maximum number of common shares of Augen held by United States residents on March 31, 2011 (assuming that holders of in-the-money options and warrants to acquire common shares of Augen exercise such options and warrants in advance of the completion of the exchange offer) and a market value per common share of Cdn$0.21 (based upon the average of the high and low prices for such common shares on the TSX Venture Exchange on June 20, 2011).  For purposes of this calculation, the market value per common of share of Cdn$0.21 has been converted to United States dollars based on an exchange rate of Cdn$1.00=US$1.0220, as reported by the Bank of Canada on June 20¸ 2011.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1.	Home Jurisdiction Documents
	Document 1:	Offer to Purchase and Circular
	Document 2:	Letter of Acceptance and Transmittal
	Document 3:	Notice of Guaranteed Delivery

Item 2.	Informational Legends

See page iv of the outside cover page of the Offer to Purchase and Circular.

Item 3.	Incorporation of Certain Information by Reference

See "Documents Incorporated by Reference" in the Offer to Purchase and Circular and the list of exhibits included in Part II of the Registration Statement.

Item 4.	List of Documents Filed with the Commission

See "Registration Statement Filed with the SEC" in the Offer to Purchase and Circular.

This Offer to Purchase and Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery (the “Offer Documents”) are important and require your immediate attention. 1f you are in any doubt as to how to deal with the Offer Documents you should consult with the Information Agent for the Offer and with your investment dealer, stockbroker, accountant, lawyer or other professional advisor. The Offer has not been approved or disapproved by any securities commission or similar authority nor has any securities commission or similar authority passed upon the fairness or merits of the Offer or upon the accuracy or adequacy of the information contained in the Offer Documents. Any representation to the contrary is an offence. The Offer Documents do not constitute an offer or solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. Inquiries concerning the information in this document should be directed to Laurel Hill Advisory Group, the Information Agent retained by Trelawney, toll free at 1-877-452-7184 from anywhere in Canada or the United States (416-304-0211 collect) or via email at assistance@laurelhill.com.

July 13, 2011

TRELAWNEY MINING AND EXPLORATION INC.

OFFER TO PURCHASE

all of the outstanding common shares
(together with the associated rights issued under the shareholder rights plan)

of

AUGEN GOLD CORP.

on the basis of 0.066 of a Trelawney common
share for each common share of Augen

Trelawney Mining and Exploration Inc. (“Trelawney”) hereby offers to purchase (the “Offer”), on the basis of 0.066 of a common share in the capital of Trelawney (a “Trelawney Share”) for each Augen Share (the “Offer Consideration”), subject to adjustment for fractional shares, on the terms and subject to the conditions set forth herein and in the Letter of Acceptance and Transmittal (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), all of the outstanding common shares of Augen Gold Corp. (“Augen”), together with the associated rights (the “SRP Rights”) issued under the shareholder rights plan (the “Shareholder Rights Plan”) of Augen (together, the “Augen Shares”), other than Augen Shares beneficially owned by Trelawney and its affiliates, and including any Augen Shares that may become issued and outstanding prior to the expiry of the Offer upon the exercise, exchange or conversion of any Augen Options (as defined herein), Augen Warrants (as defined herein), convertible securities or other rights (other than SRP Rights) that are exercisable or exchangeable for or convertible into Augen Shares.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011 (THE “EXPIRY TIME”) UNLESS EXTENDED OR WITHDRAWN BY TRELAWNEY.

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The Augen Shares are listed for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “GLD”. The closing price of the Augen Shares on July 8, 2011, the last trading day prior to the announcement of the Offer, was $0.27. The Trelawney Shares are listed for trading on the TSXV under the symbol “TRR”. The closing price of the Trelawney Shares on July 8, 2011, was $4.87. Based on the closing price of the Trelawney Shares on July 8, 2011, the Offer represents a premium of approximately 40% over the volume-weighted trading price of the Augen Shares on the TSXV for the 20 trading days ended July 8, 2011.

Trelawney has entered into lock-up agreements (the “Lock-Up Agreements”) with certain shareholders of Augen (each a “Lock-Up Shareholder”), pursuant to which each Lock-Up Shareholder has agreed to tender its Augen Shares in acceptance of the Offer. The Lock-Up Shareholders beneficially own, or exercise control or direction over, an aggregate of 53,422,815 Augen Shares, representing approximately 42% of the issued and outstanding Augen Shares. As of the date hereof, Trelawney together with its affiliates beneficially owns, directly or indirectly, a total of 4,299,000 Augen Shares. The Locked-Up Shares together with Augen Shares owned by Trelawney represent approximately 45% of the Augen Shares.

The Offer is conditional on, among other things, there being validly deposited under the Offer and not withdrawn at the Expiry Time such number of Augen Shares that, when added to the Augen Shares beneficially owned by Trelawney and its affiliates (if any), constitutes at least 66⅔% of the outstanding Augen Shares (calculated on a fully-diluted basis), and the provisions of the Shareholder Rights Plan having been waived or invalidated or the SRP Rights issued thereunder having been cease traded. Subject to applicable Law, Trelawney reserves the right to withdraw the Offer and to not take up and pay for any Augen Shares deposited pursuant to the Offer unless each of the conditions to the Offer is satisfied or, where permitted, waived by Trelawney at or prior to the Expiry Time. The conditions of the Offer are described in Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Trelawney has engaged Equity Financial Trust Company to act as depositary (the “Depositary”) for the Offer. Laurel Hill Advisory Group has been engaged as information agent (the “Information Agent”) for the Offer. RBC Dominion Securities Inc. (“RBC”) has been engaged to act as the dealer manager (the “Dealer Manager”) for the Offer.

Holders of Augen Shares (each an “Augen Shareholder” and collectively, the “Augen Shareholders”) who wish to accept the Offer must properly complete and duly execute the accompanying Letter of Acceptance and Transmittal (printed on green paper), or a facsimile copy thereof, in accordance with the instructions set forth therein and deposit it, together with the certificates representing the Augen Shares being deposited and all other documents required by the Letter of Acceptance and Transmittal, at the office of the Depositary specified in the Letter of Acceptance and Transmittal at or prior to the Expiry Time. Alternatively, Augen Shareholders may (a) accept the Offer by following the procedures for book-entry transfer of Augen Shares described under Section 3 of the Offer to Purchase, “Manner of Acceptance — Acceptance by Book-Entry Transfer” or (b) accept the Offer (i) where the certificates representing the Augen Shares are not immediately available, (ii) if the certificates and all of the required documents cannot be provided to the Depositary at or prior to the Expiry Time, or (iii) if the procedures for book-entry transfer cannot be complied with at or prior to the Expiry Time, by following the procedures for guaranteed delivery described under Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery” using the accompanying Notice of Guaranteed Delivery (printed on yellow paper) or a facsimile copy thereof.

Augen Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Augen Shares directly with the Depositary.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

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Augen Shareholders whose Augen Shares are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit their Augen Shares under the Offer.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

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This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from, or on behalf of, Augen Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Trelawney or its agents may, in the sole discretion of Trelawney, take such action as Trelawney may deem necessary to extend the Offer to Augen Shareholders in any such jurisdiction.

Augen Shareholders should not construe the contents of the Offer Documents as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection therewith.

Augen Shareholders should be aware that during the currency of the Offer, Trelawney or any of its affiliates may, directly or indirectly, bid for and make purchases of Augen Shares or related securities of Augen as permitted by applicable law or regulation of Canada or its territories. See Section 13 of the Offer to Purchase, “Market Purchases”.

The Offer to purchase the Augen Shares is made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States (the "MJDS"), to prepare the Offer to Purchase and Circular in accordance with the disclosure requirements of Canada. Augen Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with accepted accounting standards other than United States generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus, may not be comparable to financial statements of United States companies.

Augen Shareholders should be aware that the disposition of the Augen Shares and acquisition of the Trelawney Shares may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein s. See "Certain Canadian Federal Income Tax Considerations" in Section 21 of the Circular and "Certain U.S. Federal Income Tax Considerations" in Section 22 of the Circular.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that Trelawney and Augen are incorporated under the laws of the Province of Ontario, that some or all of their officers and directors and experts may be residents of a foreign country, and that all or a substantial portion of the assets of Trelawney and Augen and said persons may be located outside the United States.

THE OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY, NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THE OFFER TO PURCHASE OR THE CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Questions regarding the Offer and requests for assistance in depositing Augen Shares under the Offer may be directed to the Information Agent at its address and telephone numbers set forth on the last page of the circular accompanying the Offer to Purchase (the “Circular”). Additional copies of the Offer to Purchase, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent. Additionally, copies of the Offer Documents may also be found free of charge on Trelawney’s website at www.Trelawneymining.com or under Augen’s profile on www.sedar.com.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

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TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

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v

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IMPORTANT NOTICE TO AUGEN SHAREHOLDERS IN THE UNITED STATES

The Offer to purchase the Augen Shares is made by a Canadian issuer that is permitted, under the MJDS, to prepare the Offer to Purchase and Circular in accordance with the disclosure requirements of Canada. Augen Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with accepted accounting standards other than United States generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus, may not be comparable to financial statements of United States companies.

The Offer is being made for the securities of a Canadian "foreign private issuer", as such term is defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), that does not have securities registered under Section 12 of the U.S. Exchange Act. Accordingly, the Offer is not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D thereunder. The Offers are being conducted in accordance with Section 14(e) of the U.S. Exchange Act and Regulation 14E thereunder as applicable to a tender offer (i) in which less than 40% of the class of securities outstanding that is subject to the tender offer is held by U.S. holders and (ii) that is conducted under the MJDS and cross-border tender offer rules that permit Trelawney, a Canadian foreign private issuer, to prepare the Offer to Purchase and Circular in accordance with the disclosure requirements of Canadian provincial and federal law.

Augen Shareholders should be aware that the disposition of Augen Shares and acquisition of the Trelawney Shares may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Augen Shareholders are encouraged to consult their own tax advisors. See "Certain Canadian Federal Income Tax Considerations" in Section 21 of the Circular and "Certain U.S. Federal Income Tax Considerations" in Section 22 of the Circular.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that Trelawney and Augen are incorporated under the laws of the Province of Ontario, that some or all of their officers and directors and experts may be residents of a foreign country, and that all or a substantial portion of the assets of Trelawney and Augen and said persons may be located outside the United States.

Trelawney has filed with the United States Securities and Exchange Commission (the "SEC") a Registration Statement on Form F-80 (the "Registration Statement") and other documents and information, and expects to mail the Offer to Purchase and Circular to Augen Shareholders concerning the Offer. Pursuant to Section V(D) of the Form F-80 instructions, Trelawney is exempt from filing a Tender Offer Statement on Schedule TO. Augen Shareholders are urged to read the Registration Statement and Offer to Purchase and Circular and any other relevant documents filed with the SEC, because they contain important information. Augen Shareholders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Trelawney will be available free of charge from Trelawney. You should direct requests for documents to the Corporate Secretary, Trelawney Mining and Exploration Inc., 130 King Street West, Suite 2810, Toronto, Ontario, M5X 1A6, telephone: (416) 363-8567. To obtain timely delivery, such documents should be requested not later than August 25, 2011, being five business days before the Expiry Time.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

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The Trelawney Shares offered pursuant to the Offer have not been approved or disapproved by the SEC or any other regulatory authority nor has the SEC or any other regulatory authority passed upon the accuracy or adequacy of the Offer to Purchase or Circular. Any representation to the contrary is a criminal offence.

Trelawney is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and their respective officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Information filed by Trelawney with the SEC may be inspected and copied at the public reference facilities maintained by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operations and location of the public reference facilities of the SEC. Copies of the material filed by Trelawney with the SEC may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that Trelawney files or furnishes electronically.

Augen Shareholders should be aware that, during the currency of the Offer, Trelawney or its affiliates, directly or indirectly, may bid for or make purchases of Augen Shares, as permitted by applicable laws or regulations of Canada or its provinces or territories. See "Market Purchases" in Section 13 of the Offer to Purchase.

NOTICE TO HOLDERS OF AUGEN OPTIONS, AUGEN WARRANTS
AND OTHER CONVERTIBLE SECURITIES

The Offer is made only for Augen Shares (including associated SRP Rights) and is not made for any Augen Options, Augen Warrants, convertible securities or other rights (other than SRP Rights) to acquire Augen Shares. Any holder of Augen Options, Augen Warrants, convertible securities or other rights (other than SRP Rights) to acquire Augen Shares who wishes to accept the Offer in respect of the Shares issuable upon exercise, exchange or conversion thereof should, to the extent permitted by the terms of such Augen Options, Augen Warrants, convertible securities or other rights to acquire Augen Shares and applicable Law, fully exercise, exchange or convert such Augen Options, Augen Warrants, convertible securities or other rights to acquire Augen Shares in order to obtain certificates representing Augen Shares that may be deposited in accordance with the terms of the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Augen Options, Augen Warrants, convertible securities or other rights to acquire Augen Shares will have certificates representing the Augen Shares received on such exercise, exchange or conversion available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”. See Section 6 of the Circular, “Treatment of Augen Options, Augen Warrants and Other Convertible Securities”.

CANADIAN CURRENCY

In this Offer to Purchase and Circular, unless otherwise specified, all references to “$” are to Canadian dollars.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

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FORWARD-LOOKING STATEMENTS

Certain statements contained in this Offer to Purchase and the Circular, including statements made under some of the information incorporated by reference in this Offer to Purchase and Circular, under Section 4 of the Circular, “Rationale and Benefits of the Offer”, Section 5 of the Circular, “Purpose of the Offer and Trelawney’s Plans for Augen”, Section 11 of the Circular, “Certain Effects of the Offer”, and Section 20 of the Circular, “Second Step Transactions”, are “forward-looking statements” and are prospective. Often, but not always, forward-looking statements may be identified by their use of forward- looking terminology such as the words “plans”, “forecasts”, “expects” or “does not expect”, “expected”, “projects”, “believes” or “does not believe”, “anticipates” or “does not anticipate”, “intends” or “does not intend”, “estimates”, “scheduled” or other similar words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which could cause actual results, performance or achievements of Trelawney or Augen to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this document and the documents incorporated by reference herein are based on Trelawney’s beliefs and opinions at the time the statements are or were made, and there should be no expectation that these forward-looking statements will be updated, revised or supplemented as a result of changing circumstances or otherwise unless required by applicable laws.

NOTICE REGARDING AUGEN INFORMATION

Unless otherwise indicated, the information concerning Augen contained in the Offer Documents has been taken from or based entirely upon publicly available documents and records on file with the Securities Regulatory Authorities and other public sources at the time of the Offer and has not been independently verified by Trelawney. Although Trelawney has no knowledge that would indicate that any of the statements contained in the Offer Documents and taken from or based on such public documents, records and sources are untrue or incomplete, Trelawney assumes no responsibility for the accuracy or completeness of such information, or for any failure by Augen to disclose publicly facts, events or acts that may have occurred or come into existence or that may affect the significance or accuracy of any such information and that are unknown to Trelawney. Unless otherwise indicated, information concerning Augen is given as at July 13, 2011.

No stockbroker, investment dealer or other person (including the Dealer Manager and the Depositary and Information Agent) has been authorized to give any information or make any representations in connection with the Offer and related transactions described in this Offer to Purchase, other than those contained in this Offer to Purchase and in the accompanying Circular, and if any such information is given or made it must not be relied upon as having been authorized by Trelawney.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

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TABLE OF CONTENTS

IMPORTANT NOTICE TO AUGEN SHAREHOLDERS IN THE UNITED STATES		iv

NOTICE TO HOLDERS OF AUGEN OPTIONS, AUGEN WARRANTS		v

CANADIAN CURRENCY		v

FORWARD-LOOKING STATEMENTS		vi

NOTICE REGARDING AUGEN INFORMATION		vi

QUESTIONS AND ANSWERS ABOUT THE OFFER		3

DEFINITIONS		18

OFFER TO PURCHASE		24
1.	The Offer	24
2.	Time for Acceptance	25
3.	Manner of Acceptance	25
4.	Conditions of the Offer	31
5.	Extension, Variation or Change in the Offer	35
6.	Take-Up of and Payment for Deposited Augen Shares	36
7.	Right to Withdraw Deposited Augen Shares	37
8.	Return of Deposited Augen Shares	39
9.	Changes in Capitalization; Encumbrances; Distributions	39
10.	Mail Service Interruption	40
11.	Notice and Delivery	40
12.	Augen Shares Not Deposited Under the Offer	41
13.	Market Purchases	41
14.	Other Terms of the Offer	41

CIRCULAR		43
1.	Trelawney	43
2.	Augen	43
3.	Background to the Offer	44
4.	Rationale and Benefits of the Offer	45
5.	Purpose of the Offer and Trelawney’s Plans for Augen	46
6.	Treatment of Augen Options, Augen Warrants and Other Convertible Securities	47
7.	Offer Consideration	47
8.	Certain Information Concerning Trelawney and its Authorized and Outstanding Share Capital	48
9.	Summary of Historical and Unaudited Pro Forma Financial Statements	53

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

10.	Documents Incorporated by Reference	55
11.	Certain Effects of the Offer	57
12.	Ownership of and Trading in Securities of Augen	57
13.	Agreements, Commitments or Understandings	58
14.	Lock-Up Agreements	59
15.	Shareholder Rights Plan	60
16.	Other Material Facts Concerning Augen	63
17.	Price Range and Trading Volumes of the Augen Shares	63
18.	Commitments to Acquire Securities of Augen	64
19.	Regulatory Matters	64
20.	Second Step Transactions	64
21.	Certain Canadian Federal Income Tax Considerations	68
22.	Certain U.S. Federal Income Tax Considerations	73
23.	Legal Matters and Legal Proceedings	76
24.	Interests of Experts	77
25.	Dealer Manager, Depositary and Information Agent	77
26.	Other Matters Relating to the Offer	77
27.	Offerees’ Statutory Rights	78
28.	Registration Statement Filed with the SEC	78
29.	Directors’ Approval	78

CONSENT OF COUNSEL		79

CONSENT OF AUDITORS		80

APPROVAL AND CERTIFICATE OF TRELAWNEY		81

SCHEDULE “A”		82

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

QUESTIONS AND ANSWERS ABOUT THE OFFER

The following are some of the questions with respect to the Offer that you, as a holder of Augen Shares, may have and the answers to those questions. These questions and answers are not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase and the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery. The information contained in these questions and answers is qualified in its entirety by the more detailed descriptions and information contained in the Offer to Purchase and the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery. Therefore, you are urged to read the entire Offer to Purchase and the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery carefully prior to making any decision regarding whether or not to tender your Augen Shares. Cross-references in this question and answer section to other sections of the Offer to Purchase and the Circular where you will find more complete descriptions of the topics mentioned below have been included. Unless otherwise defined herein, capitalized terms have the meanings given to them in the “Definitions” below.

Who is offering to buy my Augen Shares?

Trelawney, a corporation existing under the Laws of the Province of Ontario, is a Canadian mineral exploration and development company based in Toronto, Canada. Trelawney is involved in the exploration and development and mining of precious and base metal deposits. The Trelawney Shares are listed and trade on the TSXV under the symbol “TRR”. Trelawney’s head office is located at 130 King Street West, Suite 2810 Toronto, ON M5X 1A4.

See Section 1 of the Circular, “Trelawney”.

What is Trelawney proposing?

Trelawney is offering to purchase all of the issued and outstanding Augen Shares not currently owned by Trelawney or its affiliates, subject to the terms and conditions set forth in the Offer to Purchase and the Circular.

See Section 1 of the Offer, “The Offer”.

What would I receive in exchange for my Augen Shares?

For each Augen Share you hold and validly tender in accordance with the terms of the Offer and do not subsequently withdraw, Trelawney is offering 0.066 of a Trelawney Share.

What are some of the significant conditions of the Offer?

The Offer is subject to several conditions, some of the most important of which are as follows:

• there being validly deposited under the Offer and not withdrawn at the Expiry Time, Augen Shares representing not less than 66⅔% of the total outstanding Augen Shares (calculated on a fully-diluted basis); and

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

• the Shareholder Rights Plan being waived, invalidated or cease traded.

See Section 4 of the Offer to Purchase, “Conditions of the Offer”, for additional conditions of the Offer.

Why is Trelawney making the Offer?

Trelawney is making the Offer because it wishes to acquire control of Augen’s mining claims surrounding the Côté Lake deposit. The additional land acquired as a result of the transaction will simplify the project development options available to Trelawney. If we complete the Offer but do not then own 100% of the Augen Shares, we currently intend to acquire any Augen Shares not deposited in connection with the Offer in a second-step transaction. This transaction will take the form of a Subsequent Acquisition Transaction or a Compulsory Acquisition. The Offer is not being made for any Augen Options, Augen Warrants, convertible securities or other rights to acquire Augen Shares (other than SRP Rights).

Why should Augen Shareholders accept Trelawney’s offer to buy Augen?

Trelawney believes that the Offer will deliver superior value to Augen Shareholders because:

• Trelawney is offering a significant premium to the market price for Augen Shares at the time our intention to make the Offer was announced.

• Significant Augen Shareholders representing 42% of Augen’s shareholder base have entered into lock-up agreements indicating their support of the terms of the Offer.

• Augen Shareholders will receive an equity position in Trelawney with upside exposure to the Côté Lake project, a prospective gold project situated adjacent to the Augen’s mineral claims.

• Trelawney’s greater financial capability better positions it to develop the property without the need for near-term dilution of shareholders.

• Augen Shareholders would benefit from significantly greater trading liquidity enjoyed by Trelawney Shareholders.

• Augen’s existing management team has been unable to create value for Augen shareholders since the shares began trading on the TSXV on June 16, 2008.

• The Offer has been structured as an all-share offer that will allow certain Augen Shareholders who tender to the Offer to do so on a tax efficient basis for Canadian tax purposes.

See Section 4 of the Circular, “Rationale and Benefits of the Offer”

What securities are being sought in the Offer?

Trelawney is offering to purchase all of the outstanding Augen Shares. As of March 31, 2011, 127,691,347 Augen Shares were issued and outstanding. Our Offer includes Augen Shares that may become outstanding after the date of this Offer, but prior to the Expiry Time, upon the exercise of any Augen Options and Augen Warrants that are exercisable for Augen Shares or upon the exercise of any other rights to acquire Augen Shares. The Offer is not being made for any Augen Options, Augen Warrants, or other rights to acquire Augen Shares (other than SRP Rights).

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See Section 1 of the Offer, “The Offer”.

How will Augen Options and Augen Warrants be treated in the Offer?

The Offer is made only for outstanding Augen Shares and not for any Augen Options, Augen Warrants, or other rights to acquire Augen Shares (other than SRP Rights). Any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable law, fully exercise or convert such securities sufficiently in advance of the Expiry Time of the Offer in order to obtain Augen Shares that may be deposited in accordance with the terms of the Offer.

If Trelawney takes up and pay for Augen Shares under the Offer, it currently intends to implement a Compulsory Acquisition, a Subsequent Acquisition Transaction, or take such other action as may be available. In the event that Trelawney implements a Subsequent Acquisition Transaction, it may be structured in a manner so that the holders of Augen Options, will, pursuant to the terms thereof, receive Trelawney Shares upon the proper exercise or conversion of the Augen Options. The number of Trelawney Shares to be issued and the exercise price will reflect the exchange ratio used in our Offer. Alternatively, Trelawney may take any other actions available to it to cause the exercise or termination of any remaining Augen Options.

Will fractional shares be issued in the Offer?

No. Trelawney will not issue fractional Trelawney Shares. Instead, where a Augen Shareholder is to receive Trelawney Shares as consideration under the Offer and the aggregate number of Trelawney Shares to be issued to such Augen Shareholder would result in a fraction of a Trelawney Share being issuable, the number of Trelawney Shares to be received by such Augen Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or rounded down (if the fractional interest is less than 0.5) to the nearest whole number.

How many Trelawney Shares could be issued pursuant to the Offer?

Trelawney expects to issue approximately 11,060,566 Trelawney Shares under the Offer based on the number of Augen Shares outstanding as at March 31, 2011, and assuming that all of the Augen Shares are acquired upon completion of the Offer and any Subsequent Acquisition Transaction, and assuming that holders of in-the-money Augen Options and Augen Warrants elect to exercise their Augen Options and Augen Warrants in advance of the successful completion of the Offer.

See Section 1 of the Offer to Purchase, “The Offer”, and Section 6 of the Circular, “Treatment of Augen Options, Augen Warrants and Other Convertible Securities”.

Will my ownership and voting rights as a shareholder of Trelawney be the same as my ownership and voting rights as a shareholder of Augen?

As noted above, Trelawney expects to issue approximately 11,060,566 Trelawney Shares in connection with the Offer, which would result in there being a total of approximately 152,529,610 Trelawney Shares outstanding (based on the number of Trelawney Shares outstanding as at July 13, 2011), with Augen Shareholders holding approximately 7.3% of the Trelawney Shares on an issued basis. Each Augen Share carries the right to one vote at meetings of Augen Shareholders. Each Trelawney Share carries the right to one vote at meetings of Trelawney shareholders.

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See Section 8 of the Circular, “Certain Information Concerning Trelawney and its Authorized and Outstanding Share Capital”.

How long do I have to decide whether to tender to the Offer?

The Offer is open for acceptance until 5:00 p.m. (Toronto Time), on September 1, 2011, or until such other time and date as set out in a notice of variation of the Offer as Trelawney determines, issued at any time and from time to time at its discretion.

See Section 2 of the Offer to Purchase, “Time for Acceptance”.

Can the Expiry Time for the Offer be extended?

Yes. Trelawney may, in its sole discretion, elect to extend the Expiry Time for the Offer from the time referenced in the answer to the previous question. Under certain circumstances, Trelawney may be required to extend the Expiry Time for the Offer under Canadian and U.S. securities laws. If Trelawney elects to extend, or is required to extend, the Expiry Time for the Offer, it will publicly announce the variation and, if required by applicable law, it will mail you a copy of the notice of variation.

See Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”.

How do I tender my Augen Shares?

If you hold Augen Shares in your own name, you may accept this Offer by depositing certificates representing your Augen Shares, together with a duly completed and signed Letter of Acceptance and Transmittal, at the office of the Depositary specified in the Letter of Acceptance and Transmittal. If your Augen Shares are registered in the name of a nominee (commonly referred to as “in street name” or “street form”), you should contact your broker, investment dealer, bank, trust company or other nominee for assistance in tendering your Augen Shares to the Offer. You should request your nominee to effect the transaction.

Augen Shareholders may also accept the Offer pursuant to the procedures for book-entry transfer detailed in the Offer to Purchase and Circular and have your Augen Shares tendered by your nominee through CDS. Augen Shareholders are invited to contact the Information Agent for further information regarding how to accept the Offer.

See Section 3 of the Offer to Purchase, “Manner of Acceptance”.

What if I have lost my Augen Share certificate(s) but wish to tender my Augen Shares to the Offer?

You should complete your Letter of Acceptance and Transmittal as fully as possible and state in writing the circumstances surrounding the loss and forward the documents to the Depositary. The Depositary will forward a copy to the transfer agent for the Augen Shares and such transfer agent will advise you of replacement requirements which must be completed and returned before the expiry of the Offer.

See Section 3 of the Offer to Purchase, “Manner of Acceptance”.

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If I accept the Offer, when will I receive Trelawney Shares?

If the conditions of the Offer are satisfied or waived, and if we consummate the Offer and take up your Augen Shares, you will receive the Trelawney Shares issued as consideration for the Augen Shares tendered to the Offer promptly after the Expiry Time.

See Section 6 of the Offer to Purchase, “Take-Up and Payment for Deposited Augen Shares”.

Who is the Depositary under the Offer?

Equity Financial Trust Company is acting as Depositary under the Offer. The Depositary will be responsible for receiving certificates representing Augen Shares and accompanying Letters of Acceptance and Transmittal and other documents. The Depositary is also responsible for receiving Notices of Guaranteed Delivery, giving notices, if required, and making payment for all Augen Shares purchased by us under the terms of the Offer. The Depositary will also facilitate book-entry tenders of Augen Shares.

Will I be able to withdraw previously tendered Augen Shares?

Yes. You may withdraw Augen Shares previously tendered by you at any time (i) before Augen Shares deposited under the Offer are taken up by us under the Offer, (ii) if your Augen Shares have not been paid for by us within three business days after having been taken up, and (iii) in certain other circumstances.

See Section 7 of the Offer to Purchase, “Right to Withdraw Deposited Augen Shares”.

How do I withdraw previously tendered Augen Shares?

You must send a notice of withdrawal to the Depositary prior to the occurrence of certain events and within the time periods set forth in Section 7 of the Offer to Purchase, “Right to Withdraw Deposited Augen Shares”, and the notice must contain specific information outlined therein.

Will I have to pay any fees or commissions?

If you are the registered owner of your Augen Shares and you tender your Augen Shares directly to the Depositary you will not have to pay brokerage fees or incur similar expenses. If you own your Augen Shares through a broker or other nominee and your broker tenders the Augen Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

What will happen if the Offer is withdrawn?

Unless all of the conditions to the Offer have been satisfied or waived at or prior to the Expiry Time, Trelawney will not be obligated to take up and purchase Augen Shares tendered to the Offer and we may withdraw the Offer. If the Offer is withdrawn in this manner all of your Augen Shares that were deposited and not withdrawn will be returned to you with no payment.

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How will Canadian residents and non-residents of Canada be taxed for Canadian income tax purposes?

Generally, Augen Shareholders resident in Canada who hold their Augen Shares as capital property for purposes of the Tax Act and who dispose of such shares to Trelawney under the Offer will not realize a capital gain or a capital loss as a result of the exchange of their Augen Shares for Trelawney Shares pursuant to the Offer. The cost for tax purposes to shareholders of Trelawney Shares received on the Offer will generally be equal to the adjusted cost base of their Augen Shares that are exchanged for Trelawney Shares pursuant to the Offer. Alternatively, such shareholders will be entitled to recognize for Canadian federal tax purposes a capital gain or capital loss, otherwise determined, from such exchange.

Generally, Augen Shareholders not resident in Canada for purposes of the Tax Act who hold their Augen Shares as capital property for purposes of the Tax Act and who dispose of such shares to Trelawney under the Offer will not realize a capital gain or capital loss as a result of the exchange of their Augen Shares for Trelawney Shares pursuant to the Offer. Alternatively, such shareholders will be entitled to recognize for Canadian federal tax purposes a capital gain or capital loss, otherwise determined, from such exchange. With respect to any capital gain realized on the sale of Augen Shares to Trelawney under the Offer, the gain will not be subject to tax pursuant to the Tax Act unless those shares constitute “taxable Canadian property” (within the meaning of the Tax Act) to such Augen Shareholders and the gain is not exempt pursuant to an applicable income tax treaty.

The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified by the more detailed general description of Canadian federal income tax considerations under “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular. Augen Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Augen Shares pursuant to the Offer or a disposition of Augen Shares pursuant to any Compulsory Acquisition or Subsequent Acquisition Transaction.

Will I be able to trade the Trelawney Shares I receive?

You will be able to trade the Trelawney Shares that you receive under the Offer. In connection with the Offer, Trelawney has applied to list the Trelawney Shares offered to Augen Shareholders pursuant to the Offer on the TSXV.

Is Trelawney’s financial condition relevant to my decision to tender my Augen Shares in the Offer?

Yes. Trelawney Shares will be issued to Augen Shareholders who validly tender their Augen Shares, so you should consider its financial condition before you decide to tender your Augen Shares to the Offer. In considering Trelawney’s financial condition, you should review the documents included and incorporated by reference in the Offer to Purchase and Circular because they contain detailed business, financial and other information about us.

If I decide not to tender, how will my Augen Shares be affected?

If Trelawney takes up and pays for the Augen Shares validly tendered, it currently intends to take such action as is necessary, including effecting a Compulsory Acquisition or a Subsequent Acquisition Transaction, to acquire any Augen Shares not tendered. It is Trelawney’s current intention that the consideration to be offered for Augen Shares under such Subsequent Acquisition Transaction will be the same consideration offered under the Offer. In connection with such a transaction, you may have dissent rights. We reserve the right not to complete a Compulsory Acquisition or a Subsequent Acquisition Transaction.

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See Section 12 of the Offer to Purchase, “Augen Shares Not Deposited Under the Offer”.

Will Augen continue as a public company?

If, as a result of the Offer and any subsequent transaction, the number of holders of Augen Shares is sufficiently reduced, Augen may become eligible to cease to be a reporting issuer in Canada and other applicable jurisdictions. To the extent permitted by applicable law, Trelawney intends to delist the Augen Shares from the TSXV and, where applicable, to cause Augen to cease to be a public company. The rules and the regulations of the TSXV could also, upon the consummation of the Offer and/or a subsequent transaction, lead to the delisting of the Augen Shares from such exchange.

See Section 5 of the Circular, “Purpose of the Offer and Trelawney’s Plans for Augen”.

What is the market value of my Augen Shares?

On July 8, 2011, which is the last trading day prior to the date on which Trelawney announced its intention to make the Offer, the closing price of the Augen Shares on the TSXV was $0.27. Based on the closing price of the Trelawney Shares of $4.87 on the TSXV on July 8, 2011, the Offer represented a premium of approximately 40% over the volume-weighted average price of the Augen Shares on the TSXV for the 20 trading days ended July 8, 2011.

Trelawney urges you to obtain recent quotations for the Augen Shares and Trelawney Shares before deciding whether or not to tender your Augen Shares.

See Section 17 of the Circular, “Price Range and Trading Volumes of the Augen Shares”.

If the Offer is successful will the Board of Directors and management of Augen change?

Yes. If the Offer is successful it is anticipated that the current management of Trelawney will manage Augen in place of Augen’s current management, and that the board of directors of Augen will be replaced by nominees of Trelawney.

See Section 5 of the Circular, “Purpose of the Offer and Trelawney’s Plans for Augen”.

Who can I call with questions about the Offer or for more information?

You can call our Information Agent, Laurel Hill Advisory Group if you have questions or requests for additional copies of the Offer to Purchase and Circular. Questions and requests should be directed to the following telephone numbers:

NORTH AMERICAN TOLL-FREE
1-877-452-7184
Banks, Brokers or Collect Calls: 416-304-0211
Email:assistance@laurelhill.com

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THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

SUMMARY

The following is a summary only and is qualified by the detailed provisions contained elsewhere in the Offer Documents. Augen Shareholders are urged to read the Offer Documents in their entirety. Capitalized terms used in this summary are defined in “Definitions”.

The Offer

Trelawney hereby offers to purchase, on the basis of 0.066 of a Trelawney Share for each Augen Share, subject to adjustment for fractional shares, on the terms and subject to the conditions set forth herein and in the Letter of Acceptance and Transmittal (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), all of the outstanding Augen Shares (which include the associated SRP Rights), other than Augen Shares beneficially owned by Trelawney and its affiliates, and including any Augen Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time upon the exercise, exchange or conversion of any Augen Options, Augen Warrants, convertible securities or other rights (other than SRP Rights) that are exercisable or exchangeable for or convertible into Augen Shares. The Offer will be open for acceptance until the Expiry Time, unless the Offer is extended or withdrawn by Trelawney. See Section 2 of the Offer to Purchase, “Time for Acceptance”.

The obligation of Trelawney to take up and pay for Augen Shares deposited pursuant to the Offer is subject to certain conditions, including, among other things, there being validly deposited under the Offer and not withdrawn at the Expiry Time that number of Augen Shares that satisfies the Minimum Tender Condition and the provisions of the Shareholder Rights Plan having been waived or invalidated or the SRP Rights issued thereunder having been cease traded. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Augen Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, Trelawney or its agents may, in the sole discretion of Trelawney, take such action as Trelawney may deem necessary to extend the Offer to Augen Shareholders in any such jurisdiction.

Trelawney

Trelawney, a corporation existing under the Laws of the Province of Ontario, is a Canadian mineral exploration and development company based in Toronto, Canada. Trelawney is involved in the exploration and development and mining of precious and base metal deposits. The Trelawney Shares are listed and trade on the TSXV under the symbol “TRR”. Trelawney’s head office is located at 130 King Street West, Suite 2810 Toronto, ON M5X 1A4.

Trelawney is a reporting issuer or equivalent in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and files its continuous disclosure documents and other documents with the Securities Regulatory Authorities of those provinces. Such documents are available through the SEDAR website at www.sedar.com. The principal market for the trading of the Trelawney Shares is the TSXV, where the Trelawney Shares are listed and trade on Tier 2 under the symbol “TRR”.

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Augen

Augen is a mineral exploration company focused upon building shareholder value by confirming an historic resource and expanding that resource with the aim of becoming a producing gold company. Augen’s business includes the exploration of staked and patented mining claims in the Southern Swayze Greenstone Belt, including the formerly producing Jerome Gold Mine in Ontario. Augen’s registered and head office address is located at 360 Bay Street, Suite 500, Toronto, ON M5H 2V6.

Augen is a reporting issuer or equivalent in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador and files its continuous disclosure documents and other documents with the Securities Regulatory Authorities of those provinces. Such documents are available through the SEDAR website at www.sedar.com. The principal market for the trading of Augen Shares is the TSXV, where the Augen Shares are listed and trade on Tier 2 under the symbol “GLD”.

According to Augen’s interim financial statements for the three month period ended March 31, 2011, as at March 31, 2011, there were (a) 127,691,347 Augen Shares issued and outstanding; (b) 6,850,000 Augen Shares issuable pursuant to Augen Options; and (c) 38,416,993 Augen Shares issuable upon the exercise of Augen Warrants.

Purpose of the Offer

The purpose of the Offer is to enable Trelawney to acquire all of the issued and outstanding Augen Shares to acquire control of Augen’s mining claims surrounding Trelawney’s flagship Côté Lake gold deposit. The additional land acquired as a result of the transaction will simplify the project development options available to Trelawney. If the Offer is successful and Trelawney acquires all of the issued and outstanding Augen Shares, Trelawney intends to conduct a detailed review of Augen’s assets, corporate structure, capitalization, policies, management and personnel to determine what changes would be desirable in light of such review and the circumstances which then exist.

If permitted by applicable laws, Trelawney intends to cause Augen to apply to delist the Augen Shares from the TSXV as soon as practicable after completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction.

See Section 5 of the Circular, “Purpose of the Offer and Trelawney’s Plans for Augen” and Section 20 of the Circular, “Second Step Transactions”.

Reasons to Accept the Offer

Augen Shareholders should consider the following factors in making their decision to accept the Offer:

•
Compelling premium. On July 8, 2011, which is the last trading day prior to the date on which Trelawney announced its intention to make an Offer, the closing price of the Augen Shares was $0.27. Based on the closing price of Trelawney Shares on July 8, 2011, the Offer represents a premium of approximately 40% over the volume-weighted trading price of the Augen Shares for the 20 trading days ended July 8, 2011.

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•
Opportunity for participation in the Côté Lake gold deposit. Since the Offer is a share exchange transaction, Augen shareholders will, upon the successful completion of the Offer through their ownership of Trelawney Shares, benefit from any future increases in value associated with the continued exploration and development of Trelawney’s portfolio of assets, including Trelawney’s flagship Côté Lake gold deposit.

•
Continued participation in the Jerome Mine area deposit. Shareholders will continue to participate in any increase in value of the Jerome Mine area deposit by holding 7.3% of the outstanding Trelawney Shares following the successful completion of the Offer.

•
Established, well-funded, shareholder focused team in place. Trelawney offers the Augen Shareholders the benefits of both the project development expertise of the Trelawney management team and access to a proforma combined estimated cash balance of approximately $59 million (which does not include the $57.5 million raised by Trelawney pursuant to a public offering completed May 31, 2011) with which to advance projects without any near-term dilution. Trelawney will continue to be guided by an experienced board of directors who collectively have extensive project development, acquisition and other relevant industry experience necessary to advance projects from the exploration stage into development and to create shareholder value by doing so.

•
Augen Shareholders will participate in a larger more liquid company. Based on closing price of the Trelawney Shares on July 8, 2011, Trelawney would be the 4th largest mining company on the TSXV based on market capitalization and assuming the successful completion of the Offer. The Trelawney Shares are significantly more liquid than the Augen Shares (over the last 12 months, the average daily trading value of the Trelawney Shares was $1.95 million, which is almost 11 times the average daily trading value of Augen’s Shares of $180,000 over the same period).

•
Augen has not been able to create shareholder value. The market value on a per share basis of Augen has decreased between June 16, 2008, the date on which Augen commenced trading on the TSXV, and July 8, 2011, the last trading date immediately prior to Trelawney’s announcement of its intention to make the Offer. Comparatively, the market value on a per share basis of Trelawney has increased by 1,523% over the same period. In Trelawney’s view, it does not appear that Augen has been able to create value for the Augen Shareholders.

•
Tax-Efficient Structure. The Offer has been structured as an all-share offer that will allow certain Augen Shareholders who tender to the Offer to do so on a tax-efficient basis. Canadian resident Augen Shareholders may receive Trelawney Shares on a tax-deferred basis.

•
Simplifies flexibility for project design of Côté Lake gold deposit. The transaction benefits all shareholders as a larger land package around Côté Lake provides additional flexibility to design and develop the project as the area of known mineralization continues to expand. Increasing the options available to Trelawney to develop the Côté Lake gold deposit ensures that operations can be optimized, maximizing the value of the project for shareholders. Augen shareholders, upon successful completion of the Offer through their ownership of Trelawney Shares, will benefit from the simplified development of the Côté Lake gold deposit.

See Section 4 of the Circular, “Rationale and Benefits of the Offer”.

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Lock-Up Agreements

Trelawney entered into the Lock-Up Agreements with the Lock-Up Shareholders pursuant to which the Lock-Up Shareholders agreed to tender an aggregate of 53,442,815 Augen Shares, representing 42% of the outstanding Augen Shares, to the Offer (together with any Augen Shares they may acquire subsequent to the date of the Lock-Up Agreements), and not to withdraw such Augen Shares from the Offer except in certain circumstances. As of the date hereof, Trelawney together with its affiliates beneficially owns, directly or indirectly, a total of 4,299,000 Augen Shares.

See Section 14 of the Circular, “Lock-Up Agreements”.

Treatment of Augen Options, Augen Warrants and Other Convertible Securities

The Offer is made only for Augen Shares (including associated SRP Rights) and is not made for any Augen Options, Augen Warrants, convertible securities or other rights (other than SRP Rights) to acquire Augen Shares. Any holder of Augen Options, Augen Warrants, convertible securities or other rights (other than SRP Rights) to acquire Augen Shares who wishes to accept the Offer in respect of the Augen Shares issuable upon exercise, exchange or conversion thereof should, to the extent permitted by the terms of such Augen Options, Augen Warrants, convertible securities or other rights to acquire Augen Shares and applicable Law, fully exercise, exchange or convert such Augen Options, Augen Warrants, convertible securities or other rights to acquire Augen Shares in order to obtain certificates representing Augen Shares that may be deposited in accordance with the terms of the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Augen Options, Augen Warrants, convertible securities or other rights to acquire Augen Shares will have certificates representing the Augen Shares received on such exercise, exchange or conversion available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

The tax consequences to holders of Augen Options, Augen Warrants, convertible securities or other rights to acquire Augen Shares of exercising, exchanging or converting or not exercising, exchanging or converting their Augen Options, Augen Warrants, convertible securities or other rights to acquire Augen Shares, as applicable, and the tax consequences to such holders resulting from the consummation of any Second Step Transaction, are not described in this Offer to Purchase and Circular. Holders of Augen Options, Augen Warrants, convertible securities or other rights to acquire Augen Shares are urged to consult their own tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise, exchange or convert or not exercise exchange or convert such Augen Options, Augen Warrants, convertible securities or other rights to acquire Augen Shares and the consummation of any Second Step Transaction.

See Section 6 of the Circular, “Treatment of Augen Options, Augen Warrants and Other Convertible Securities”.

Time for Acceptance

The Offer is open for acceptance commencing on this date until the Expiry Time, unless extended or withdrawn by Trelawney. The Expiry Time is currently 5:00 p.m. (Toronto time) on September 1, 2011. See Section 2 of the Offer to Purchase, “Time for Acceptance”, and Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”.

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Manner of Acceptance

The Offer may be accepted by Augen Shareholders by depositing certificates representing Augen Shares that are being deposited, together with a properly completed and duly signed Letter of Acceptance and Transmittal in the form accompanying this Offer to Purchase and Circular (printed on green paper), or a manually signed facsimile thereof, and all other documents required by the Letter of Acceptance and Transmittal at the office of the Depositary specified in the Letter of Acceptance and Transmittal at or before the Expiry Time. The Offer will be deemed to be accepted only if the Depositary has actually received these documents at or before the Expiry Time. Augen Shareholders whose Augen Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Augen Shares to the Offer.

Augen Shareholders may also accept the Offer by following the procedures for a book-entry transfer established by CDS or DTC, provided that a Book-Entry Confirmation and any other required documents are received by the Depositary at its office set out in the Letter of Acceptance and Transmittal prior to the Expiry Time. Augen Shareholders accepting the Offer through a book-entry transfer must make sure such documents are received by the Depositary.

If an Augen Shareholder wishes to deposit Augen Shares (which include SRP Rights) pursuant to the Offer and (a) the certificate or certificates representing such Augen Shares and/or, if the Separation Time has occurred, such SRP Rights are not immediately available to deposit, (b) the certificate or certificates and all required documents cannot be delivered to the Depositary prior to the Expiry Time, or (c) the procedures for book-entry transfer cannot be complied with prior to the Expiry Time, those Augen Shares may nevertheless be deposited validly under the Offer by utilizing the procedures contemplated by the Notice of Guaranteed Delivery that accompanies this Offer to Purchase and Circular (printed on yellow paper).

See Section 3 of the Offer to Purchase, “Manner of Acceptance”.

Conditions

Trelawney will have the right to withdraw or terminate the Offer, and will not be required to take up or pay for, and/or may extend the period of time during which the Offer is open and/or may postpone taking up and paying for any Augen Shares deposited under the Offer unless all of the conditions described in Section 4 of the Offer to Purchase, “Conditions of the Offer” are satisfied or waived by Trelawney at or prior to the Expiry Time. The Offer is conditional on, among other things, there being validly deposited under the Offer and not withdrawn at the Expiry Time such number of Augen Shares that, when added to the Augen Shares beneficially owned by Trelawney and its affiliates (if any), satisfies the Minimum Tender Condition and the provisions of the Shareholder Rights Plan having been waived or invalidated or the SRP Rights issued thereunder having been cease traded. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

The conditions of the Offer are for the exclusive benefit of Trelawney and may be waived by it, in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time without prejudice to any of the rights that Trelawney may have.

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THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

Take-Up of and Payment for Deposited Augen Shares

Upon the terms and subject to the conditions of the Offer, Trelawney will be obligated to take up and pay for Augen Shares duly and validly deposited pursuant to the Offer and not validly withdrawn in accordance with the terms of the Offer within 10 days after the Expiry Time. Any Augen Shares taken up will be required to be paid for as soon as possible and in any event not later than three business days after being taken up. Any Augen Shares deposited pursuant to the Offer after the first date on which Augen Shares have been taken up and paid for by Trelawney will be required to be taken up and paid for within 10 days of such deposit. See Section 6 of the Offer to Purchase, “Take-Up of and Payment for Deposited Augen Shares”.

Right to Withdraw Deposited Augen Shares

Augen Shares deposited under the Offer may be withdrawn by or on behalf of a Depositing Augen Shareholder at any time before the Augen Shares have been taken up by Trelawney pursuant to the Offer and in the other circumstances discussed in Section 7 of the Offer to Purchase, “Right to Withdraw Deposited Augen Shares”.

Second Step Transactions

If, within 120 days after the date of the Offer, the Offer has been accepted by the holders of not less than 90% of the issued and outstanding Augen Shares (calculated on a fully-diluted basis), other than Augen Shares held as at the date of the Offer by or on behalf of Trelawney or an affiliate or associate (as these terms are defined in the OBCA) of Trelawney, Trelawney is entitled, upon complying with the applicable provisions of the OBCA, to acquire the Augen Shares held by each Shareholder who does not accept the Offer and each person who subsequently acquires any such non-tendered Augen Shares. If Trelawney takes up and pays for the requisite number of Augen Shares under the Offer, Trelawney currently intends to complete a Compulsory Acquisition of all of the remaining Augen Shares not tendered into the Offer on the same terms that the Deposited Augen Shares were acquired pursuant to the Offer and pursuant to the applicable provisions of the OBCA.

If Trelawney takes up and pays for Augen Shares validly deposited under the Offer and the statutory right of Compulsory Acquisition is not available for any reason, or Trelawney determines not to exercise such right, Trelawney currently intends to take such actions as are necessary, including causing a special meeting of Augen Shareholders to be called to consider a Subsequent Acquisition Transaction involving Augen and/or its subsidiaries and Trelawney or an affiliate of Trelawney, for Trelawney to acquire the remaining Augen Shares not acquired under the Offer.

The details of any Second Step Transaction, including the timing of its implementation and the consideration to be received by minority Augen Shareholders, will necessarily be subject to a number of considerations, including the number of Augen Shares acquired pursuant to the Offer. Although Trelawney currently intends to propose a Second Step Transaction on the same terms as the Offer, it is possible that, as a result of (a) the number of Augen Shares acquired under the Offer, (b) delays in Trelawney’s ability to effect such a transaction, (c) information obtained hereafter by Trelawney, (d) changes in general economic, industry, political, social, regulatory or market conditions or in the business or prospects of Augen, or (e) other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. Trelawney expressly reserves the right to propose other means of acquiring, directly or indirectly, all of the outstanding Augen Shares in accordance with applicable Laws, including a Subsequent Acquisition Transaction on terms other than as described in the Circular.

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THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

See Section 5 of the Circular, “Purpose of the Offer and Trelawney’s Plans for Augen” and Section 20 of the Circular, “Second Step Transactions”.

Certain Canadian Federal Income Tax Considerations

Generally, Augen Shareholders resident in Canada who hold their Augen Shares as capital property for purposes of the Tax Act and who dispose of such shares to Trelawney under the Offer will not realize a capital gain or a capital loss as a result of the exchange of their Augen Shares for Trelawney Shares pursuant to the Offer. The cost for tax purposes to Augen Shareholders of Trelawney Shares received on the Offer will generally be equal to the adjusted cost base of their Augen Shares that are exchanged for Trelawney Shares pursuant to the Offer. Alternatively, such Augen Shareholders will be entitled to recognize for Canadian federal tax purposes a capital gain or capital loss, otherwise determined, from such exchange.

Generally, Augen Shareholders not resident in Canada for purposes of the Tax Act who hold their Augen Shares as capital property for purposes of the Tax Act and who dispose of such shares to Trelawney under the Offer will not realize a capital gain or capital loss as a result of the exchange of their Augen Shares for Trelawney Shares pursuant to the Offer. Alternatively, such Augen Shareholders will be entitled to recognize for Canadian federal tax purposes a capital gain or capital loss, otherwise determined, from such exchange. With respect to any capital gain realized on the sale of Augen Shares to Trelawney under the Offer, the gain will not be subject to tax pursuant to the Tax Act unless those shares constitute “taxable Canadian property” (within the meaning of the Tax Act) to such Augen Shareholders and the gain is not exempt pursuant to an applicable income tax treaty.

The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified by the more detailed general description of Canadian federal income tax considerations under “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular. Augen Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Augen Shares pursuant to the Offer or a disposition of Augen Shares pursuant to any Compulsory Acquisition or Subsequent Acquisition Transaction.

Shareholder Rights Plan

Augen adopted a shareholder rights plan under the terms of a shareholder rights plan agreement dated as of April 21, 2011. The Offer is not a “permitted bid” for the purposes of the Shareholder Rights Plan. Accordingly, in order for the Offer to proceed, the Shareholder Rights Plan must be terminated or action must be taken by the Augen Board or by Securities Regulatory Authorities or a court of competent jurisdiction to remove the effect of the Shareholder Rights Plan and permit the Offer to proceed. See Section 15 of the Circular, “Shareholder Rights Plan”.

Trelawney believes that at the Expiry Time, Augen, the Augen Board and Augen Shareholders will have had more than adequate time to fully consider the Offer and any available alternative transactions and to determine whether or not to deposit their Augen Shares under the Offer.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

The Offer is being made on the condition, among others, that (a) the Augen Board has redeemed all outstanding SRP Rights or waived the application of the Shareholder Rights Plan to the purchase of Augen Shares by Trelawney under the Offer or any Second Step Transaction; (b) the Shareholder Rights Plan does not provide rights to Augen Shareholders to purchase any securities of Augen as a result of the Offer or any Second Step Transaction and does not and will not adversely affect the Offer or Trelawney; (c) a cease trade order or an injunction has been issued that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of Augen Shares upon the exercise of SRP Rights in relation to the purchase of Augen Shares by Trelawney under the Offer or any Second Step Transaction; (d) a court of competent jurisdiction has made a final and non-appealable order that the SRP Rights are illegal, invalid, of no force or effect or may not be exercised in relation to the Offer or any Second Step Transaction; or (e) the SRP Rights and the Shareholder Rights Plan has otherwise become or been held to be unexercisable or unenforceable in relation to the Augen Shares with respect to the Offer or any Second Step Transaction. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Regulatory Matters

The acquisition of the Augen Shares pursuant to the Offer or a Second Step Transaction, as applicable, is subject to, among other things, compliance with Securities Laws. See Section 19 of the Circular, “Regulatory Matters”.

Certain Effects of the Offer

If the Offer is successful, Trelawney’s current intention is to acquire the Augen Shares of any Augen Shareholders who have not accepted the Offer pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 20 of the Circular, “Second Step Transactions”.

The purchase of Augen Shares by Trelawney pursuant to the Offer will reduce the number of Augen Shares that might otherwise trade publicly and may reduce the number of Augen Shareholders and, depending on the number of Augen Shares acquired by Trelawney, could materially adversely affect the liquidity and market value of the remaining Augen Shares held by the public. Depending on the number of Augen Shares purchased pursuant to the Offer, it is possible that Augen could fail to meet the criteria for continued listing of its Augen Shares on the TSXV or to maintain its Tier 2 listing on the TSXV. If this were to happen, the Augen Shares could be delisted or downgraded and this could, in turn, materially adversely affect the market, or result in a lack of an established market, for such Augen Shares.

If permitted by applicable Laws, subsequent to completion of the Offer or any Second Step Transaction, if necessary, Trelawney intends to apply to delist the Augen Shares from the TSXV and cause Augen to cease to be a reporting issuer under the Securities Laws of each province of Canada in which it is a reporting issuer and to cease to have public reporting obligations in any other jurisdictions where it may have such obligations.

Dealer Manager, Depositary and Information Agent

Trelawney has engaged RBC as its financial advisor with respect to the Offer and as Dealer Manager for the Offer to solicit acceptances of the Offer. Trelawney has engaged Equity Financial Trust Company to act as Depository for the Offer. Trelawney has engaged Laurel Hill Advisory Group as Information Agent for the Offer to provide Augen Shareholders with a resource for information regarding the Offer. Questions and requests for assistance may be directed to the Information Agent at 1-877-452-7184 (toll-free) or 416-304-0211 (outside North America) or via email at assistance@laurelhill.com.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

The Depositary and Information Agent will: (a) receive reasonable and customary compensation from Trelawney for the services provided in connection with the Offer; (b) be reimbursed for certain out-of-pocket expenses in connection therewith; and (c) be indemnified against certain liabilities and expenses in connection therewith. The Dealer Manager will not be paid any fees for services as such; however, Trelawney will reimburse the Dealer Manager for reasonable out-of-pocket expenses, and has also agreed to indemnify the Dealer Manager against certain liabilities and expenses in connection with the Offer. In addition, Trelawney has agreed to pay RBC certain fees for services rendered by it in connection with the Offer as financial advisor and will reimburse RBC for its reasonable out-of-pocket expenses incurred in connection with the Offer.

See Section 25 of the Circular, “Dealer Manager, Depositary and Information Agent”.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

DEFINITIONS

In the Offer Documents, unless the context otherwise requires, the following terms have the meanings indicated:

“affiliates” has the meaning given to it in the Securities Act;

“Agent’s Message” has the meaning given to it in Section 3 of the Offer to Purchase, “Manner of Acceptance”;

“Appointee” has the meaning given to it in Section 3 of the Offer to Purchase, “Manner of Acceptance”;

“Acquisition Proposal” has the meaning given to it in Section 14 of the Circular, “Lock-Up Agreements”;

“Annual Information Form” means the annual information form of Trelawney for the fiscal year ended December 31, 2011, dated May 12, 2011, filed with Securities Regulatory Authorities;

“Augen” means Augen Gold Corp.;

“Augen Board” means the Board of Directors of Augen;

“Augen Financial Statements” means Augen’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2009 and December 31, 2010 and the interim consolidated financial statements as at and for the three month period ended March 31, 2010 and 2011 (in each case, including the notes thereto and related management discussion and analysis);

“Augen Option” means an option to purchase Augen Shares pursuant to the Augen Stock Option Plan;

“Augen Public Disclosure Record” means all documents filed on Augen’s SEDAR profile on or before July 11, 2011;

“Augen Shares” means the issued and outstanding common shares in the capital of Augen together with associated SRP Rights, including all common shares of Augen issued prior to the Expiry Time upon the exercise, exchange or conversion of any Augen Options, Augen Warrants, convertible securities or other rights (other than SRP Rights) that are exercisable or exchangeable for or convertible into common shares of Augen, and “Share” means any one common share of Augen and the associated SRP Right;

“Augen Shareholders” means the registered or beneficial holders, as context requires, of the issued and outstanding Augen Shares and “Augen Shareholder” means any one of them;

“Augen Stock Option Plan” means the rolling stock option plan maintained by Augen and approved by Augen shareholders on June 11, 2009;

“Augen Warrant” means an issued and outstanding warrant to purchase Augen Shares;

“business day” has the meaning given to it in Part XX of the Securities Act;

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THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

“Book-Entry Confirmation” has the meaning given to it in Section 3 of the Offer to Purchase, “Manner of Acceptance”;

“CDS” means CDS Clearing and Depository Services Inc. or its nominee;

“Circular” means the take-over bid circular accompanying the Offer to Purchase and forming a part of the Offer;

“Compulsory Acquisition” has the meaning given to it in Section 20 of the Circular, “Second Step Transactions”;

“Contract” means any contract, agreement, instrument, license, franchise, lease, arrangement, commitment, understanding or other right or obligation to which Augen or any of its subsidiaries is a party or by which Augen or any of its subsidiaries, as the case may be, is bound or affected or to which any of their respective properties or assets is subject;

“CRA” means the Canada Revenue Agency;

“Dealer Manager” means RBC Dominion Securities Inc.;

“Depositary” means Equity Financial Trust Company, or such other person as is appointed to act as depositary by Trelawney;

“Deposited Augen Shares” has the meaning given to it in Section 3 of the Offer to Purchase, “Manner of Acceptance”;

“Depositing Augen Shareholders” means Augen Shareholders whose Augen Shares are validly deposited to the Offer and are not withdrawn;

“Disclosed” means disclosed in the Augen Public Disclosure Record (including in the Augen Financial Statements);

“Distributions” has the meaning given to it in Section 3 of the Offer to Purchase, “Manner of Acceptance”;

“DTC” means The Depository Trust Company;

“Eligible Institution” means a Canadian Schedule I chartered bank, a commercial bank or trust company in the United States, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks or trust companies in the United States;

“Encumbrances” means any hypothecs, mortgages, liens, charges, restrictions, security interests, adverse claims, pledges and encumbrances of any nature or kind whatsoever;

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

“Expiry Time” means 5:00 p.m. (Toronto time) on September 1, 2011, or any subsequent time and date set out in any notice of Trelawney as provided in Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”, provided that, if such day is not a business day, then the Expiry Time shall be the same time on the next business day;

“fully-diluted basis” means, with respect to the number of outstanding Augen Shares at any time, that number of Augen Shares which would be outstanding assuming that all Augen Options, Augen Warrants, convertible securities and other rights (other than SRP Rights) to acquire Augen Shares, whether vested or unvested, have been exercised or exchanged for or converted into Augen Shares;

“GAAP” means Canadian generally accepted accounting principles;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, court, tribunal, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent or authority of any of the foregoing; or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“insider” has the meaning given to it in the Securities Act;

“in-the-money” means, when referring to the exercise, exchange or conversion price of any Augen Option, Augen Warrant or other convertible security, a price that is less than the Offer Consideration;

“Law” or “Laws” means all international trade agreements, codes and conventions, laws, by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, stays, determinations, awards, decrees and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the TSXV), and the term

“applicable” with respect to such Laws and in a context that refers to one or more persons, means such laws as are applicable to such person or its business, undertaking, property or securities and emanate from such Governmental Entity or self-regulatory authority having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Letter of Acceptance and Transmittal” means the letter of acceptance and transmittal in the form accompanying the Offer and Circular (printed on green paper);

“Lock-Up Agreements” means, collectively, the lock-up agreements each dated July 11, 2011 between Trelawney and each of Libra Fund, LP, Libra Offshore Master Fund, LP, Sprott Asset Management LP, Augen Capital Corp., Mineralfields 2010-V Inc., Pathway MultiSeries Fund Inc., Sheldon Inwentash, Lynn Factor and Dr. Andrew Budning and “Lock-Up Agreement” means any one of them;

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THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

“Lock-Up Shareholders” means, collectively, Libra Fund, LP, Libra Offshore Master Fund, LP, Sprott Asset Management LP, Augen Capital Corp., Mineralfields 2010-V Inc., Pathway MultiSeries Fund Inc., Sheldon Inwentash, Lynn Factor and Dr. Andrew Budning, and “Locked-up Shareholder” means any one of them;

 “Locked-Up Shares” has the meaning given to it in Section 14 of the Circular, “Lock-Up Agreement”;

“Material Adverse Effect” means, when used in connection with a person, any change, effect, event, occurrence or state of facts that is, or could reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, articles, by-laws, licenses, permits, operations, results of operations, prospectus or condition (financial or otherwise) of that person and its subsidiaries, taken as a whole, other than, with respect to Augen, any change, effect, event, circumstance, fact or occurrence (a) relating solely to general political, economic or financial conditions, (b) relating solely to the state of securities or commodities markets in general, (c) solely attributable to the announcement of the transactions contemplated herein, (d) relating solely to the industries in which Augen and its subsidiaries operate in general, or (e) in applicable Laws or GAAP; provided that, for (a), (b), (d) and (e), the change, effect, event, circumstance, fact or occurrence does not disproportionately adversely affect Augen and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the same industries;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators, as the same may be amended from time to time;

“Minimum Tender Condition” has the meaning given to it in Section 4 of the Offer to Purchase, “Conditions of the Offer”;

“Non-Resident Shareholder” has the meaning given to it in Section 21 of the Circular, “Canadian Federal Income Tax Considerations”;

“Notice” has the meaning given to it in Section 20 of the Circular, “Second Step Transactions”;

“Notice of Guaranteed Delivery” means the accompanying notice of guaranteed delivery in the form accompanying the Offer and Circular (printed on yellow paper);

“OBCA” means the Business Corporations Act (Ontario) and the regulations made thereunder, as promulgated or amended from time to time;

“Offer” means the offer by Trelawney to purchase all of the issued and outstanding Augen Shares made hereby;

“Offer Documents” means, collectively, the Offer to Purchase, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery, as amended from time to time;

“Offer Period” means the period commencing on the date of the Offer and ending at the Expiry Time;

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THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

“person” includes an individual, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, body corporate, trust, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Purchased Securities” has the meaning given to it in Section 3 of the Offer to Purchase, “Manner of Acceptance”;

“RBC” means RBC Dominion Securities Inc., a member company of RBC Capital Markets;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits, authorizations and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as are necessary or desirable in the judgment of Trelawney for the consummation of the transactions contemplated herein;

“Remaining Shareholder” has the meaning given to it in Section 20 of the Circular,

“Second Step Transactions”; “Second Step Transaction” means a Compulsory Acquisition or a Subsequent Acquisition Transaction;

“Securities Act” means the Securities Act (Ontario) and the rules and regulations made thereunder, and published policies in respect thereof, as now in effect and as they may be promulgated, published or amended from time to time;

“Securities Laws” means the Securities Act and all other applicable Canadian provincial and territorial securities laws, rules and regulations made thereunder, and published policies in respect thereof, as now in effect and as they may be promulgated, published or amended from time to time;

“Securities Regulatory Authorities” means all applicable securities regulatory authorities, including (a) the provincial securities regulatory authorities in the provinces of Canada in which Augen is a reporting issuer (or the equivalent), and (b) applicable stock exchanges, including the TSXV;

“SEDAR” means the System for Electronic Document Analysis and Retrieval (SEDAR) maintained by CDS;

“Shareholder Rights Plan” means the shareholder rights plan agreement entered into between Augen and Computershare Investor Services Inc., as rights agent, dated as of April 21, 2011;

“Separation Time” has the meaning given to it in Section 15 of the Circular, “Shareholder Rights Plan - Exercise of SRP Rights”;

“SRP Rights” means the rights issued under the Shareholder Rights Plan;

“Subsequent Acquisition Transaction” has the meaning given to it in Section 20 of the Circular, “Second Step Transactions”;

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THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

“subsidiary” means, with respect to a specified body corporate, anybody corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

“Superior Bid” has the meaning given to it in Section 14 of the Circular, “Lock-Up Agreement”;

“Tax Act” means the Income Tax Act (Canada), as amended from time to time;

“taxable capital gain” has the meaning given to it in Section 21 of the Circular, “Canadian Federal Income Tax Considerations”;

“Taxes” means all taxes, imposts, levies and withholdings, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity;

“Trelawney” means Trelawney Mining and Exploration Inc.;

“Trelawney Shares” means the common shares in the capital of Trelawney;

“TSXV” means the TSX Venture Exchange; and

“Voting Shares” has the meaning given to it in Section 15 of the Circular, “Shareholder Rights Plan - Exercise of SRP Rights”.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

OFFER TO PURCHASE

The accompanying Circular, Letter of Acceptance and Transmittal (printed on green paper) and Notice of Guaranteed Delivery (printed on yellow paper), which are incorporated into and form part of the Offer, contain important information that should be read carefully before making a decision with respect to the Offer.

July 13, 2011
TO:           THE HOLDERS OF SHARES OF AUGEN

1.           The Offer

Trelawney hereby offers to purchase, on the basis of 0.066 of a Trelawney Share for each Augen Share, on the terms and subject to the conditions set forth herein and in the Letter of Acceptance and Transmittal (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), all of the outstanding Augen Shares (which includes associated SRP Rights), other than Augen Shares beneficially owned by Trelawney and its affiliates, and including any Augen Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time upon the exercise, exchange or conversion of any Augen Options, Augen Warrants, convertible securities or other rights (other than SRP Rights) that are exercisable or exchangeable for or convertible into Augen Shares. Each Augen Shareholder will receive the Offer Consideration in respect of all of the Augen Shareholder’s Augen Shares validly deposited under the Offer and not properly withdrawn, subject to adjustment for fractional shares.

Augen Shareholders who have deposited Augen Shares pursuant to the Offer will be deemed to have deposited the SRP Rights associated with such Augen Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by Trelawney will be allocated to the SRP Rights.

The Offer is made only for Augen Shares (including associated SRP Rights) and is not made for any Augen Options, Augen Warrants, convertible securities or other rights (other than SRP Rights) to acquire Augen Shares. Any holder of Augen Options, Augen Warrants, convertible securities or other rights to acquire Augen Shares who wishes to accept the Offer in respect of the Augen Shares issuable upon exercise, exchange or conversion thereof should, to the extent permitted by the terms of such Augen Options, Augen Warrants, convertible securities or other rights (other than SRP Rights) to acquire Augen Shares and applicable Laws, fully exercise, exchange or convert such Augen Options, Augen Warrants, convertible securities or other rights to acquire Augen Shares in order to obtain certificates representing Augen Shares that may be deposited in accordance with the terms of the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Augen Options, Augen Warrants, convertible securities or other rights to acquire Augen Shares will have certificates representing the Augen Shares received on such exercise, exchange or conversion available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of this Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”. See Section 5 of the Circular, “Treatment of Augen Options, Augen Warrants and Other Convertible Securities”.

The Augen Shares are listed for trading on the TSXV under the symbol “GLD”. The closing price of the Augen Shares on July 8, 2011, the last trading day prior to the announcement of the Offer, was $0.27. The Trelawney Shares are listed for trading on the TSXV under the symbol “TRR”. The closing price of the Trelawney Shares on July 8, 2011, was $4.87. Based on the closing price of the Trelawney Shares on July 8, 2011, the Offer represents a premium of approximately 40% over the volume-weighted trading price of the Augen Shares on the TSXV for the 20 trading days ended July 8, 2011.

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THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

No fractional Trelawney Shares will be issued pursuant to the Offer. Where the aggregate number of Trelawney Shares to be issued to an Augen Shareholder as consideration under the Offer would result in a fraction of a Trelawney Share being issuable, the number of Trelawney Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

The obligation of Trelawney to take up and pay for Augen Shares deposited pursuant to the Offer is subject to certain conditions, including, among other things, there being validly deposited under the Offer and not withdrawn at the Expiry Time that number of Augen Shares that satisfies the Minimum Tender Condition. See Section 4 of this Offer to Purchase, “Conditions of the Offer”. If such conditions have been complied with or, to the extent capable of waiver, waived by Trelawney at or prior to the Expiry Time, Trelawney will take up and pay for the Augen Shares validly deposited and not properly withdrawn under the Offer in accordance with the terms of the Offer.

Depositing Augen Shareholders will not be obliged to pay brokerage fees or commissions if they accept the Offer by depositing their Augen Shares directly with the Depositary. If an Augen Shareholder owns Augen Shares through a broker or other nominee and such broker or nominee deposits the Augen Shares on the Augen Shareholder’s behalf, the broker or nominee may charge a fee for performing this service. See Section 26 of the Circular, “Other Matters Relating to the Offer”.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Augen Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, Trelawney or its agents may, in their sole discretion, take such action as they may deem necessary to extend the Offer to Augen Shareholders in any such jurisdiction.

2.           Time for Acceptance

The Offer is open for acceptance commencing on the date hereof until the Expiry Time, unless extended or withdrawn by Trelawney. The Expiry Time is currently 5:00 p.m. (Toronto time) on September 1, 2011. The Offer may be extended by Trelawney, in its sole discretion, to such later time or times and date or dates as may be fixed by Trelawney from time to time pursuant to Section 5 of this Offer to Purchase, “Extension, Variation or Change in the Offer”.

3.           Manner of Acceptance

Letter of Acceptance and Transmittal

The Offer may be accepted by Augen Shareholders by depositing the following documents with the Depositary at its office set out in the Letter of Acceptance and Transmittal before the Expiry Time:

(a)	the certificate or certificates representing the Augen Shares in respect of which the Offer is being accepted;

(b)
a Letter of Acceptance and Transmittal in the accompanying form, or a manually signed facsimile copy thereof, with the signature or signatures guaranteed in accordance with the instructions set out in the Letter of Acceptance and Transmittal; and

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(c)	any other relevant documents required by the instructions set out in the Letter of Acceptance and Transmittal.

No signature guarantee is required on the Letter of Acceptance and Transmittal if:

(a)	the Letter of Acceptance and Transmittal is signed by the registered owner or registered owners of the Deposited Augen Shares; or

(b)	the Augen Shares are deposited for the account of an Eligible Institution.

In all other cases, all signatures on the Letter of Acceptance and Transmittal must be guaranteed by an Eligible Institution. If the Letter of Acceptance and Transmittal is signed by a person other than the registered owner or registered owners of the accompanying certificate or certificates, such deposited certificate or certificates must be endorsed or accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner or registered owners, and the signature or signatures on such endorsement or share transfer power of attorney must correspond exactly to the name or names of the registered owner or registered owners as registered or as appearing on the certificate or certificates, and must be guaranteed by an Eligible Institution.

Unless waived by Trelawney, Depositing Augen Shareholders are required to deposit one SRP Right for each Deposited Share in order to effect a valid deposit of such Share. If the Separation Time does not occur prior to the Expiry Time, a deposit of Augen Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs prior to the Expiry Time and SRP Rights certificates are distributed by Augen to Augen Shareholders prior to the time such Augen Shareholder’s Augen Shares are deposited pursuant to the Offer, in order for the Augen Shares to be validly deposited, a SRP Rights certificate or SRP Rights certificates representing SRP Rights equal in number to the number of Augen Shares deposited by such Augen Shareholders must be delivered to the Depositary. If the Separation Time occurs prior to the Expiry Time and SRP Rights certificates are not distributed by the time an Augen Shareholder deposits its Augen Shares pursuant to the Offer, that Augen Shareholder may deposit its SRP Rights before receiving a SRP Rights certificate or SRP Rights certificates by using the guaranteed delivery procedure described below. In any case, a deposit of Augen Shares constitutes an agreement by the signatory to deliver, for no additional consideration, a SRP Rights certificate or SRP Rights certificates representing SRP Rights equal in number to the number of Augen Shares deposited pursuant to the Offer to the Depositary prior to 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the date, if any, that SRP Rights certificates are distributed. Trelawney reserves the right to require, if the Separation Time occurs prior to the Expiry Time, that the Depositary receives one or more SRP Rights certificates from an Augen Shareholder representing such SRP Rights prior to Trelawney taking up the Augen Shares for payment pursuant to the Offer.

In addition, Augen Shares and, if applicable, SRP Rights certificates may be deposited under the Offer in compliance with the procedures for guaranteed delivery set out below under the heading “Procedure for Guaranteed Delivery” or in compliance with the procedures for book-entry transfers set out below under the heading “Acceptance by Book- Entry Transfer”.

Acceptance by Book-Entry Transfer

Augen Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation is received by the Depositary at its office set out in the Letter of Acceptance and Transmittal prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of Deposited Augen Shares into the Depositary’s account in accordance with the CDS procedures for such transfer.

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Augen Shareholders who accept the Offer through their respective CDS participants by way of a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Acceptance and Transmittal and to be bound by the terms thereof.

Augen Shareholders may also accept the Offer by following the procedure for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message in respect thereof, or a properly completed and duly executed Letter of Acceptance and Transmittal (or a manually executed facsimile thereof), together with any required signature guarantees, and any other required documents, are received by the Depositary at its office set out in the Letter of Acceptance and Transmittal at or prior to the Expiry Time. Any institution that is a participant in DTC’s systems may cause DTC to make a book-entry transfer of an Augen Shareholder’s Augen Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Augen Shares may be effected through book-entry transfer into the Depositary’s account at DTC, either a Letter of Acceptance and Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Acceptance and Transmittal, and any other required documents, must, in any case, be received by the Depositary, at its office specified in the Letter of Acceptance and Transmittal prior to the Expiry Time, or the tendering Augen Shareholder must comply with the procedures for guaranteed delivery described under “Procedures for Guaranteed Delivery” for a valid tender of the Augen Shares by book-entry transfer. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary.

Delivery of Augen Shares to the Depositary by means of a book-entry transfer in accordance with the procedures for book- entry transfer established by CDS or DTC, as applicable, will constitute a valid tender under the Offer.

“Agent’s Message” means a message transmitted through electronic means by DTC in accordance with the normal procedures of DTC and the Depositary to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Augen Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Acceptance and Transmittal as if executed by such participant and that Trelawney may enforce such agreement against such participant.

“Book Entry Confirmation” means confirmation of a book-entry transfer of the Augen Shareholder’s Augen Shares into the Depositary’s account at CDS or DTC, as applicable.

Procedure for Guaranteed Delivery

If an Augen Shareholder wishes to deposit Augen Shares (which include SRP Rights) pursuant to the Offer and (a) the certificate or certificates representing such Augen Shares, (b) the certificate or certificates and all required documents cannot be delivered to the Depositary prior to the Expiry Time, or (c) the procedures for book-entry transfer cannot be complied with prior to the Expiry Time, those Augen Shares may nevertheless be deposited validly under the Offer by utilizing the procedures contemplated by the Notice of Guaranteed Delivery, provided that all of the following conditions are met:

(a)	such deposit is made only by or through an Eligible Institution;

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(b)
a properly completed and duly executed Notice of Guaranteed Delivery (or if sent by DTC, a message transmitted through electronic means by DTC in accordance with the usual procedures of DTC and the Depositary; provided, however, that if the notice is sent by DTC through such electronic means, it must state that DTC has received an express acknowledgement from the participant in DTC on whose behalf the Notice of Guaranteed Delivery is given that such participant has received and agrees to become bound by the Notice of Guaranteed Delivery), or a manually signed facsimile copy thereof, including a guarantee of delivery by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its office set out in the Notice of Guaranteed Delivery prior to the Expiry Time;

(c)
the certificate or certificates representing the Deposited Augen Shares and, if the Separation Time has occurred prior to the Expiry Time and SRP Rights certificates have been distributed to Augen Shareholders prior to the Expiry Time, the SRP Rights certificate or SRP Rights certificates representing the deposited SRP Rights, each in proper form for transfer, together with a properly completed and duly signed Letter of Acceptance and Transmittal, or a manually signed facsimile copy thereof or, in the case of Augen Shares deposited by book-entry transfer, a Book-Entry Confirmation and, in the case of DTC accounts, a Letter of Acceptance and Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Acceptance and Transmittal, and all other documents required by such Letter of Acceptance and Transmittal, are received by the Depositary at its office set out in the Notice of Guaranteed Delivery by 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the Expiry Time; and

(d)
in the case of SRP Rights where the Separation Time has occurred prior to the Expiry Time but SRP Rights certificates have not been distributed to Augen Shareholders prior to the Expiry Time, the SRP Rights certificate or SRP Rights certificates representing the deposited SRP Rights, each in proper form for transfer, together with a properly completed and duly signed Letter of Acceptance and Transmittal, or a manually signed facsimile copy thereof or, in the case of Augen Shares deposited by book-entry transfer, a Book-Entry Confirmation and, in the case of DTC accounts, a Letter of Acceptance and Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Acceptance and Transmittal, and all other documents required by such Letter of Acceptance and Transmittal, are received by the Depositary at its office set out in the Notice of Guaranteed Delivery by 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the date that SRP Rights certificates, if any, are distributed to Augen Shareholders.

The Notice of Guaranteed Delivery may be delivered by hand or courier, transmitted by electronic facsimile or mailed to the Depositary so as to be received by the Depositary at its office set out in the Notice of Guaranteed Delivery prior to the Expiry Time and must include a guarantee by an Eligible Institution in the manner set forth in the Notice of Guaranteed Delivery. Delivery to any office other than the office of the Depositary set out in the Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying the guaranteed delivery.

Method of Delivery

In all cases, payment for Deposited Augen Shares taken up by Trelawney will be made only after timely or deemed receipt by the Depositary of certificates representing such Augen Shares (including SRP Rights) and a Letter of Acceptance and Transmittal, or a manually signed facsimile copy thereof, properly completed and duly executed, covering such Augen Shares with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Acceptance and Transmittal or, in the case of Augen Shares deposited by book-entry transfer, a Book-Entry Confirmation and, in the case of DTC accounts, a Letter of Acceptance and Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Acceptance and Transmittal, together with any other required documents.

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The method of delivery of certificates representing Augen Shares, the Letter of Acceptance and Transmittal and all other required documents, including delivery through CDS or DTC, is at the option and risk of the person depositing same. If certificates for Augen Shares are to be sent by mail, it is recommended that such Augen Shares be sent by registered mail with insurance thereon and with return receipt requested, and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary on or prior to such time. Delivery will only be effective upon actual receipt of the certificates and accompanying documentation for such Augen Shares by the Depositary.

An Augen Shareholder who wishes to deposit Augen Shares under the Offer and whose certificate is registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Augen Shares in accordance with the terms of the Offer.

Determination of Validity

All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance of any deposit of Augen Shares under the Offer will be determined by Trelawney, in its sole discretion, which determination will be final and binding on all parties. Trelawney reserves the absolute right to reject any and all deposits of Augen Shares determined by it not to be in proper form or which may be unlawful to accept under the Laws of any applicable jurisdiction. Trelawney reserves the absolute right to waive (a) any conditions of the Offer, or (b) any defect or irregularity in any deposit of Augen Shares. No deposit of Augen Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of Trelawney, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in any deposit or incur any liability for failure to give any such notice. Trelawney’s interpretation of the terms and conditions of the Offer (including the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties.

Trelawney reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

Dividends and Distributions

Except as provided below, subject to the terms and conditions of the Offer, including in particular Section 9 of this Offer to Purchase, “Changes in Capitalization; Encumbrances; Distributions”, and subject, in particular, to Augen Shares being validly withdrawn by or on behalf of a Depositing Augen Shareholder, by accepting the Offer pursuant to the procedures set forth above, an Augen Shareholder deposits, sells, assigns and transfers to Trelawney all right, title and interest in and to the Augen Shares covered by the Letter of Acceptance and Transmittal delivered to the Depositary (the “Deposited Augen Shares”) and in and to all rights and benefits arising from such Deposited Augen Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests (including the SRP Rights, whether or not separated from the Augen Shares) which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Augen Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).

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Power of Attorney

An executed Letter of Acceptance and Transmittal (or, in the case of Augen Shares deposited by book-entry transfer, receipt by the Depositary of a Book-Entry Confirmation and, in the case of DTC accounts, a Letter of Acceptance and Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Acceptance and Transmittal) irrevocably constitutes and appoints, effective on and after the date that Trelawney takes up and pays for the Deposited Augen Shares (including associated SRP Rights) covered by the Letter of Acceptance and Transmittal or book entry transfer (which Augen Shares, upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”), certain officers of Trelawney and any other person designated by Trelawney in writing (each an “Appointee”) as the true and lawful agents, attorneys and attorneys-in- fact and proxies, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), of the Depositing Augen Shareholder with respect to the Purchased Securities. The execution of a Letter of Acceptance and Transmittal or the making of a book-entry transfer authorizes an Appointee, in the name and on behalf of such Augen Shareholder: (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of Augen; (b) for so long as any Purchased Securities are registered or recorded in the name of such Augen Shareholder, to exercise any and all rights of such Augen Shareholder including, without limitation, the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to Trelawney in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any person or persons as the proxy of such Shareholder in respect of the Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment thereof, including without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Augen; (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Augen Shareholder, any and all other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Augen Shareholder; and (d) to exercise any other rights of a holder of Purchased Securities.

An Augen Shareholder accepting the Offer under the terms of the Letter of Acceptance and Transmittal or who deposits Augen Shares by making a book-entry transfer revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Augen Shareholder at any time with respect to the Deposited Augen Shares or any Distributions. Except as contemplated herein, the Depositing Augen Shareholder agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Augen Shares or any Distributions by or on behalf of the Depositing Augen Shareholder unless the Deposited Augen Shares are not taken up and paid for under the Offer in accordance with the terms herein or the Offer is withdrawn by Trelawney. An Augen Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Augen and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to Trelawney any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by Trelawney as the proxy of the holder of the Purchased Securities.

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Further Assurances

An Augen Shareholder accepting the Offer (including by book-entry transfer) covenants under the terms of the Letter of Acceptance and Transmittal to execute, upon request of Trelawney, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to Trelawney. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such Augen Shareholder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of such Augen Shareholder and all obligations of the Augen Shareholder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Augen Shareholder.

Formation of Agreement

The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a Depositing Augen Shareholder and Trelawney, effective immediately following Trelawney taking up Augen Shares deposited by such Depositing Augen Shareholder, in accordance with the terms and conditions of the Offer. Such binding agreement includes a representation and warranty by the Depositing Augen Shareholder that: (a) the person signing the Letter of Acceptance and Transmittal (or on whose behalf a book-entry transfer is made) owns the Deposited Augen Shares and has full power and authority to deposit, sell, assign and transfer the Deposited Augen Shares and any Distributions being deposited to the Offer; (b) such person depositing the Deposited Augen Shares and any Distributions, or on whose behalf such Deposited Augen Shares and Distributions are being deposited, has good legal title to and is the beneficial owner of the Deposited Augen Shares and Distributions within the meaning of applicable Securities Laws; (c) the Deposited Augen Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Augen Shares or the Distributions, to any other person; (d) the deposit of the Deposited Augen Shares and the Distributions complies with applicable Laws; and (e) when the Deposited Augen Shares and Distributions are taken up and paid for by Trelawney, Trelawney will acquire good title thereto, free and clear of all Encumbrances.

4.           Conditions of the Offer

Notwithstanding any other provision of the Offer, Trelawney will have the right to withdraw or terminate the Offer, and will not be required to take up or pay for, and/or may extend the period of time during which the Offer is open, and/or may postpone taking up and paying for, any Augen Shares deposited under the Offer unless all of the following conditions are satisfied or waived by Trelawney at or prior to the Expiry Time:

(a)
there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Augen Shares that, when added to the Augen Shares beneficially owned by Trelawney and its affiliates, constitutes at least 66⅔% of the Augen Shares outstanding (calculated on a fully-diluted basis) (the “Minimum Tender Condition”);

(b)
Trelawney shall have determined in its sole discretion that, on terms satisfactory to Trelawney: (i) the Augen Board has redeemed all outstanding SRP Rights or waived the application of the Shareholder Rights Plan to the purchase of Augen Shares by Trelawney under the Offer or any Second Step Transaction; (ii) the Shareholder Rights Plan does not provide rights to Augen Shareholders to purchase any securities of Augen as a result of the Offer or any Second Step Transaction and does not and will not adversely affect the Offer or Trelawney; (iii) a cease trade order or an injunction has been issued that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of Augen Shares upon the exercise of SRP Rights in relation to the purchase of Augen Shares by Trelawney under the Offer or any Second Step Transaction; (iv) a court of competent jurisdiction has made a final and non-appealable order that the SRP Rights are illegal, invalid, of no force or effect or may not be exercised in relation to the Offer or any Second Step Transaction; or (v) the SRP Rights and the Shareholder Rights Plan has otherwise become or been held to be unexercisable or unenforceable in relation to the Augen Shares with respect to the Offer or any Second Step Transaction;

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(c)
all Regulatory Approvals shall have been obtained or concluded or, in the case of waiting or suspension periods, waived or expired or terminated, each on terms and conditions satisfactory to Trelawney, in its sole discretion;

(d)
Trelawney shall have determined in its sole discretion that no Material Adverse Effect in respect of Augen shall have occurred since the date of the Offer or occurred prior to the date of the Offer that was not Disclosed as at the date of the Offer;

(e)
Trelawney shall have determined in its sole discretion that the consummation of the Offer and any Second Step Transaction could not reasonably be expected to have a Material Adverse Effect on Augen or Trelawney;

(f)
Trelawney shall have determined in its sole discretion that (A) no act, action, suit or proceeding shall have been taken or commenced or, to the knowledge of Trelawney, threatened in writing or taken by or before any Governmental Entity, or by any elected or appointed public official in Canada or elsewhere, whether or not having the force of Law, and (B) no Law, policy, decision or directive (whether or not having the force of Law) shall exist or have been proposed, enacted, promulgated, amended, enforced or applied, in the case of (A) or (B) above:

(i)
to cease trade, enjoin, make illegal, delay or otherwise directly or indirectly prohibit or impose material limitations or conditions on, or make materially more costly, the making of the Offer, the purchase by or the sale to Trelawney of Augen Shares under the Offer, or the rights of Trelawney to own or exercise full rights of ownership of Augen Shares or to complete a Second Step Transaction or which would reasonably be expected to have such an effect;

(ii)
seeking to prohibit or limit the ownership or operation by Trelawney or any of its affiliates of Augen or any portion of the business, properties or assets of Augen or any of its subsidiaries or affiliates, or to compel Trelawney or any of its affiliates to dispose of or hold separate any portion of the business or assets of Augen or any of its subsidiaries; or

(iii)
which otherwise is reasonably likely to have a Material Adverse Effect on Augen, any of its subsidiaries, or Trelawney or any of its affiliates or to materially and adversely affect the ability of Trelawney to effect the Offer, take up and pay for Augen Shares under the Offer or complete a Second Step Transaction or which, in the sole discretion of Trelawney, may make it inadvisable for Trelawney to proceed with the Offer, take up and pay for Augen Shares under the Offer or complete a Second Stage Transaction;

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(g)
there shall not have occurred, developed or come into effect or existence after the date hereof: (i) any event, action, state, condition or financial occurrence of national or international consequence; (ii) any natural disaster or any acts of terrorism, sabotage, military action, police action or war (whether or not declared) or any escalation or worsening thereof; (iii) any other calamity or crisis; (iv) any Law, action, inquiry; (v) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; (vi) any declaration of a banking moratorium or other suspension of payments in respect of banks; (vii) any limitation by any Governmental Entity on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls; (viii) a material change in the Canadian or other currency exchange rates or a suspension or a limitation on the markets thereof; or (ix) in the case of any of the foregoing existing as at the date hereof, a material acceleration or worsening thereof; or other occurrence of any nature whatsoever, which, in the sole discretion of Trelawney, materially adversely affects, or could reasonably be expected to materially adversely affect, the financial, banking or commodity markets in Canada or internationally generally (including metals markets), or the financial condition, business, operations, assets, affairs or prospects of Trelawney or Augen or any of their respective subsidiaries, in each case, unless the same is acceptable to Trelawney;

(h)
Trelawney shall not have determined in its sole discretion that either Augen or any of its subsidiaries is not in compliance in any material respect with any material Contract to which Augen or any of its subsidiaries is a party at such time, in each case, unless the same is acceptable to Trelawney;

(i)
Trelawney shall have determined in its sole discretion that none of the following exists or has occurred (which was not Disclosed on or before July 11, 2011, and which has not been cured or waived to Trelawney’s satisfaction) or been threatened: (i) any material asset, Contract, right, franchise, concession, claim, option, licence or permit of Augen or any of its subsidiaries has been impaired or otherwise adversely affected, or (ii) any covenant, term or condition of any Contract exists, in either case, which might make it inadvisable for Trelawney to proceed with the Offer, to take up and pay for Augen Shares under the Offer, or to proceed with a Second Step Transaction (including any default, impairment or other adverse effect that may ensue as a result of Trelawney completing the Offer, taking up and paying for Augen Shares under the Offer, or proceeding with a Second Step Transaction), in each case, unless the same is acceptable to Trelawney;

(j)
Trelawney shall have determined in its sole discretion that neither Augen, nor any of its subsidiaries, nor any of their respective directors or officers has taken or proposed to take any action (including, without limitation, the implementation of any defensive tactic), failed to take any action or publicly disclosed that it intends to take any action, and Trelawney shall not have otherwise learned of any previous action taken by Augen or any of its subsidiaries which had not been publicly disclosed prior to the announcement by Trelawney of its intention to make the Offer, which, in the sole judgment of Trelawney, might make it inadvisable for Trelawney to proceed with the Offer and/or take up and pay for Augen Shares under the Offer or complete any Second Step Transaction, or that would be materially adverse to the business of Augen and its subsidiaries or to the value of the Augen Shares to Trelawney, in each case, unless acceptable to Trelawney;

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(k)
Trelawney shall not have determined in its sole discretion that either Augen or any of its subsidiaries shall have entered into or effectuated any agreement, transaction or reorganization, either alone or with any person, which was not Disclosed on or before July 11, 2011, having the effect of impairing Trelawney’s ability to acquire Augen Shares pursuant to the Offer or materially diminishing in any manner the expected economic value to Trelawney of the acquisition of Augen Shares pursuant to the Offer, including, without limitation, (i) the entering into, modifying or terminating of any agreement or arrangement with any directors, senior officers or employees except for such agreements and arrangements entered into, modified or terminated in the ordinary course of business consistent with past practice; (ii) the instituting, cancelling or modifying of any pension plan or other employee benefit arrangement; (iii) the altering of material terms of any of its material Contracts; (iv) acquiring, redeeming or otherwise causing a reduction in the number of, or authorizing or proposing the acquisition, redemption or other reduction in the number of, outstanding Augen Shares or other securities of Augen or any of its subsidiaries; (v) waiving, releasing, granting, transferring any right of material value under or amending any existing material Contract; (vi) the incurring of any debt outside of the ordinary course of business consistent with past practice; (vii) any issuance of securities or options to purchase securities of Augen or any of its subsidiaries (other than in connection with the exercise, exchange or conversion of Augen Options, Augen Warrants, convertible securities or other rights (other than SRP Rights) to acquire Augen Shares existing on or before July 11, 2011, in accordance with their respective terms and as Disclosed on or before July 11, 2011); (viii) any Distributions, other than in the usual and ordinary course of business consistent with past practice; (ix) any agreement or understanding relating to the sale or disposition of, or other dealing with, the businesses or assets of Augen, any of its subsidiaries or any part thereof or interest therein or relating to the rights of Augen or any of its subsidiaries to manage, operate or control the conduct of the businesses or any part thereof, in each case out of the ordinary course of business consistent with past practice; (x) any take-over bid (other than the Offer), merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction; (xi) any capital expenditure by Augen or any of its subsidiaries not in the ordinary course of business and consistent with past practice; (xii) any transaction not in the usual and ordinary course of business consistent with past practice; (xiii) any amendment to, or waiver of, the articles, by-laws or other constating documents of Augen or any of its subsidiaries or any entity in which Augen has a direct or indirect material interest; or (xiv) any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by or to Augen, in each case unless the same is acceptable to Trelawney acting in its sole discretion;

(l)
Trelawney (directly or through one or more affiliates) shall not have entered into an agreement with Augen which contemplates the acquisition, directly or indirectly, of 100% of the Augen Shares in a single transaction approved by Augen Shareholders;

(m)
Trelawney shall not have become aware of any adverse claim, impairment, right, interest, limitation or other restriction of any kind whatsoever not Disclosed by Augen on or before July 11, 2011, in respect of any of the properties or assets of Augen or any of its subsidiaries;

(n)
Trelawney shall not have become aware of any material misstatement, untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, as at the date it was made, in any document included in the Augen Public Disclosure Record (subject to subsequent correction in one or more documents filed in the Augen Public Disclosure Record), in each case unless the same is acceptable to Trelawney in its sole discretion; and

(o)
Trelawney shall have determined in its sole judgment (i) that the aggregate amount payable to all officers and directors of Augen upon the occurrence of a change of control does not exceed $5 million; (ii) other than such changes required to give effect to the provisions of (i) above, that there has not occurred any change in the compensation paid or payable by Augen, any of its affiliates or subsidiaries, to its directors, officers or employees including the granting of additional Augen Shares, Augen Options, Augen Warrants, convertible securities or other rights or bonuses; and (iii) that Augen has publicly disclosed all material terms of any agreement or arrangement with its directors, officers or employees with respect to change of control or severance arrangements, including the amount of any severance or termination payments payable thereunder.

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THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

The foregoing conditions are for the sole benefit of Trelawney and may be asserted by Trelawney regardless of the circumstances giving rise to any such assertion (including any action or inaction by Trelawney or any of its affiliates) or may be waived by Trelawney in whole or in part, at any time and from time to time, without prejudice to any other rights which Trelawney may have. Each of the foregoing conditions is independent of and in addition to each other of such conditions and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. The failure by Trelawney at any time prior to the Expiry Time to exercise any of the foregoing rights will not be deemed a waiver of any such rights and each such right will be deemed an ongoing right which may be asserted by Trelawney at any time and from time to time. Any determination by Trelawney concerning the events described in the conditions will be final and binding on Trelawney and the Augen Shareholders.

Any waiver of a condition or the withdrawal or termination of the Offer will be effective upon written notice (or other communication confirmed in writing) to that effect being given by Trelawney to the Depositary at its office set out on the last page of this Offer to Purchase and Circular. After giving any such notice or communication, Trelawney will make a public announcement of such waiver or withdrawal or termination and, to the extent required by applicable Laws, cause the Depositary as soon as possible afterwards to notify the Augen Shareholders in the manner set forth in Section 11 of this Offer to Purchase, “Notice and Delivery”. If the Offer is withdrawn or terminated, Trelawney will not be obligated to take up, accept for payment or pay for any Augen Shares deposited under the Offer, and the Depositary will promptly return all certificates representing Deposited Augen Shares, Letters of Acceptance and Transmittal, Notices of Guaranteed Delivery and related documents in its possession to the parties by whom they were deposited at Trelawney’s expense. See Section 8 of this Offer to Purchase, “Return of Deposited Augen Shares”.

5.           Extension, Variation or Change in the Offer

The Offer will be open for acceptance until the Expiry Time, unless extended or withdrawn by Trelawney.

Trelawney reserves the right, in its sole discretion, at any time and from time to time prior to or at the Expiry Time (or otherwise as permitted by applicable Laws), to extend the Offer by fixing a new Expiry Time or to otherwise vary the terms of the Offer, in each case, by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its office set out on the last page of this Offer to Purchase and Circular. Trelawney, after giving any such notice or communication, shall promptly issue and file a press release regarding such extension or variation and, if required by applicable Laws, shall, in the manner set forth in Section 11 of this Offer to Purchase, “Notice and Delivery”, cause the Depositary to provide a notice of extension or variation, in the form required by applicable Laws, to all Augen Shareholders whose Augen Shares have not been taken up before the date of the extension or variation and file a copy of such notice with the Securities Regulatory Authorities. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its office set out on the last page of this Offer to Purchase and Circular.

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THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

Notwithstanding the foregoing, but subject to applicable Laws, the Offer Period may not be extended by Trelawney if all of the terms and conditions of the Offer (other than those waived by Trelawney) have been fulfilled or complied with, unless Trelawney first takes up all of the Augen Shares then deposited under the Offer and not validly withdrawn. An extension without taking up is required in certain cases where withdrawal rights apply. See Section 7 of this Offer to Purchase, “Right to Withdraw Deposited Augen Shares”.

Where the terms of the Offer are varied (other than if the variation consists solely of a waiver by Trelawney of a condition of the Offer and any extension of the Offer resulting from such waiver), the Offer Period will not expire until 10 business days after the date of the notice of variation, unless otherwise permitted by Law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian courts and/or Securities Regulatory Authorities.

If at any time prior to the Expiry Time, or at any time after the Expiry Time but before the expiry of all rights to withdraw the Augen Shares deposited under the Offer, a change occurs in the information contained in the Offer to Purchase or the Circular, each as may be varied or amended from time to time, that would reasonably be expected to affect the decision of an Augen Shareholder to accept or reject the Offer (other than a change that is not within the control of Trelawney or an affiliate of Trelawney), Trelawney will promptly give written notice of such change to the Depositary at its office set out on the last page of this Offer to Purchase and Circular and will promptly issue and file a news release regarding the change in information. Trelawney will also, in the manner set forth in Section 11 of the Offer to Purchase, “Notice and Delivery”, cause the Depositary to provide a notice of change, in the form required by applicable Laws, to all Augen Shareholders whose Augen Shares have not been taken up pursuant to the Offer before the date of the change and all holders of Augen Options and Augen Warrants and file a copy of such notice of change with the Securities Regulatory Authorities. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office set out on the last page of this Offer to Purchase and Circular.

If the consideration being offered for the Augen Shares under the Offer is increased, the increased consideration will be paid to all Depositing Augen Shareholders whose Augen Shares are taken up under the Offer, whether or not such Augen Shares were accepted for payment before the increase.

During any extension, or in the event of any variation or change in information, all Augen Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by Trelawney in accordance with the terms of this Offer to Purchase, subject to the provisions set out in Section 7 of this Offer to Purchase, “Right to Withdraw Deposited Augen Shares”. An extension or variation of the Expiry Time, a variation of the Offer or a change in information contained in the Offer to Purchase or the Circular does not, unless otherwise expressly stated, constitute a waiver by Trelawney of any of its rights set out in Section 4 of this Offer to Purchase, “Conditions of the Offer”.

6.           Take-Up of and Payment for Deposited Augen Shares

Upon the terms and subject to the conditions of the Offer, Trelawney will be obligated to take up and pay for Augen Shares duly and validly deposited pursuant to the Offer and not validly withdrawn in accordance with the terms of the Offer within 10 days after the Expiry Time. Any Augen Shares taken up will be required to be paid for as soon as possible and, in any event, not later than three business days after they are taken up. Any Augen Shares deposited pursuant to the Offer after the first date on which Augen Shares have been taken up and paid for by Trelawney must be taken up and paid for within 10 days of such deposit.

Subject to applicable Laws, Trelawney reserves the right, in its sole discretion, to postpone taking up or paying for any Augen Shares or to withdraw or terminate the Offer and not take up or pay for any Augen Shares if any condition specified in Section 4 of this Offer to Purchase, “Conditions of the Offer”, is not satisfied or waived by Trelawney. Trelawney also reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to postpone taking up and paying for Augen Shares in order to comply, in whole or in part, with any Law. Trelawney will not, however, take up and pay for any Augen Shares deposited under the Offer unless it simultaneously takes up and pays for all Augen Shares then validly deposited pursuant to the Offer and not validly withdrawn.

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THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

For the purposes of the Offer, Trelawney will be deemed to have accepted for payment Augen Shares duly and validly deposited pursuant to the Offer and not validly withdrawn if, as and when Trelawney gives written notice to the Depositary, at its office set out in the Letter of Acceptance and Transmittal, to such effect and as required by applicable Laws.

Trelawney will pay for Deposited Augen Shares by providing the Depositary, which will act as agent of the Depositing Augen Shareholders, with sufficient share certificates representing the Trelawney Shares for transmittal to Depositing Augen Shareholders. Under no circumstances will interest or other amounts accrue or be paid by Trelawney or the Depositary to Depositing Augen Shareholders on the purchase price of the Augen Shares purchased by Trelawney, regardless of any delay in making such payment.

No fractional Trelawney Shares will be issued pursuant to the Offer. Where the aggregate number of Trelawney Shares to be issued to an Augen Shareholder as consideration under the Offer would result in a fraction of a Trelawney Share being issuable, the number of Trelawney Shares to be received by such Augen Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

Settlement with each an Augen Shareholder who has deposited Augen Shares pursuant to the Offer will be made by the Depositary forwarding a share certificate representing the Trelawney Shares to which the depositing Augen Shareholder is entitled. Unless otherwise directed in the Letter of Acceptance and Transmittal, share certificates will be issued in the name of the registered holder of the Augen Shares so deposited. Such share certificates will be forwarded by first class mail, postage prepaid, to such person at the address specified in the Letter of Acceptance and Transmittal. If no such address is specified, the certificate(s) representing Trelawney Shares will be sent to the address of the holder as shown on the securities registers maintained by or on behalf of Augen. Certificates representing Trelawney Shares mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

Depositing Augen Shareholders will not be obligated to pay brokerage fees or commissions if they accept the Offer by depositing their Augen Shares directly with the Depositary. However, a broker or other nominee through whom an Augen Shareholder owns Augen Shares may charge a fee to tender Augen Shares on behalf of the Augen Shareholder. Augen Shareholders should consult their brokers or nominees to determine whether any charges will apply. If any Deposited Augen Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, unpurchased Augen Shares will be returned to the Depositing Augen Shareholders as soon as possible following the termination of the Offer. See Section 8 of this Offer to Purchase, “Return of Deposited Augen Shares”.

7.           Right to Withdraw Deposited Augen Shares

Except as otherwise provided in this Section 7, all deposits of Augen Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any Augen Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the Depositing Augen Shareholder:

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THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

(a)	at any time when the Augen Shares have not been accepted for payment by Trelawney;

(b)	if the Augen Shares have not been paid for by Trelawney within three business days after having been accepted for payment; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)
a notice of change relating to a change which has occurred in the information contained in this Offer to Purchase or the Circular, as amended from time to time, or in any notice of extension or variation, that would reasonably be expected to affect the decision of an Augen Shareholder to accept or reject the Offer (other than a change that is not within the control of Trelawney or an affiliate of Trelawney), in the event that such change occurs either before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)
a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Augen Shares and an extension of the Expiry Time for not more than 10 days or a variation consisting solely of a waiver of one or more conditions to the Offer);

is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or Securities Regulatory Authorities) and only if such Deposited Augen Shares have not been accepted for payment by Trelawney at the date of such notice.

If Trelawney waives any terms or conditions of the Offer and extends the Offer in circumstances where the rights of withdrawal set forth in Section 7(b) above are applicable, the Offer shall be extended without Trelawney first taking up the Augen Shares that are subject to the rights of withdrawal.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary at the place of deposit of the relevant Augen Shares. Any such notice of withdrawal must (a) be made by a method (including a manually signed facsimile transmission) that provides the Depositary with a written or printed copy; (b) be signed by or on behalf of the person who signed the Letter of Acceptance and Transmittal (or Notice of Guaranteed Delivery) that accompanied the Augen Shares to be withdrawn; and (c) specify the name of the Depositing Augen Shareholder, the number of Augen Shares to be withdrawn, the name of the registered holder (if different than that of the Depositing Augen Shareholder) and the certificate number shown on the share certificates representing each Augen Share to be withdrawn. No signature guarantee is required on a notice of withdrawal if the notice of withdrawal is signed by the registered holder of the Augen Shares exactly as the name of the registered holder appears on the certificate or certificates representing Augen Shares deposited with the Letter of Acceptance and Transmittal or if the Augen Shares were deposited for the account of an Eligible Institution. In all other cases, the signature on a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as is set out in the Letter of Acceptance and Transmittal. A withdrawal of Augen Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written or facsimile notice of withdrawal at the place of deposit of the applicable Augen Shares within the time limits indicated above.

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THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

Alternatively, if Augen Shares have been deposited pursuant to the procedures for a book-entry transfer, as set forth in Section 3 of this Offer to Purchase, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Augen Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by Trelawney, in its sole discretion, and such determination will be final and binding. There will be no obligation on Trelawney, the Depositary or any other person to give notice of any defects or irregularities in any withdrawal and no liability will be incurred by any of them for failure to give any such notice.

If Trelawney is delayed in taking up or paying for Augen Shares or is unable to accept for payment and pay for Augen Shares, then, without prejudice to Trelawney’s other rights, Augen Shares deposited under the Offer may not be withdrawn except to the extent that Depositing Augen Shareholders are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable Laws.

Any Augen Shares withdrawn will be deemed to be not validly deposited for the purposes of the Offer, but may be redeposited subsequently at or prior to the Expiry Time by following the procedures described in Section 3 of this Offer to Purchase, “Manner of Acceptance”.

In addition to these rights of withdrawal, certain provinces of Canada provide security holders with statutory rights of rescission in certain circumstances. See Section 27 of the Circular, “Offerees’ Statutory Rights”. Depositing Augen Shareholders should contact their broker or other nominee for assistance.

8.           Return of Deposited Augen Shares

If any Deposited Augen Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason or if certificates are submitted for more Augen Shares than are deposited, certificates for unpurchased Augen Shares will be returned to the Depositing Augen Shareholders as soon as is practicable following the completion, termination or withdrawal of the Offer by either (a) sending new certificates representing Augen Shares not purchased or by returning the deposited certificates (and other relevant documents), or (b) in the case of Augen Shares deposited by book-entry transfer pursuant to the procedures set forth in Section 3 of this Offer to Purchase, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, such Augen Shares will be credited to the Depositing Augen Shareholder’s account maintained with CDS or DTC, as applicable. Certificates (and other relevant documents) will be forwarded by first class mail in the name of and to the address specified by the Augen Shareholder in the Letter of Acceptance and Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by Augen or its transfer agent, as soon as practicable after the termination of the Offer.

9.           Changes in Capitalization; Encumbrances; Distributions

If, on or after the date of the Offer, Augen should divide, combine, reclassify, consolidate, convert, split or otherwise change any of the Augen Shares or its capitalization, or disclose that it has taken or intends to take any such action, Trelawney, in its sole discretion and without prejudice to its rights under Section 4 of this Offer to Purchase, “Conditions of the Offer”, may make such adjustments as it considers appropriate to the Offer Consideration and the other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect that division, combination, reclassification, consolidation, conversion, split or other change.

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THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

Purchased Securities acquired under the Offer will be transferred by the Depositing Augen Shareholders and acquired by Trelawney free and clear of any Encumbrances and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, property or other interests (including the SRP Rights, whether or not separated from the Augen Shares) which may be accrued, declared, paid, issued, distributed, made or transferred on or in respect of the Deposited Augen Shares or any of them on or after the date of the Offer.

Augen Shares acquired pursuant to the Offer shall be transferred by the Augen Shareholder and acquired by Trelawney free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Augen Shares, whether or not separated from the Augen Shares, but subject to any Augen Shares being validly withdrawn by or on behalf of a depositing Augen Shareholder. If, on or after the date of the Offer, Augen should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Augen Shares, which is or are payable or distributable to Augen Shareholders of record on a date prior to the transfer into the name of Trelawney or its nominees or transferees the whole of any such dividend, distribution, payment, right or other interest will be promptly remitted and transferred by the Depositing Augen Shareholder to the Depositary for the account of Trelawney accompanied by appropriate documentation of transfer. Pending such remittance, Trelawney will be entitled to any such dividend, distribution, payment, right or other interest and may deduct from the purchase price payable by Trelawney pursuant to the Offer the amount or value thereof, as determined by Trelawney in its sole discretion. The declaration or payment of any such Distribution may have tax consequences not discussed in Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

10.         Mail Service Interruption

Notwithstanding the provisions of the Offer Documents, share certificates and any other relevant documents will not be mailed if Trelawney determines that delivery thereof by mail may be delayed. A person entitled to share certificates and any other relevant documents that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary set out on the last page of this Offer to Purchase and Circular, until such time as Trelawney has determined that delivery by mail will no longer be delayed. Notwithstanding Section 11 of this Offer to Purchase, “Notice and Delivery”, share certificates and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the Depositing Augen Shareholders at the office of the Depositary. Notice of any determination regarding mail service delay or interruption made by Trelawney will be given in accordance with Section 11 of this Offer to Purchase, “Notice and Delivery”.

11.         Notice and Delivery

Without limiting any other lawful means of giving notice, any notice which Trelawney or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to Augen Shareholders if it is mailed by prepaid, first class mail or sent by prepaid courier to the registered Augen Shareholders at their respective addresses appearing in the registers maintained by or on behalf of Augen and will be deemed, unless otherwise specified by applicable Laws, to have been received on the first business day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Augen Shareholders and notwithstanding any interruption or delay of mail service in Canada or elsewhere following mailing. In the event of any interruption or delay of mail service in Canada or elsewhere following mailing, Trelawney intends to make reasonable efforts to disseminate the notice by other means, such as publication. In the event that post offices are not open for the deposit of mail, or there is reason to believe that there is or could be a disruption in all or any part of the postal service, any notice which Trelawney or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Augen Shareholders if (a) it is given to the TSXV for dissemination through its facilities, (b) a summary of the material facts is published once in the national edition of The Globe and Mail or the National Post, and in daily newspapers of general circulation in each of the French and English languages in Montréal, Québec, or (c) it is given to the CNW Group Ltd. or Marketwire, Inc. for dissemination through their respective news wire facilities.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

The Offer Documents will be mailed to registered Augen Shareholders or made available in such other manner as is permitted by applicable Securities Regulatory Authorities and Trelawney will use its reasonable efforts to furnish the Offer Documents to brokers, investment dealers, banks and similar persons whose names, or the names of whose nominees, appear on the register maintained by or on behalf of Augen in respect of the Augen Shares or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of the Augen Shares.

Wherever the Offer calls for documents to be delivered to the Depositary, those documents will not be considered delivered unless and until they have been physically received at the address listed for the Depositary in the Letter of Acceptance and Transmittal or Notice of Guaranteed Delivery, as applicable.

12.         Augen Shares Not Deposited Under the Offer

If Trelawney takes up and pays for Augen Shares validly deposited under the Offer, provided the Minimum Tender Condition is met, Trelawney currently intends to carry out a Compulsory Acquisition or a Subsequent Acquisition Transaction to acquire all of the Augen Shares not deposited under the Offer as more particularly described in Section 20 of the Circular, “Second Step Transactions”.

13.         Market Purchases

Trelawney reserves the right to, and may, purchase Augen Shares subject to and as permitted by applicable Laws and the Shareholder Rights Plan, including by making purchases through the facilities of the TSXV, at any time and from time to time before the Expiry Time. In no event will Trelawney make any such purchases of Augen Shares through the facilities of the TSXV until the third business day following the date of the Offer. The aggregate number of Augen Shares acquired by Trelawney through the facilities of the TSXV during the Offer Period will not exceed 5% of the number of Augen Shares outstanding on the date of the Offer and Trelawney will issue and file a press release containing the information prescribed by Law immediately after the close of business of the TSXV on each day on which any such Augen Shares have been purchased. If Trelawney should acquire Augen Shares by making purchases through the facilities of the TSXV during the Offer Period, the Augen Shares so purchased shall be counted in any determination as to whether the Minimum Tender Condition has been fulfilled. For the purposes of this Section 13, “Trelawney” includes Trelawney and any person acting jointly or in concert with Trelawney.

Although Trelawney has no present intention to sell Augen Shares taken up and paid for under the Offer, it reserves the right, subject to compliance with applicable Laws, to make or to enter into an arrangement, commitment or understanding at or prior to the Expiry Time to sell any of such Augen Shares after the Expiry Time. It may also grant pledges of such Augen Shares to its lenders or others.

14.         Other Terms of the Offer

No stockbroker, investment dealer or other person (including the Dealer Manager, the Depositary and Information Agent) has been authorized to give any information or make any representations in connection with the Offer and related transactions described in this Offer to Purchase and Circular other than those contained in this Offer to Purchase and Circular, and if any such information or representation is given or made it must not be relied upon as having been authorized by Trelawney. No broker, dealer or other person shall be deemed to be the agent of Trelawney or any of its affiliates, the Depositary and Information Agent, or the Dealer Manager for the purposes of the Offer.

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THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

This Offer to Purchase and the accompanying Circular constitute the take-over bid circular required under Securities Laws with respect to the Offer. Augen Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

The Offer and all contracts resulting from the acceptance of the Offer will be governed by, and construed in accordance with, the Laws of the Province of Ontario and the Laws of Canada applicable therein. Each party to a contract resulting from an acceptance of the Offer unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Augen Shares be accepted from or on behalf of, Augen Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, Trelawney may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Augen Shareholders in any such jurisdiction.

The provisions of the Offer Documents, including the instructions contained in this document, as applicable, form part of the terms and conditions of the Offer. Trelawney, in its sole discretion, will be entitled to make a final and binding determination of all questions relating to the interpretation of this Offer to Purchase, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Augen Shares.

Trelawney reserves the right to transfer to one or more persons affiliated or associated with it the right to purchase all or any portion of the Augen Shares deposited pursuant to the Offer, but any such transfer will not relieve Trelawney of its obligations under the Offer and in no way will prejudice the rights of the Depositing Augen Shareholders to receive payment for Augen Shares validly deposited and accepted for payment pursuant to the Offer. In addition, Trelawney reserves the right to sell, following completion of the Offer, to one or more persons affiliated or associated with it or to third persons, any portion of the Augen Shares acquired under the Offer.

Dated: July 13, 2011

TRELAWNEY MINING AND EXPLORATION INC.

By: (Signed) “Greg Gibson”

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

CIRCULAR

This Circular is furnished in connection with the accompanying Offer to Purchase dated July 13, 2011, by Trelawney to purchase all of the outstanding Augen Shares, other than Augen Shares (including associated SRP Rights) beneficially owned by Trelawney and its affiliates, and including any Augen Shares that may become issued and outstanding after the date of the Offer but prior to Expiry Time upon the exercise, exchange or conversion of any Augen Options, Augen Warrants, convertible securities or other rights (other than SRP Rights) that are exercisable or exchangeable for or convertible into Augen Shares. The terms and conditions of the Offer to Purchase, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Augen Shareholders should refer to the Offer to Purchase for details of its terms and conditions, including details as to deposit, acceptance and payment arrangements and withdrawal rights.

Unless otherwise indicated, the information concerning Augen contained in the Offer Documents has been taken from or based entirely upon publicly available documents and records on file with the Securities Regulatory Authorities and other public sources at the time of the Offer and has not been independently verified by Trelawney. Although Trelawney has no knowledge that would indicate that any of the statements contained in this document and taken from or based on such public documents, records and sources are untrue or incomplete, Trelawney assumes no responsibility for the accuracy or completeness of such information, or for any failure by Augen to disclose publicly facts, events or acts that may have occurred or come into existence or that may affect the significance or accuracy of any such information and that are unknown to Trelawney. Unless otherwise indicated, information concerning Augen is given as at July 13, 2011.

1.           Trelawney

Trelawney, a corporation existing under the Laws of the Province of Ontario, is a Canadian mineral exploration and development company based in Toronto, Canada. Trelawney is involved in the exploration and development and mining of precious and base metal deposits. The Trelawney Shares are listed and trade on the TSXV under the symbol “TRR”. Trelawney’s head office is located at 130 King Street West, Suite 2810, Toronto, ON M5X 1A4.

Trelawney is a reporting issuer or equivalent in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and files its continuous disclosure documents and other documents with the Securities Regulatory Authorities of those provinces. Such documents are available through the SEDAR website at www.sedar.com. The principal market for the trading of the Trelawney Shares is the TSXV, where the Trelawney Shares are listed and trade on Tier 2 under the symbol “TRR”.

2.           Augen

Augen is a mineral exploration company focussed upon building shareholder value by confirming an historic resource and expanding that resource with the aim of becoming a producing gold company. Augen’s business includes the exploration of staked and patented mining claims in the Southern Swayze Greenstone Belt, including the formerly producing Jerome Gold Mine in Ontario. Augen’s registered and head office address is located at 360 Bay Street, Suite 500, Toronto, ON M5H 2V6.

Augen is a reporting issuer or equivalent in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and files its continuous disclosure documents and other documents with the Securities Regulatory Authorities of those provinces. Such documents are available through the SEDAR website at www.sedar.com. The principal market for the trading of Augen Shares is the TSXV, where the Augen Shares are listed and trade on Tier 2 under the symbol “GLD”.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

Capitalization

According to Augen’s interim financial statements as at March 31, 2011, there were (a) 127,691,347 Augen Shares issued and outstanding, (b) 6,850,000 Augen Shares issuable pursuant to Augen Options, and (c) 38,416,993 Augen Shares issuable upon the exercise of Augen Warrants.

3.           Background to the Offer

In January 2010, Trelawney discovered the Côté Lake gold deposit on its Chester property. Additional drilling completed during 2010 continued to expand the area of known mineralization at the Côté Lake gold deposit and indicated the potential of a large tonnage, low grade deposit amenable to open pit mining.

The management and board of directors of Trelawney continually review Trelawney’s position in light of the changing competitive environment in its industry, with the objective of identifying strategic alternatives that may be available to support its corporate strategy and enhance shareholder value. As part of this ongoing review process, in January of 2010, Trelawney determined that a larger land package around the Côté Lake gold deposit would provide additional flexibility to design and develop the project as the area of known mineralization continued to expand. Increasing the options available to Trelawney to develop Côté Lake gold deposit would ensure that operations could be optimized, which would in turn maximize the value of the project for existing shareholders.

Augen controls mine claims that are adjacent to the Côté Lake gold deposit and, in April 2010, management of Trelawney approached management of Augen with a view to entering into an option and joint venture agreement with respect to certain of the mineral claims surrounding the Côté Lake gold deposit. Management of Trelawney offered to issue 2,000,000 Trelawney Shares to Augen and complete $5,000,000 of expenditures on the claims in exchange for a 70% working interest in the claims and Augen would retain a 30% carried interest. Management of Augen was in the process of completing a financing and indicated that if management of Trelawney assisted in raising funds Augen would enter into an agreement with Trelawney substantially on the terms discussed. Management of Trelawney then approached one of the Lock-up Shareholders who agreed to participate in the Augen’s private placement. Augen completed the private placement on May 19, 2010. Upon completion of the private placement management of Trelawney approached management of Augen with a view to completing the proposed option and joint venture transaction, whereupon management of Augen indicated it was not interested in completing a transaction.

From May 2010 to December 2010, senior management of Trelawney and the Trelawney board of directors continued to discuss and consider possible transactions involving Augen and further evaluated and assessed the various means by which a transaction could be completed.

On December 15, 2010, Augen announced it had entered into a letter of intention with Sanatana Diamonds Inc. (“Sanatana”) on a proposed option and joint venture agreement to acquire up to a 51% ownership interest of certain mineral claims over part of the Southern Swayze Greenstone Belt within the townships of Yeo, Chester, Neville, and Benneweis, Ontario. On February 16, 2011, Augen entered into a definitive option and joint venture agreement with Sanatana for 46 mineral concessions. These concessions excluded 9 mineral concessions that are closest in proximity to the Côté Lake deposit, although Sanatana has been granted a first right of refusal on these claims if Augen decided to enter into a joint venture on them.

On February 14, 2011, Trelawney initiated a more detailed review of the assets of Augen, based on public information. In addition, Trelawney engaged RBC as financial advisor to assist in this process and to consider how best to implement a business combination with Augen.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

In March, 2011, during the Prospectors & Developers Associations of Canada’s annual trade show, management of Trelawney and Augen had various discussions pursuant to which several transaction structures were proposed, including the purchase by Trelawney of certain land claims or a transaction involving the purchase by Trelawney of all of the outstanding Augen Shares. Augen declined these proposals and indicated that Augen was not interested in pursuing a business combination. As a result of these developments Trelawney discontinued its review of Augen.

In early July 2011, Trelawney again had internal discussions with respect to a possible transaction involving Augen. As part of that process, from July 5, 2011 to July 8, 2011, Trelawney held discussions with several of Augen’s current shareholders, including Libra Advisors LLC and Sprott Asset Management LP, representing Augen’s largest shareholders, about entering into lock-up arrangements with Trelawney in respect of their ownership of Augen Shares.

On July 8, 2011, Trelawney made a written proposal to the board of directors of Augen, offering to purchase all of the outstanding Augen Shares for 0.066 of a Trelawney Share for each Augen Share. Based on the closing price of the Trelawney Shares on July 8, 2011, the Offer represented a premium of 40% over Augen’s volume-weighted-average trading price for the 20 trading days ended July 8, 2011.

On July 9, 2011, Augen responded to Trelawney by way of letter in which it requested additional materials and clarification of the Offer. Trelawney responded to Augen by way of letter in which it provided additional details of the Offer.

On July 10, 2011, Augen responded to Trelawney by way of letter in which it indicated that the proposed Offer involved a complex transaction and the directors of Augen required additional time to consider the Offer and complete its due diligence review of Trelawney. Augen’s response included a confidentiality agreement, which included, among other things, a standstill provision prohibiting Trelawney from making an offer for the Augen Shares for a two year period following the entering into of the agreement. Trelawney responded by way of letter in which it indicated that it was not prepared to enter into a confidentiality and standstill agreement and noted that, based on the interaction between Trelawney and Augen over the past few years, Augen should be sufficiently familiar with Trelawney’s management, properties and plans to enable the board of directors of Augen to form a judgment with respect to Trelawney’s proposal. In addition, Trelawney expressed its continued willingness to move forward immediately on its proposal based on the consideration set out in its earlier letter. Trelawney’s response noted its intention to make a take-over bid for all the outstanding Augen Shares on July 11, 2011.

On July 11, 2011, Trelawney entered into the Lock-Up Agreements with the Lock-up Shareholders in respect of their shareholdings in Augen. In aggregate, the Lock-Up Shareholders represented that they beneficially owned or controlled 53,422,815 Augen Shares, representing approximately 42% of the issued and outstanding Augen Shares.

The intention to make the Offer was announced by Trelawney by way of press release prior to the opening of the TSXV in Toronto on July 11, 2011.

4.           Rationale and Benefits of the Offer

Compelling premium
On July 8, 2011, which is the last trading day prior to the date on which Trelawney announced its intention to make the Offer, the closing price of the Augen Shares was $0.27. Based on the closing price of Trelawney Shares on July 8, 2011, the Offer represents a premium of approximately 40% over the volume-weighted trading price of the Augen Shares on the TSXV for the 20 trading days ended July 8, 2011.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

Opportunity for participation in the Côté Lake gold deposit
Since the Offer is a share exchange transaction, Augen Shareholders will, upon the successful completion of the Offer through their ownership of Trelawney Shares, benefit from any future increases in value associated with the continued exploration and development of Trelawney’s portfolio of assets, including Trelawney’s flagship Côté Lake gold deposit.

Continues participation in the Jerome Mine area deposit. Shareholders will continue to participate in any increase in value of the Jerome Mine area deposit by holding 7.3% of the outstanding Trelawney Shares following the successful completion of the Offer.

Established, well-funded, shareholder focused team in place
Trelawney offers the Augen Shareholders the benefits of both the project development expertise of the Trelawney management team and access to a pro forma combined estimated cash balance of approximately $59 million (which does not include the $57.5 million raised by Trelawney pursuant to a public offering completed May 31, 2011) with which to advance projects without any near-term dilution. Trelawney will continue to be guided by an experienced board of directors who collectively have extensive project development, acquisition and other relevant industry experience necessary to advance projects from the exploration stage into development and to create shareholder value by doing so.

Augen Shareholders will participate in a larger more liquid company
Based on the Offer and Trelawney’s market value on July 8, 2011, Trelawney would be the 4th largest mining company on the TSXV based on market capitalization and assuming successful completion of the Offer. The Trelawney Shares are significantly more liquid than the Augen Shares (over the last 12 months, the average daily trading value of the Trelawney Shares was $1.95 million, which is nearly 11 times the average daily trading value of Augen Shares of $0.18 million over the same period).

Augen has not been able to create shareholder value
The market value on a per share basis of Augen has decreased between June 16, 2008, the date on which Augen commenced trading on the TSXV, and July 8, 2011, the last trading date immediately prior to Trelawney’s announcement of its intention to make the Offer. Comparatively, the market value on a per share basis of Trelawney has increased by 1,523% over the same period. In Trelawney’s view, it does not appear that Augen has been able to create value for the Augen Shareholders.

Tax-Efficient Structure
The Offer has been structured as an all-share offer that will allow certain Augen Shareholders who tender to the Offer to do so on a tax-efficient basis. Augen Shareholders may receive Trelawney Shares on a tax-deferred rollover basis, for purposes of the Tax Act.

Simplifies flexibility for project design of Côté Lake gold deposit
Augen Shareholders, upon successful completion of the Offer through their ownership of Trelawney Shares, will benefit from the simplified development of the Côté Lake gold deposit.

5.           Purpose of the Offer and Trelawney’s Plans for Augen

The purpose of the Offer is to enable Trelawney to acquire all of the outstanding Augen Shares (including associated SRP Rights), other than Augen Shares beneficially owned by Trelawney and its affiliates, and including any Shares that may become issued and outstanding after the date of the Offer but prior to Expiry Time upon the exercise, exchange or conversion of any Augen Options, Augen Warrants, convertible securities or other rights (other than SRP Rights) that are exercisable or exchangeable for or convertible into Augen Shares. If the conditions of the Offer are satisfied or waived and Trelawney takes up and pays for the Augen Shares validly deposited under the Offer, Trelawney currently intends to carry out a Second Step Transaction to acquire any Augen Shares not deposited under the Offer (other than Shares beneficially owned by Trelawney or its affiliates) for consideration per Augen Share at least equal in value to the Offer Consideration per Augen Share paid by Trelawney under the Offer. See Section 20 of this Circular, “Second Step Transactions”.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

6.           Treatment of Augen Options, Augen Warrants and Other Convertible Securities

The Offer is made only for Augen Shares (including associated SRP Rights) and is not made for any Augen Options, Augen Warrants, convertible securities or other rights (other than SRP Rights) to acquire Augen Shares. Any holder of Augen Options, Augen Warrants, convertible securities or other rights (other than SRP Rights) to acquire Augen Shares who wishes to accept the Offer in respect of the Augen Shares issuable upon exercise, exchange or conversion thereof should, to the extent permitted by the terms of such Augen Options, Augen Warrants, convertible securities or other rights to acquire Augen Shares and applicable Law, fully exercise, exchange or convert such Augen Options, Augen Warrants, convertible securities or other rights (other than SRP Rights) to acquire Augen Shares in order to obtain certificates representing Augen Shares that may be tendered and deposited in accordance with the terms referred to in Section 3 of the Offer to Purchase, “Manner of Acceptance”. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Augen Options, Augen Warrants, convertible securities or other rights (other than SRP Rights) to acquire Augen Shares will have certificates representing the Augen Shares received upon such exercise, exchange or conversion available to participate in the Offer before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

If any holder of Augen Options, Augen Warrants, convertible securities or other rights to acquire Augen Shares (other than SRP Rights) does not exercise, exchange or convert, as the case may be, such securities prior to the Expiry Time, such securities will remain outstanding following the Expiry Time in accordance with their terms and conditions, subject to the terms of any Second Step Transaction.

The tax consequences to holders of Augen Options, Augen Warrants, convertible securities or other rights to acquire Augen Shares of exercising, exchanging or converting, or not exercising, exchanging or converting their Augen Options, Augen Warrants, convertible securities or other rights to acquire Augen Shares, as applicable, and the tax consequences to such holders resulting from the consummation of any Second Step Transaction, are not described in this Circular. Holders of Augen Options, Augen Warrants, convertible securities or other rights to acquire Augen Shares are urged to consult their own tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise, exchange or convert or not exercise, exchange or convert such Augen Options, Augen Warrants, convertible securities or other rights to acquire Augen Shares and the consummation of any Second Step Transaction.

7.           Offer Consideration

Trelawney will pay 0.066 of a Trelawney Share for each Augen Share to or for the account of Augen Shareholders who tender their Augen Shares under the Offer. Fractional Trelawney Shares will not be issued and paid. Where an Augen Shareholder is entitled to receive Trelawney Shares as consideration under the Offer and the aggregate number of Trelawney Shares to be issued to such Augen Shareholder would result in a fraction of a Trelawney Share being issuable, the number of Trelawney Shares to be received by or for the account of such Augen Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number. Cash will not be paid in lieu of any fractional Trelawney Shares in any circumstances whatsoever.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

Trelawney will pay certain expenses associated with the Offer including, without limitation, Trelawney’s legal fees, accounting fees, fees of other advisors, fees and expenses payable to the Dealer Manager, the Information Agent, the Depositary, and the TSXV in connection with the additional listing of the Trelawney Shares to be issued as consideration for Augen Shares deposited under the Offer, regulatory filing fees and printing and mailing costs.

8.           Certain Information Concerning Trelawney and its Authorized and Outstanding Share Capital

Trelawney is authorized to issue an unlimited number of common shares without par value. As of July 13, 2011, there were: (a) 141,469,044 Trelawney Shares, (b) stock options to acquire an additional 13,735,000 Trelawney Shares, and (c) warrants to acquire an additional 5,530,057 Trelawney Shares issued and outstanding. Assuming the exercise of all of the outstanding stock options and warrants, the issued and outstanding Trelawney Shares on a fully diluted basis would be, as of July 13, 2011, 160,734,101 Trelawney Shares.

Each Trelawney Share entitles its holder to: (a) cast one vote per Trelawney Share at any meeting of the shareholders of Trelawney; (b) receive on a pro rata basis such dividends on such Trelawney Shares, if any, as and when declared by the Trelawney Board of Directors, at its discretion; and (c) upon liquidation, dissolution or winding up of Trelawney, to receive on a pro rata basis the net assets of Trelawney after payment of debts and other liabilities.

Details concerning the stock options and warrants of Trelawney are set out in Trelawney’s unaudited interim financial statements for the three month period ended March 31, 2011, including the notes thereto, and the management discussion and analysis thereof, which are incorporated by reference herein and available on SEDAR at www.sedar.com.

The following table sets forth the number of currently outstanding Trelawney Shares and the number expected to be outstanding upon completion of the Offer, based on certain assumptions as set out in the notes to the pro forma consolidated financial statements of Trelawney attached as Schedule “A” hereto.

Pro Forma Trelawney Shares Outstanding and Ownership

	# of Trelawney Shares	% Upon Completion of Offer
Trelawney Shares Outstanding (as of March 31, 2011)	122,129,744	80.1
Trelawney Shares Outstanding (as of July 13, 2011)(1)	141,469,044	92.7
Trelawney Shares to be issued upon completion of the Offer to Augen Shareholders(2)	11,060,566	7.3
TOTAL:	152,529,610	100
(1)
This includes 19,339,300 Trelawney Shares issued between April 1, 2011 and July 13, 2011 pursuant to a public offering completed by Trelawney, the exercise of stock options, warrants and completion of option payments.

(2)	Assume that all in-the-money Augen Options and Augen Warrants are exercised or converted, as the case may be.

Consolidated Capitalization

The following table sets forth Trelawney’s consolidated capitalization as at March 31, 2011, adjusted to give effect to the Offer. The table should be read in conjunction with the audited consolidated financial statements of Trelawney for the period ended March 31, 2011, including the notes thereto, and management’s discussion and analysis thereof and the other financial information contained in this Offer and Circular.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

	Historical		Pro-Forma
	Trelawney	Augen		Trelawney
	March 31, 2011	March 31, 2011	Adjustments	March 31, 2011
Shareholders' Equity
Share capital	$101,826,176	$23,162,843	$12,874,780	$
			(36,037,623)
			53,777,503	155,603,679
Reserve for share based payments	5,093,431	673,498	(645,591)
			(27,907)	5,093,431
Reserve for warrants	1,785,100	2,368,376	(2,368,376)	1,785,100
Shares to be issued	-	25,000	(25,000)	-
Accumulated deficit	(49,812,809)	(3,738,694)	14,922,876
			(11,184,182)	(49,812,809)
Total Shareholders' Equity	$58,891,898	$22,491,023	$31,286,446	$112,669,367	(1)

(1)
This does not include 19,339,300 Trelawney Shares issued between April 1, 2011 and July 13, 2011 pursuant to a public offering completed by Trelawney, the exercise of stock options, warrants and completion of option payments.

	Post acquisition	Pro Forma
	Number	Amount

Augen Common Shares Outstanding as at March 31, 2011	127,691,347	23,162,843
Exercise of options prior to acquisition	5,775,000	949,250
Reserve transferred on exercise of options	-	645,591
Exercise of warrants prior to acquisition	38,416,993	8,911,563
Reserve transferred on exercise of options	-	2,368,376
Total Augen Common shares outstanding as at March 31, 2011 after exercise of options and warrants	171,883,340	36,037,623
Trelawney Common Shares Outstanding as at March 31, 2011	122,129,744	101,826,176
Elimination of Augen Common Shares for legal and accounting purposes	(171,883,340)	(36,037,623)
Issuance of Trelawney shares to Augen Shareholders(1)	11,011,709	53,777,503
Pro Forma Balance at March 31, 2011	133,141,453	155,603,679

Note:
(1) The issuance of Trelawney shares to Augen Shareholders does not include 4,299,000 Augen Shares currently owned by Trelawney.

Dividend and Dividend Policy

There are no restrictions which prevent Trelawney from paying dividends. Trelawney has not paid any dividends on its outstanding Trelawney Shares since the date of its incorporation. The board of directors of Trelawney, from time to time, on the basis of many factors, including Trelawney’s earnings, operating results, financial condition and anticipated cash needs may consider paying dividends in the future when its operational circumstances permit.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

Price Range and Trading Volumes of the Trelawney Shares

The Trelawney Shares are listed and posted for trading on the TSXV under the symbol “TRR”. The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of the Trelawney Shares on the TSXV.

DATE	High	Low	Volume
	($)	($)	(#)
2010
July	0.80	0.65	1,681,393
August	0.80	0.69	2,582,727
September	1.24	0.79	13,250,042
October	1.57	0.97	23,309,307
November	2.84	1.54	30,955,272
December	3.13	2.51	7,962,441

2011
January	3.40	2.42	7,700,524
February	4.20	3.01	9,453,402
March	5.24	3.35	12,978,253
April	5.49	4.36	11,818,858
May	4.65	3.70	9,549,816
June	4.65	3.78	11,458,418
July 1 – July 8	4.99	4.40	2,208,786
Note:  Share price information in the above table was obtained from the TSXV.

The closing price of the Trelawney Shares on July 8, 2011, was $4.87. Based on the closing price of the Trelawney Shares on July 8, 2011, the Offer represents a premium of approximately 40% over the volume-weighted average trading price of Augen Shares on the TSXV for the 20 trading days ended July 8, 2011.

Prior Sales

Common Shares

The following table summarizes details of the Trelawney Shares issued by the Corporation during the 12 month period prior to the date hereof.

Date of Issuance	Description of Transaction	Price per Security ($)	Number of Securities
26-Jul-10	Exercise of Warrants	0.30	160,000
4-Aug-10	Exercise of Warrants	0.30	307,500
6-Aug-10	Exercise of Warrants	0.30	392,000
11-Aug-10	Exercise of Warrants	0.30	180,000
13-Aug-10	Exercise of Warrants	0.30	1,584,500
26-Aug-10	Exercise of Warrants	0.30	2,873,117
10-Sep-10	Exercise of Broker Warrants	0.50	117,000
10-Sep-10	Exercise of Warrants	0.70	60,000
15-Sep-10	Exercise of Options	0.525	80,000

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

Date of Issuance	Description of Transaction	Price per Security ($)	Number of Securities
28-Sep-10	Exercise of Options	0.525	40,000
28-Sep-10	Exercise of Broker Warrants	0.50	100,934
15-Oct-10	Exercise of Warrants	0.70	2,500
25-Oct-10	Exercise of Warrants	0.70	5,000
27-Oct-10	Exercise of Warrants	0.70	40,000
4-Nov-10	Exercise of Warrants	0.70	30,000
8-Nov-10	Exercise of Warrants	0.50	500,000
9-Nov-10	Exercise of Warrants	0.70	1,355,300
11-Nov-10	Exercise of Warrants	0.70	35,000
15-Nov-10	Exercise of Options	0.53	200,000
16-Nov-10	Exercise of Warrants	0.70	25,000
17-Nov-10	Exercise of Warrants	0.70	25,000
17-Nov-10	Exercise of Stock Options	0.55	8,000
22-Nov-10	Exercise of Warrants	0.70	10,000
22-Nov-10	Exercise of Warrants	0.70	50,000
23-Nov-10	Exercise of Warrants	0.70	1,000,000
23-Nov-10	Exercise of Warrants	0.70	21,000
24-Nov-10	Exercise of Warrants	0.70	30,000
25-Nov-10	Exercise of Warrants	0.70	10,000
1-Dec-10	Exercise of Stock Options	1.25	8,000
6-Dec-10	Asset Purchase – Geotechnical Data	2.62	300,000
6-Dec-10	Acquisition of CLM266	2.62	500,000
7-Dec-10	Exercise of Warrants	0.70	4,000
7-Dec-10	Exercise of Broker Warrants	1.05	85,429
7-Dec-10	Private Placement of Common Shares	2.20	18,652,000
7-Dec-10	Private Placement of Flow Through Common Shares	2.50	6,440,000
13-Dec-10	Exercise of Broker Warrants	0.50	139,311
17-Dec-10	Exercise of Warrants	0.70	24,000
6-Jan-11	Exercise of Stock Options	0.26	100,000
6-Jan-11	Exercise of Warrants	0.70	20,000
25-Jan-11	Exercise of Warrants	0.70	5,000
10-Feb-11	Exercise of Warrants	0.70	25,000
10-Feb-11	Exercise of Broker Warrants	0.50	335,867
14-Feb-11	Exercise of Stock Options	1.25	4,000
24-Feb-11	Exercise of Warrants	0.70	25,000
24-Feb-11	Exercise of Warrants	0.70	25,000
25-Feb-11	Exercise of Warrants	0.70	10,000
25-Feb-11	Exercise of Warrants	0.70	20,000
25-Feb-11	Exercise of Warrants	0.70	40,000
25-Feb-11	Exercise of Warrants	0.70	15,000
25-Feb-11	Exercise of Warrants	0.70	16,000
25-Feb-11	Exercise of Warrants	0.70	20,000
25-Feb-11	Exercise of Warrants	0.70	10,000
25-Feb-11	Exercise of Warrants	0.70	40,000

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

Date of Issuance	Description of Transaction	Price per Security ($)	Number of Securities
25-Feb-11	Exercise of Warrants	0.70	20,000
1-Mar-11	Exercise of Broker Warrants	1.05	300,000
7-Mar-11	Exercise of Warrants	0.70	5,000
9-Mar-11	Exercise of Stock Options	1.25	900
9-Mar-11	Acquisition of Mining Claims	3.90	50,000
9-Mar-11	Acquisition of Geotechnical Data	3.90	500,000
11-Mar-11	Exercise of Stock Options	1.25	5,000
28-Mar-11	Exercise of Stock Options	1.92	25,000
29-Mar-11	Exercise of Stock Options	1.25	24,100
4-Apr-11	Exercise of Stock Options	0.37	100,000
6-Apr-11	Exercise of Broker Warrants	1.05	158,000
11-Apr-11	Exercise of Stock Options	0.26	60,000
11-Apr-11	Exercise of Stock Options	0.37	140,000
11-Apr-11	Exercise of Stock Options	0.75	200,000
11-Apr-11	Exercise of Stock Options	1.25	60,000
13-Apr-11	Exercise of Stock Options	1.10	11,000
13-Apr-11	Exercise of Stock Options	1.10	39,000
21-Apr-11	Exercise of Warrants	0.70	7,100
3-May-11	Exercise of Warrants	0.70	4,200
12-May-11	Exercise of Broker Warrants	1.05	85,000
13-May-11	Exercise of Warrants	0.70	10,000
17-May-11	Exercise of Warrants	0.70	50,000
31-May-11	Public Offering	$4.00	14,375,000
31-May-11	Exercise of Broker Warrants	$1.05	35,000
21-June-11	Property Option Payment	$0.52	4,000,000
27-June-11	Exercise of Stock Option	$1.25	5,000

Stock Options

The following table summarizes details of the stock options issued by Trelawney during the 12 month period prior to the date hereof.

Date of Issuance	Security	Price per Security ($)(1)	Number of Securities
September 24, 2010	Stock Options	$1.00	200,000
November 5, 2010	Stock Options	$1.92	25,000
April 4, 2011	Stock Options	$4.74	4,015,000
April 27, 2011	Stock Options	$4.74	5,000
June 30, 2011	Stock Options	$4.50	3,600,000
Note:
(1)	Exercise price of the stock options.

Additional Risk Factors

In assessing the Offer, Augen Shareholders should also carefully review the risks and uncertainties described in Trelawney’s Annual Information Form and its management’s discussion and analysis incorporated by reference herein and filed with certain Securities Regulatory Authorities. In addition, Augen may be subject to risks and uncertainties that may or may not be applicable or material to Trelawney at the present time, but that may apply to Trelawney upon the successful completion of the Offer. Risk factors relating to Augen can be found in Augen’s most recent management’s discussion and analysis filed with certain Securities Regulatory Authorities and available on SEDAR at www.sedar.com.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

9.            Summary of Historical and Unaudited Pro Forma Financial Statements

The tables set out below include a summary of (i) Trelawney’s historical consolidated financial information as at and for the three month periods ended March 31, 2011 and 2010 and unaudited pro forma consolidated financial information for Trelawney as at and for the three month period ended March 31, 2011, (ii) Trelawney’s historical consolidated financial information as at and for the fiscal years ended December 31, 2010 and 2009 and unaudited pro forma consolidated financial information for Trelawney as at and for the fiscal year ended December 31, 2010, and (iii) Augen’s historical financial information as at and for the fiscal years ended December 31, 2010 and 2009 and as at and for the three months ended March 31, 2011 and 2010. The historical financial information of Trelawney as at and for the fiscal years ended December 31, 2010 and 2009 has been derived from Trelawney’s audited consolidated financial statements, and the historical financial information of Trelawney as at and for the three month periods ended March 31, 2011 and 2010 has been derived from Trelawney’s unaudited interim consolidated financial statements, each of which is incorporated by reference herein and is available under Trelawney’s profile on SEDAR at www.sedar.com. The historical financial information for Augen as at and for the fiscal years ended December 31, 2010 and 2009 has been derived from Augen’s audited financial statements and the historical financial information of Augen as at and for the three month periods ended March 31, 2011 and 2010 has been derived from Augen’s unaudited interim consolidated financial statements, which can be found under the Augen profile on SEDAR at www.sedar.com. See note 1 of the unaudited pro forma consolidated financial statements attached as Schedule “A’” hereto for information as to how the pro forma consolidated financial statements were derived.

The summary unaudited pro forma condensed consolidated financial statement information set forth below should be read in conjunction with the unaudited pro forma condensed consolidated financial statement information of Trelawney and the accompanying notes thereto attached as Schedule “A” to the Offer to Purchase and Circular. The summary unaudited condensed consolidated financial statement information for Trelawney gives effect to the proposed acquisition of Augen as if such acquisition had occurred as at March 31, 2011 for the purposes of the pro forma condensed consolidated balance sheet information and for the purposes of the pro forma condensed consolidated statement of operations for the financial year ended December 31, 2010 and the three month period ended March 31, respectively. In preparing the unaudited pro forma condensed consolidated financial statement information, management of Trelawney has made certain assumptions that affect the amounts reported in the unaudited pro forma condensed consolidated financial statement information. The summary unaudited pro forma condensed consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon the consummation of the transactions contemplated by the Offer will differ from the pro forma information presented below. In preparing the unaudited pro forma condensed consolidated financial statements a review was undertaken by management of Trelawney to identify accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting differences may be identified after consummation of the proposed acquisition, if successful. To the knowledge of Trelawney, the significant accounting policies of Augen conform in all material respects to those of Trelawney. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma condensed consolidated financial statement information. The unaudited pro forma condensed consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma condensed consolidated financial statements of Trelawney and the accompanying notes attached as Schedule “A” to the Offer to Purchase and Circular. The table set out below includes a summary of consolidated pro forma financial statements of Trelawney if and when the acquisition of Augen Shares is completed. See note 1 of the unaudited pro forma condensed consolidated financial statements attached as Schedule “A” hereto for information as to how the pro forma condensed consolidated financial statements were derived.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

Summary of Historical and Unaudited Pro Forma Financial Information of Trelawney

	Historical		Pro Forma
	Trelawney	Augen			Trelawney
Year Ended	December 31, 2010	December 31, 2010	Adjustments		December 31, 2010

Operating Expense	$	$	$		$
Management and Consulting Fees	470,244	-		-	470,244
Promotion and Travel	559,666	-		-	559,666
Office and general	891,268	692,818		-	1,584,086
Professional fees	357,368	1,068,079		-	1,425,447
Share based payments	3,221,460	218,456		(218,456)	3,221,460
Exploration and evaluation costs	17,843,499	-		3,579,336	21,422,835
Shareholder information	554,805	169,543		-	724,348
Salaries and benefits	2,847,789	-		-	2,847,789
	$26,746,099	2,148,896			32,255,875

Write down of mineral properties	113,000	58,000		(58,000)	113,000
Unrealized gain on marketable securities	(20,875)	-		-	(20,875)

Net loss and comprehensive loss before tax	26,838,224	2,206,896		-	32,348,000

Deferred income tax recovery	(97,000)	(496,960)		-	(593,960)

Net Loss and comprehensive loss	26,741,224	1,709,936		-	31,754,040

Net Loss per share - basic and diluted					(0.353)

Weighted average number of shares outstanding - basic and diluted					89,971,469

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

Pro forma Statement of Financial Position
(Unaudited)

	Historical		Pro Forma
	Trelawney	Augen		Trelawney
	March 31, 2011	March 31, 2011	Adjustments	March 31, 2011

Assets
Current Assets
Cash and cash equivalents	41,091,587	7,811,346	9,860,813	58,763,746
Other financial assets	1,295,200	967,166	(1,225,200)	1,037,166
HST and other receivables	990,846	178,037	-	1,168,883
Prepaid expenses	222,924	110,292	-	333,216
	43,600,557	9,066,841	8,635,613	61,303,011

Restricted cash	616,073	-	-	616,073
Deposits	239,000	-	-	239,000
Property, plant and equipment, net	8,133,966	-	-	8,133,966
Deferred acquisition costs	10,687,889	-	33,835,050	44,522,939
Mineral properties and deferred expenditures		13,949,273	(11,184,182)	2,765,091
	63,277,485	23,016,114	31,286,480	117,580,079
Liabilities
Current Liabilities
Trade and other payables	3,007,225	377,168	-	3,384,393
Flow-through share premium liability	-	147,923	-	147,923
Short term portion of debt	329,486	-	-	329,486
	3,336,711	525,091	-	3,861,802
Capital lease obligation	598,451	-	-	598,451
Asset retirement obligation	450,425	-	-	450,425
	4,385,587	525,091	-	4,910,678
Shareholders' Equity
Share capital	101,826,176	23,162,843	12,874,780
			(36,037,623)
			53,777,503	155,603,679
Reserve for share based payments	5,093,431	673,498	(645,591)
			(27,907)	5,093,431
Reserve for warrants	1,785,100	2,368,376	(2,368,376)	1,785,100
Shares to be issued	-	25,000	(25,000)	-
Accumulated deficit	(49,812,809)	(3,738,694)	14,922,876
			(11,184,182)	(49,812,809)
Total Shareholders' Equity	58,891,898	22,491,023	31,286,480	112,669,401
	63,277,485	23,016,114	31,286,480	117,580,079

(1) The issuance of Trelawney shares to Augen Shareholders does not include $1,225,200 Augen Shares currently owned by Trelawney.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

10.          Documents Incorporated by Reference

The following documents of Trelawney, filed with the various securities commissions or similar regulatory authorities in certain of the Provinces of Canada, are specifically incorporated by reference into and form an integral part of the Offer to Purchase and Circular:

(a)	the Annual Information Form for the fiscal year ended December 31, 2010, dated May 12, 2011;

(b)	the management information circular of Trelawney dated May 4, 2011, prepared in connection with the annual and special meeting of shareholders of Trelawney held on June 2, 2011;

(c)
the audited comparative consolidated financial statements of Trelawney and the notes thereto as at December 31, 2010, together with the report of the auditors thereon, and management’s discussion and analysis relating thereto;

(d)	the revised comparative unaudited interim consolidated financial statements of Trelawney as at, and for the three months ended March 31, 2011, together with the notes thereto;

(e)	the material change report of Trelawney dated May 13, 2011, regarding Trelawney’s “bought deal” financing of 14,375,000 Trelawney Shares for gross proceeds of $57,500,000;

(f)	the material change report of Trelawney dated May 25, 2011, regarding an update with respect to Trelawney’s mineral properties in Chester Township, Ontario; and

(g)	the material change report of Trelawney dated July 11, 2011 regarding Trelawney’s announcement of its intention to make the Offer for Augen.

Information has been incorporated by reference in the Offer to Purchase and Circular from documents filed with certain securities commissions or similar regulatory authorities in Canada. Copies of these documents may be obtained on request without charge from the Secretary of Trelawney at 130 King Street West, Suite 2810, Toronto, Ontario M5X 1A4, Telephone: (416) 363-8567 or may be obtained under the Trelawney profile on SEDAR at www.sedar.com.

All material change reports (excluding confidential reports), financial statements (including any report of the auditor, where applicable), management’s discussion and analysis, annual information forms, information circulars and business acquisition reports filed by Trelawney with securities commissions or similar regulatory authorities in the Provinces of Canada after the date of the Circular and before the Expiry Time shall be deemed to be incorporated by reference into the Offer to Purchase and Circular. Other than the announcement of the Offer, Trelawney is not aware of any information that indicates any material change in the affairs of Trelawney since the date of the last published financial statements of Trelawney.

Any statement contained in the Offer to Purchase and Circular or a document incorporated or deemed to be incorporated by reference in the Offer to Purchase and Circular shall be deemed to be modified or superseded for purposes of the Offer to Purchase and Circular to the extent that a statement contained in the Offer to Purchase and Circular or in any other subsequently filed document that also is or is deemed to be incorporated by reference in the Offer to Purchase and Circular modifies or supersedes such statement. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of the Offer to Purchase and Circular, except as so modified or superseded.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

Information contained in or otherwise accessed through Trelawney’s website, www.Trelawney.com, or any other website does not form part of the Offer to Purchase and Circular (other than information incorporated by reference herein). All such references to Trelawney’s website are inactive textual references only.

11.          Certain Effects of the Offer

If the Offer is successful, Trelawney’s current intention is to acquire the Augen Shares of any Augen Shareholders who have not accepted the Offer by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 20 of this Circular, “Second Step Transactions”.

The purchase of Augen Shares pursuant to the Offer will reduce the number of Augen Shares that might otherwise trade publicly and may reduce the number of Augen Shareholders. This could adversely affect the liquidity and market value of the remaining Augen Shares held by the public.

If, under the Offer, Trelawney takes up and pays for less than all of the outstanding Augen Shares, the Augen Shares may no longer meet the standards for continued listing on the TSXV. The rules and regulations of the TSXV establish certain criteria that, if not met upon successful completion of the Offer, could lead to the delisting of the Augen Shares from the TSXV or a downgrade of the listing of the Augen Shares to a lower tier on the TSXV. Among such criteria are the number of public Augen Shareholders, the number of Augen Shares publicly held, the percentage of Augen Shares publicly held and the aggregate market value of the Augen Shares publicly held. Depending on the number of Augen Shares purchased pursuant to the Offer, it is possible that Augen could fail to meet the criteria for continued listing of its Augen Shares on the TSXV or to maintain its Tier 2 listing on the TSXV. If this were to happen, the Augen Shares could be delisted or downgraded and this could, in turn, materially adversely affect the market, or result in a lack of an established market, for such Augen Shares.

If permitted by applicable Law, subsequent to completion of the Offer or any Second Step Transaction, if necessary, Trelawney intends to apply to delist the Augen Shares from the TSXV. If the Augen Shares are delisted from the TSXV, the extent of the public market for the Augen Shares and the availability of price or other quotations would depend upon the number of Augen Shareholders, the number of Augen Shares publicly held and the aggregate market value of the Augen Shares remaining at such time, the interest in maintaining a market in Augen Shares on the part of securities firms, whether Augen remains subject to public reporting requirements in Canada and other factors.

After the purchase of Augen Shares pursuant to the Offer and any Second Step Transaction, Augen may cease to be subject to the public reporting and proxy solicitation requirements of the OBCA and Securities Laws of certain provinces of Canada. Furthermore, it may be possible for Augen to request the elimination of the public reporting requirements of any province or jurisdiction where a small number of Augen Shareholders reside. If permitted by applicable Laws, subsequent to the completion of the Offer and any Second Step Transaction, Trelawney intends to cause Augen to cease to be a reporting issuer under the Securities Laws of each province of Canada in which it is a reporting issuer and to cease to have public reporting obligations in any other jurisdictions where it may have such obligations.

12.          Ownership of and Trading in Securities of Augen

Trelawney and its affiliates beneficially owns, directly or indirectly, 4,299,000 Augen Shares. Aside from the foregoing, none of Trelawney, or any directors or officers of Trelawney beneficially own, or exercise control or direction over, any Augen securities, except for 216,500 Augen Shares owned by Patrick Mohan a director of Trelawney. To the knowledge of Trelawney and such directors and officers after reasonable enquiry, no (a) associate or affiliate of an insider of Trelawney; (b) insider of Trelawney, other than a director or officer of Trelawney; or (c) person or company acting jointly or in concert with Trelawney, beneficially owns, or exercises control or direction over, any Augen securities.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011

During the 6 month period preceding the date hereof, Trelawney and its directors and officers have made the following purchases of Augen Shares, at the respective prices and on the respective dates set out in the following table:

Date	Person	No. of Shares	Price per Share
Jan-24-11	Trelawney	1,090,000	$0.4945
Jan-25-11	Trelawney	5,000	$0.47
Jan-31-11	Trelawney	820,500	$0.4388
Feb-02-11	Patrick Mohan	116,000	$0.4143
Feb-07-11	Trelawney	20,000	$0.42
Feb-07-11	Trelawney	20,000	$0.40
Feb-07-11	Trelawney	20,000	$0.38
Feb-07-11	Trelawney	20,000	$0.41
Feb-07-11	Trelawney	20,000	$0.395
Feb-09-11	Trelawney	400,000	$0.50518
Feb-10-11	Trelawney	500,000	$0.5074
Feb-14-11	Trelawney	10,000	$0.475
Feb-14-11	Trelawney	28,000	$0.48
Feb-14-11	Trelawney	41,000	$0.485
Feb-14-11	Trelawney	16,000	$0.49
Feb-14-11	Trelawney	5,000	$0.495
Feb-15-11	Trelawney	269,500	$0.495
Feb-15-11	Trelawney	5,500	$0.485
Feb-16-11	Trelawney	(100,000)	$0.495
Mar-4-11	Trelawney	417,000	$0.379477
Mar-8-11	Trelawney	583,000	$0.35
Mar-9-11	Trelawney	508,500	$0.28285
Mar-15-11	Patrick Mohan	100,000	$0.25
Mar-24-11	Trelawney	(400,000)	$0.2642

Other than as set out above, to the knowledge of Trelawney after reasonable enquiry, none of (a) Trelawney, (b) any insider of Trelawney, (c) any associate or affiliate of an insider of Trelawney, nor (e) any person or company acting jointly or in concert with Trelawney, has purchased or sold any securities of Augen during the 6-month period preceding the date hereof.

No person referred to under this Section 12 will receive any direct or indirect benefit from the consummation of the Offer or from accepting or refusing to accept the Offer, other than the consideration available to any Augen Shareholder who participates in the Offer.

13.          Agreements, Commitments or Understandings

There are no agreements, commitments or understandings made or proposed to be made between Trelawney and any of the directors or officers of Augen and, without limiting the generality of the foregoing, no payments or other benefits are proposed to be made or given by Trelawney to any of the directors or officers of Augen by way of compensation for loss of office or remaining in or retiring from office if the Offer is successful.

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Other than the Lock-Up Agreements described in Section 14 of this Circular, “Lock-Up Agreements”, there are no agreements, commitments or understandings relating to the Offer (a) made between Trelawney and Augen, or (b) made or proposed to be made between Trelawney and any security holder of Augen.

Other than the Shareholder Rights Plan described in Section 15 of this Circular, “Shareholder Rights Plan”, Trelawney is not aware of, and does not have access to, any agreement, commitment or understanding that could affect control of Augen and that can reasonably be regarded as material to an Augen Shareholder in deciding whether or not to deposit Augen Shares under the Offer.

14.          Lock-Up Agreements

The following is only a summary of the material provisions of the Lock-Up Agreements and does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreements, which will be filed with the Securities Regulatory Authorities and be publicly available under Augen’s profile on the SEDAR website.

Pursuant to the Lock-Up Agreements, each Lock-Up Shareholder agreed to tender to the Offer all Augen Shares which it beneficially owns or over which it exercises control or direction, as well as any Augen Shares which it acquires or over which it comes to exercise control or direction over subsequent to the date of the Lock-Up Agreement to which it is a party (collectively, the “Locked-Up Shares”), and not to withdraw such Locked-Up Shares from the Offer unless the Lock-Up Agreement is terminated in accordance with its terms. The Lock-Up Shareholders beneficially own, or exercise control or direction over, an aggregate of 53,422,815 Augen Shares, representing 42% of the issued and outstanding Augen Shares. The Lock-Up Shareholders have also provided certain covenants in favour of Trelawney. In particular, each Lock-Up Shareholder has agreed that during the term of the Offer, provided that Trelawney has complied with the terms of the Lock-Up Agreements, it will not (a) solicit, initiate, encourage or assist any inquiry, proposal or offer from any person or group of persons which relates to, constitutes, or may reasonably be expected to lead to, in a single transaction or a series of related  transactions, an Acquisition Proposal (as defined below); (b) enter into or participate in or continue any discussions or negotiations regarding, agree to, endorse or recommend, or enter into or propose to enter into any agreement, arrangement or understanding in relation to, an Acquisition Proposal; (c) make any public comment or statement, written or oral, which is inconsistent with Lock-Up Shareholder’s agreement to support the Offer; (d) sell, assign, transfer, alienate, gift, pledge, option, hedge or enter into any derivative transactions in respect of, or otherwise dispose of or encumber, (or agree to do any of the foregoing) any securities of Augen, including, without limitation, any Augen Shares, beneficially owned by Lock-Up Shareholder or over which the Lock-Up Shareholder exercises control or direction, except pursuant to the Offer and except for transfers to an affiliate of Lock-Up Shareholder where such affiliate executes an agreement on substantially the same terms as the applicable Lock-Up Agreement or agrees to be bound by the provisions of the applicable Lock-Up Agreement; (e) grant or agree to grant to any person other than Trelawney any proxy or other right to vote the Locked-Up Shares or enter into any voting trust, vote pooling or other agreement with respect to the right to vote the Locked-Up Shares, call meetings of holders of Augen Shares or give consents or approvals of any kind as to the Locked-Up Shares; or (f) take any action that is inconsistent with the performance of its obligations under the Lock-Up Agreement, including, without limitation, not doing indirectly anything which it is not permitted to do directly under the terms of the Lock-Up Agreement.

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For the purposes of the Lock-Up Agreements, a “Superior Bid” is any unsolicited bona fide written offer for the Locked-Up Shares, any offer concerning any sale of Augen or any of its material subsidiaries or any of their properties that are material to Augen, or all or substantially all of Augen’s assets or any amalgamation, arrangement, merger, business combination, take-over bid, tender or exchange offer, variation of a take-over bid, tender or exchange offer or similar transaction involving Augen which competes or interferes, by delay or otherwise, with the Offer (an “Acquisition Proposal”) made to the Augen Board or directly to the Augen Shareholders or the Lock-Up Shareholder (a) that is made after the date of the Lock-Up Agreement; and (b) that is in the Lock-Up Shareholder’s view, acting reasonably, more favourable to the Lock-Up Shareholder, from a financial point of view, than the consideration per Augen Share payable pursuant to the Offer.

Each Lock-Up Agreement may be terminated by the Lock-Up Shareholder party thereto if: (a) Trelawney has not complied in any material respect with its covenants contained in the Lock-Up Agreement or if any representation or warranty of Trelawney under the Lock-Up Agreement is untrue or incorrect in any material respect; (b) Trelawney has not commenced the bid within the time period provided for in the Lock-Up Agreements; (c) the terms of the Offer do not conform in all material respects with the description of the Offer contained in the Lock-Up Agreements; (d) Trelawney has not taken up and paid for all of the Augen Shares deposited under the Offer in accordance with applicable Canadian provincial securities laws; or (e) the Lock-Up Shareholder provides  Trelawney with notice in writing that there is a Superior Bid, together with documentation detailing the Superior Bid, at least three business days (as defined in the Lock-Up Agreement) prior to the date on which Lock-Up Shareholder proposes to accept or enter into any agreement relating to such Superior Bid and three business days shall have elapsed from the date Trelawney received such notice from the Lock-Up Shareholder and, if Trelawney has proposed to amend the terms of the Offer in accordance with the terms of the Lock-Up Agreement, the Lock-Up Shareholder shall have determined, acting reasonably, that the Acquisition Proposal is a Superior Bid compared to the Offer as proposed to be amended by Trelawney.

15.          Shareholder Rights Plan

The following is only a summary of the material provisions of the Shareholder Rights Plan obtained from the Augen Public Disclosure Record and does not purport to be complete and is qualified in its entirety by reference to the Shareholder Rights Plan.

General

A shareholder rights plan agreement (the “Shareholder Rights Plan”) between Augen and Computershare Investor Services Inc., as rights agent, was entered into as of dated as of April 21, 2011 (the “Effective Date”).

Issue of SRP Rights

One SRP Right was issued and attached to each outstanding Augen Share on the Effective Date and one SRP Right is attached to each Augen Share issued thereafter.

Term

The Shareholder Rights Plan and the SRP Rights issued thereunder will expire at the close of business on October 21, 2011, unless the Shareholder Rights Plan is confirmed by a majority of the votes cast by the Augen Shareholders (with certain exclusions) at a meeting of the Augen Shareholders or otherwise terminated in accordance with its terms.

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Exercise of SRP Rights

The SRP Rights will separate from the outstanding Augen Shares and will be exercisable 10 Business Days (as defined in the Shareholder Rights Plan) (the “Separation Time”) after the earliest of: (a) the first public announcement that a person has acquired 20% or more of the outstanding Voting Shares (as defined  in the Shareholder Rights Plan) of Augen, subject to certain exceptions (the “Stock Acquisition Date”); (b) the commencement of, or first public announcement of a person’s intention to commence, a take-over bid to acquire 20% or more of the outstanding Voting Shares, other than by an acquisition pursuant to a take-over bid permitted by the Shareholder Rights Plan (i.e. a Permitted Bid or Competing Permitted Bid, each as defined below); and (c) the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such. The exercise price per SRP Right (the “Exercise Price”) is an amount equal to five times the Market Price (as defined in the Shareholder Rights Plan) of the outstanding Augen Shares as at the Separation Time, subject to anti-dilution adjustments. An event or transaction leading to the acquisition by any person (an “Acquiring Person”) of 20% or more of the Voting Shares, other than by way of a Permitted Bid, Competing Permitted Bid or certain other exceptions, is referred to as a “Flip-in Event”. Any SRP Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. If a Flip-in Event shall occur prior to the termination in accordance with the terms of the Shareholder Rights Plan of the right to exercise SRP Rights, each SRP Right shall thereafter constitute, effective at 5:00 p.m. (Toronto time) on the tenth Business Day (as defined in the Shareholder Rights Plan) after the relevant Stock Acquisition Date, the right to purchase from Augen, upon exercise of the SRP Right in accordance with the terms of the Shareholder Rights Plan, that number of Augen Shares having an aggregate Market Price (as defined in the Shareholder Rights Plan) on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price.

Certificates and Transferability

Prior to the Separation Time, the SRP Rights are evidenced by a legend imprinted on certificates for the Augen Shares issued from and after the Effective Date (certificates issued prior to the Effective Date shall also evidence the applicable SRP Rights, notwithstanding the absence of a legend to that effect) and are not transferable separately from the Augen Shares. From and after the Separation Time, the SRP Rights will be evidenced by separate certificates that will be transferable and traded separately from the Augen Shares.

Permitted Bid Requirements

The requirements for a “Permitted Bid” include the following:

(a)	the take-over bid must be made by way of a take-over bid circular;

(b)
the take-over bid must be made on identical terms (other than terms of a non-material nature that may be required by applicable law) for all or any Augen Shares to all holders of record of such Augen Shares, other than the bidder;

(c)
the take-over bid must be outstanding for a minimum period of 60 days and Augen Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60-day period and then only if, at such time, more than 50% of the Augen Shares held by Augen Shareholders other than the bidder, its affiliates, persons acting jointly or in concert with the bidder or its affiliates and certain other persons (the “Independent Augen Shareholders”) have been tendered to the take-over bid and not withdrawn;

(d)
if more than 50% of the Augen Shares held by Independent Augen Shareholders are tendered to the take-over bid within the 60-day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Augen Shares for not less than 10 days from the date of such public announcement;

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(e)
the take-over bid must permit Augen Shares to be deposited pursuant to the take-over bid, unless such take-over bid is withdrawn, at any time prior to the date Augen Shares are first taken up or paid for; and

(f)	the take-over bid must provide that any Augen Shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for.

A Permitted Bid need not be a bid for all outstanding Augen Shares not held by the bidder, i.e., a Permitted Bid may be a partial bid.

The Shareholder Rights Plan also allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid or other Competing Permitted Bid (each a “Prior Bid”) is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that (a) a Competing Permitted Bid is required to remain open until a date that is not earlier than the later of 60 days after the Competing Permitted Bid is made and the earliest date on which Augen Shares may be taken up and paid for under any Prior Bid in existence when the Competing Permitted Bid is made; and (b) the Competing Permitted Bid must permit Augen Shares to be deposited pursuant to the Competing Permitted Bid, unless such Competing Permitted Bid is withdrawn, at any time prior to 5:00 p.m. on the date that the Prior Bid expires.

Waiver

The Augen Board may, prior to the occurrence of a Flip-in Event which has not been waived, waive the application of the Shareholder Rights Plan to a particular Flip-in Event where the take-over bid is made by a take- over bid circular to all holders of Augen Shares. Where the Augen Board exercises this waiver power in respect of a take-over bid, the waiver will also be deemed to apply to any other take-over bid for Augen made by a take-over bid circular to all holders of Augen Shares prior to the expiry of any bid in respect of which the Shareholder Rights Plan has been waived or deemed to have been waived.

Redemption

Prior to the occurrence of a Flip-in Event which has not been waived, the Augen Board, with the approval of a majority of the votes cast by Independent Augen Shareholders (or by the holders of SRP Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may redeem all but not less than all of the then outstanding SRP Rights at a redemption price of $0.00001 per SRP Right. SRP Rights will be deemed to be redeemed by the Augen Board without such approval following completion of a Permitted Bid, Competing Permitted Bid or an acquisition pursuant to a take-over bid made to all holders of Augen Shares in respect of which the Augen Board has waived, or is deemed to have waived, the application of the Shareholder Rights Plan.

Amendment

The Augen Board may amend the Shareholder Rights Plan with the approval of a majority of the votes cast by Independent Augen Shareholders (or the holders of SRP Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The Augen Board may, without such approval, correct clerical or typographical errors and, subject to approval by a majority of the votes cast by Independent Augen Shareholders voting in person or by proxy at the next meeting of the Augen Shareholders (or by holders of SRP Rights, as the case may be), may make amendments to the Shareholder Rights Plan to maintain its validity due to changes in applicable laws or a decision of a court or regulatory authority.

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Conditions of the Offer

It is a condition of the Offer that Trelawney shall have determined in its sole discretion that, on terms satisfactory to Trelawney: (a) the Augen Board has redeemed all outstanding SRP Rights or waived the application of the Shareholder Rights Plan to the purchase of Augen Shares by Trelawney under the Offer or any Second Step Transaction; (b) the Shareholder Rights Plan does not provide rights to Augen Shareholders to purchase any securities of Augen as a result of the Offer or any Second Step Transaction and does not and will not adversely affect the Offer or Trelawney; (c) a cease trade order or an injunction has been issued that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of Augen Shares upon the exercise of SRP Rights in relation to the purchase of Augen Shares by Trelawney under the Offer or any Second Step Transaction; (d) a court of competent jurisdiction has made a final and non-appealable order that the SRP Rights are illegal, invalid, of no force or effect or may not be exercised in relation to the Offer or any Second Step Transaction; or (e) the SRP Rights and the Shareholder Rights Plan has otherwise become or been held to be unexercisable or unenforceable in relation to the Augen Shares with respect to the Offer or any Second Step Transaction. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

16.          Other Material Facts Concerning Augen

Neither Trelawney nor Trelawney has any knowledge of any material fact concerning the securities of Augen that has not previously been generally disclosed or any other matter not disclosed in the Offer to Purchase or Circular that has not previously been generally disclosed that would reasonably be expected to affect the decision of Augen Shareholders to accept or reject the Offer.

17.          Price Range and Trading Volumes of the Augen Shares

The principal market for the trading of Augen Shares is the TSXV, where the Augen Shares are listed and trade on Tier 2 under the symbol “GLD”. As at July 13, 2011, there were approximately 127,711,347 Augen Shares outstanding. The following table sets forth the high and low prices and volume of the Augen Shares traded on the TSXV for the periods indicated:

	High	Low	Volume
DATE	($)	($)	(#)
2011
January	0.51	0.34	465,500
February	0.60	0.36	838,600
March	0.43	0.23	509,000
April	0.42	0.28	429,000
May	0.32	0.23	436,600
June	0.29	0.20	100,500
July 1 – July 8	0.27	0.22	575,800

Note:  Share price information in the above table was obtained from the TSXV.

At the close of business on July 8, 2011, the last trading day prior to the announcement of the intention to make the Offer, the closing sale price of the Augen Shares on the TSXV was $0.27. The Offer Consideration represents a premium of approximately 40% over the volume-weighted trading price of the Augen Shares on the TSXV for the 20 trading days ended July 8, 2011. Augen Shareholders are urged to obtain current market quotations for the Augen Shares.

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18.          Commitments to Acquire Securities of Augen

Other than the Offer and the Lock-Up Agreements, no agreements, commitments or understandings to acquire securities of Augen have been made by Trelawney, nor, to the knowledge of Trelawney after reasonable inquiry, by (a) any insider of Trelawney, (b) any associate or affiliate of an insider of Trelawney, or (c) any person or company acting jointly or in concert with Trelawney.

19.          Regulatory Matters

Based upon an examination of the information available to Trelawney, Trelawney is not aware of any licenses or regulatory permits that appear to be material to the business of Augen which might be adversely affected by Trelawney’s acquisition of the Augen Shares pursuant to the Offer or of any approval or other action by any federal, provincial, state or foreign government or administrative agency that would be required prior to the acquisition of Augen Shares pursuant to the Offer.

20.          Second Step Transactions

It is Trelawney’s current intention that if it takes-up and pays for Augen Shares deposited under the Offer, it will enter into one or more transactions to enable Trelawney or an affiliate of Trelawney to acquire all Augen Shares not acquired pursuant to the Offer. There is no assurance that any such transaction will be completed.

Compulsory Acquisition

If, within 120 days after the date of the Offer, the Offer has been accepted by Augen Shareholders holding not less than 90% of the issued and outstanding Augen Shares, other than Augen Shares held on the date of the Offer by or on behalf of Trelawney, or an “affiliate” or “associate” (as such term is defined in the OBCA) of Trelawney, Trelawney may acquire the remainder of the Augen Shares for the same price and on the same terms as such Augen Shares were acquired under the Offer, pursuant to the provisions of section 188 of the OBCA.

To exercise such statutory right, Trelawney must give notice (the “Notice”) to each Augen Shareholder who did not accept the Offer (and each person who subsequently acquires any such Augen Shares) (in each case a “Remaining Shareholder”) of such proposed acquisition on or before the earlier of 60 days from the termination of the Offer and 180 days from the date of the Offer. Within 20 days of giving the Notice, Trelawney must pay or transfer to Augen the consideration Trelawney would have to pay or transfer to the Remaining Augen Shareholders if they had elected to accept the Offer, to be held in trust by Augen. In accordance with section 188 of the OBCA, within 20 days after receiving the Notice, each Remaining Shareholder must send the certificates representing the Augen Shares held by such Remaining Shareholder to Augen or Trelawney and must elect either to transfer such Augen Shares to Trelawney on the terms of the Offer or demand payment of the fair value of such Augen Shares held by such holder. A Remaining Shareholder who does not, within 20 days after receiving the Notice, notify Trelawney that the Remaining Shareholder is electing to demand payment of the fair value of the Remaining Shareholder’s Augen Shares is deemed to have elected to transfer such Augen Shares to Trelawney on the same terms that Trelawney acquired Augen Shares from Augen Shareholders who accepted the Offer.

If a Remaining Shareholder has elected to demand payment of the fair value of such Augen Shares, Trelawney may apply at any time prior to the 30th day following the date the Notice was sent, to the Ontario Superior Court of Justice to hear an application to fix the fair value of such Augen Shares. If Trelawney fails to apply to the Ontario Superior Court of Justice within 20 days after it made the payment or transferred the consideration to Augen referred to above, the Remaining Shareholder may then apply to the Ontario Superior Court of Justice within a further period of 20 days to have the Ontario Superior Court of Justice fix the fair value of such Augen Shares. If no application is made to the court within the specified periods, the Remaining Shareholder will be deemed to have elected to transfer such Augen Shares to Trelawney on the terms that Trelawney acquired Augen Shares from Augen Shareholders who accepted the Offer. Any judicial determination of the fair value of the Augen Shares could be more or less than the amount paid pursuant to the Offer.

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The foregoing is a summary only of the rights of Compulsory Acquisition which may become available to Trelawney and is qualified in its entirety by the provisions of section 188 of the OBCA. Section 188 of the OBCA is complex and may require strict adherence to notice and timing provisions, failing which a Remaining Shareholder’s rights may be lost or altered. In the event Trelawney acquires Augen Shares not tendered to the Offer pursuant to Section 188 of the OBCA, Augen Shareholders should review Section 188 of the OBCA for the full text of the relevant statutory provisions and Augen Shareholders who wish to be better informed about the provisions of Section 188 the OBCA should consult their legal advisors.

Subsequent Acquisition Transaction

If Trelawney takes up and pays for Augen Shares validly deposited to the Offer and either the right of Compulsory Acquisition described above is not available or Trelawney elects not to pursue a Compulsory Acquisition, Trelawney intends, depending upon the number of Augen Shares taken up and paid for under the Offer, to cause a special meeting of Augen Shareholders to be called to consider a proposed amalgamation, arrangement, merger, reorganization, consolidation, recapitalization or other transaction involving Augen and/or its subsidiaries and Trelawney or an affiliate of Trelawney which, if successfully completed, will result in Trelawney owning, directly or indirectly, all of the Augen Shares (a “Subsequent Acquisition Transaction”). The timing and details of any such Subsequent Acquisition Transaction will depend on a number of factors, including the number of Augen Shares acquired pursuant to the Offer. If the Minimum Condition is satisfied, Trelawney should own sufficient Augen Shares to effect a Subsequent Acquisition Transaction. Trelawney reserves the right, in its sole discretion, not to complete a Subsequent Acquisition Transaction.

If a Subsequent Acquisition Transaction were to be consummated, holders of the Augen Shares may, under the OBCA, have the right to dissent and demand payment of the fair value of their Augen Shares. If the applicable statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting shareholders for their Augen Shares. The fair value of Augen Shares so determined could be more or less than the amount paid per Augen Share pursuant to the Subsequent Acquisition Transaction or the Offer.

A Subsequent Acquisition Transaction may constitute a “business combination” within the meaning of MI 61-101 if that Subsequent Acquisition Transaction would result in the interest of an Augen Shareholder being terminated without the consent of such Augen Shareholder, irrespective of the nature of the consideration provided in substitution thereof. In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transaction to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination” carried out in accordance with MI 61-101 or an exemption therefrom, the “related party transactions” provided therein do not apply to such transaction.

MI 61-101 provides that, unless exempted, a corporation proposing to carry out a business combination is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefore) and provide to the holders of the affected securities a summary of such valuation.

In connection with any Subsequent Acquisition Transaction, Trelawney intends to rely upon the exemption contained in Paragraph (d) — Second Step Business Combination in Section 4.4(1) of MI 61-101 in that:

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(a)
the business combination in respect of Augen will be effected by Trelawney or an affiliate of Trelawney following the formal bid constituted by Trelawney and will be in respect of the Augen Shares that will be the subject of the bid contemplated hereby;

(b)	the business combination will be completed no later than 120 days after the expiry of the Offer;

(c)	the consideration per Augen Share paid by Trelawney or an affiliate of Trelawney in the business combination:

(i)	will be at least equal in value to the consideration per Augen Share paid under the Offer; and

(ii)	will be in the same form as the consideration per Augen Share paid by Trelawney under the Offer;

(d)	the intent of Trelawney to effect a Compulsory Acquisition or Subsequent Acquisition Transaction is disclosed in the Offer to Purchase and this Circular; and

(e)	the Offer to Purchase and Circular disclose:

(i)	the expected tax consequences to an Augen Shareholder of both the Offer and a Subsequent Acquisition Transaction, and

(ii)
that the tax consequences to an Augen Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Augen Shareholder having Augen Shares acquired pursuant to the Offer.

See Section 21 of this Circular, “Canadian Federal Income Tax Considerations”.

Depending on the nature of the Subsequent Acquisition Transaction, Trelawney expects the provisions of the OBCA will require the approval of at least 662⁄3% of the votes cast by holders of the outstanding Augen Shares at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. MI 61-101 would in effect, also require that, unless exempted, in addition to any other required security holder approval, in order to complete a business combination, going private transaction or related party transaction, as applicable, the approval of a majority of the votes cast by “minority” holders of affected securities be obtained unless an exemption is available or discretionary relief is granted. In relation to the Offer and any subsequent business combination or going private transaction, the “minority” holders will be, unless an exemption is available or discretionary relief is granted, as required, all holders of Augen Shares, other than, among others, the following: (i) Trelawney (other than in respect of the 4,299,000 Augen Shares beneficially owned by Trelawney and any Augen Shares acquired pursuant to the Offer, as described below); (ii) any “related parties” of Trelawney (as defined, for the purposes of MI 61-101), subject to certain limited exemptions; and (iii) any person or company acting jointly or in concert with Trelawney or a related party of Trelawney in respect of the transaction. To the knowledge of Trelawney, after reasonable inquiry, none of the Augen Shares other than the 4,299,000 Augen Shares beneficially owned by Trelawney would be required to be excluded from the vote determining whether minority approval for a Subsequent Acquisition Transaction has been obtained.

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MI 61-101 also provides that Trelawney may treat Augen Shares acquired pursuant to the Offer as “minority” Augen Shares and vote them, or consider them voted, in favour of such business combination or going private transaction if, among other things, the consideration per security in such transaction is at least equal in value to, and of the same form as, the consideration paid under the Offer, and the business combination or going private transaction is completed within 120 days after the expiry of the Offer, provided that certain disclosure is given in the take-over bid disclosure documents. Trelawney has provided such disclosure. Trelawney currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be of the same value and in the same form as the consideration paid under the Offer, and that any Subsequent Acquisition Transaction would be completed within 120 days of the Expiry Time, and accordingly Trelawney intends to cause Augen Shares acquired pursuant to the Offer to be voted in favour of such transaction and to be counted as part of any minority approval required in connection with any such transaction.

The tax consequences to an Augen Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See Section 21 of this Circular, “Canadian Federal Income Tax Considerations”. Augen Shareholders should consult their tax advisors for advice with respect to the tax consequences of a Subsequent Acquisition Transaction having regard to their own particular circumstances. Further, Augen Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

Judicial Developments

On February 1, 2008, MI 61-101 came into force in the Provinces of Ontario and Quebec, introducing harmonized requirements for enhanced disclosure, independent valuations and majority of minority security holder approval for specified types of transactions. Certain judicial decisions may also be considered relevant to any business combination that may be proposed or effectuated subsequent to the expiry of the Offer.

Prior to the adoption of MI 61-101 (or its predecessors), Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions which constituted going private transactions. The trend both in legislation and in Canadian jurisprudence has been towards permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to minority security holders. Augen Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a business combination or a going private transaction.

Other Alternatives

The details of any Second Step Transaction, including the timing of its implementation and the consideration to be received by minority Augen Shareholders, will necessarily be subject to a number of considerations, including the number of Augen Shares acquired pursuant to the Offer. Although Trelawney currently intends to propose a Second Step Transaction on the same terms as the Offer, it is possible that, as a result of (a) the number of Augen Shares acquired under the Offer, (b) delays in Trelawney’s ability to effect such a transaction, (c) information hereafter obtained by Trelawney, (d) changes in general economic, industry, political, social, regulatory or market conditions or in the business or prospects of Augen, or (e) other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. Trelawney expressly reserves the right to propose other means of acquiring, directly or indirectly, all of the outstanding Augen Shares in accordance with applicable Laws, including a Subsequent Acquisition Transaction on terms other than as described in this Circular.

If Trelawney is unable to effect a Compulsory Acquisition or Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, or cannot otherwise complete a Subsequent Acquisition Transaction, Trelawney will evaluate its other alternatives. Such alternatives could include: (a) to the extent permitted by applicable Laws, purchasing additional Augen Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Augen; or (b) taking no further action to acquire additional Augen Shares. Subject to applicable Laws, any additional purchases of Augen Shares could be at a price greater than, equal to or less than the price to be paid for Augen Shares under the Offer and could be for cash and/or securities and/or other consideration. Alternatively, Trelawney may take no action to acquire additional Augen Shares, or may even sell or otherwise dispose of any or all Augen Shares acquired under the Offer or otherwise, on terms and at prices then determined by Trelawney, which may vary from the terms and the price paid for Augen Shares under the Offer.

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21.	Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations of the Offer generally applicable to Augen Shareholders who, for the purposes of the Tax Act and at all relevant times, (i) deal and will deal at arm’s length with both Trelawney and Augen, (ii) are not affiliated with either Trelawney or Augen, and (iii) hold their Augen Shares as capital property. Augen Shares will generally be considered capital property to an Augen Shareholder unless the Shareholder holds the Augen Shares in the course of carrying on business of buying and selling securities or has acquired the Augen Shares in a transaction or transactions considered to be an adventure in the nature of trade. Augen Shareholders who are resident in Canada for purposes of the Tax Act and whose Augen Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have such shares and every “Canadian security” (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

This summary does not apply to an Augen Shareholder (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; or (ii) that is a “specified financial institution” or “restricted financial institution” (as defined in the Tax Act); or (iii) an interest in which would be a “tax shelter investment” (as defined in the Tax Act); or (iv) who has acquired Augen Shares upon the exercise of an employee stock option; or (v) to whom the functional currency reporting rules contained in the Tax Act would apply. Such Augen Shareholders should consult their own tax advisors. This summary is based on the current provisions of the Tax Act, the regulations thereunder, all proposals to amend the Tax Act or the regulations publicly announced by the federal Minister of Finance (Canada) prior to the date hereof, and the understanding of Irwin Lowy LLP of the current published administrative practices of the CRA. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant changes to the Tax Act or other applicable law or policy, although no assurance can be given in these respects.

This summary is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular Augen Shareholder. The tax consequences to any particular Augen Shareholder will depend on a variety of factors including the Augen Shareholder’s own particular circumstances. Therefore, all Augen Shareholders and all persons affected by the Offer should consult their own tax advisors with respect to their particular circumstances. An advance income tax ruling has not been obtained with respect to the transactions contemplated herein.

Augen Shareholders Resident in Canada

The following portion of the summary is generally applicable to an Augen Shareholder who, at all relevant times, for the purposes of the Tax Act is, or is deemed to be, a resident of Canada (“Resident Holder”).

Exchange of Augen Shares Pursuant to the Offer

A Resident Holder who receives Trelawney Shares in exchange for Augen Shares pursuant to the Offer, will realize a tax-deferred rollover on the exchange, except where the Resident Holder chooses to recognize a capital gain or capital loss on the exchange as described in the immediately following paragraph. By virtue of such rollover, the Resident Holder will be considered to have disposed of the Augen Shares for proceeds of disposition equal to the aggregate adjusted cost base to the Resident Holder if the Augen Shares immediately before the exchange, and to have acquired the Trelawney Shares received on the exchange, at a cost equal to such aggregate adjusted cost base. If the Resident Holder owns other Trelawney Shares the adjusted cost base of all such Trelawney Shares, including those received on the exchange, will be averaged subject to detailed rules contained in the Tax Act.

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A Resident Holder who chooses to include in computing the Resident Holder’s income any portion of the gain or loss from the exchange will be considered to have disposed of his or her Augen Shares for proceeds of disposition equal to the fair market value, at the time of acquisition, of the Trelawney Shares acquired by such Resident Holder on the exchange. As a result, the Resident Holder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base to the Resident Holder of the Augen Shares. The cost to such Resident Holder of Trelawney Shares acquired on the exchange will be equal to the fair market value of those shares at the time of acquisition. If the Resident Holder owns other Trelawney Shares the adjusted cost base of all such Trelawney Shares, including those received on the exchange, will be averaged subject to detailed rules contained in the Tax Act. The general tax treatment of capital gains and capital losses is the same as discussed below under the heading “Taxation of Capital Gains and Losses on the Exchange and on the Disposition of Trelawney Shares”.

Taxation of Capital Gains and Losses on the Exchange and on the Disposition of Trelawney Shares

One-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year will be included in the holder’s income for the year. One-half of any capital loss (an “allowable capital losses”) realized by the Resident Holder in a year may be deducted against taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back up to three taxation years or carried forward indefinitely, and deducted against net taxable capital gains in those other years, to the extent and in the circumstances specified in the Tax Act.

If the Resident Holder is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of a share may be reduced by the amount of certain dividends received or deemed to be received by the corporation on the share, to the extent and under circumstances specified by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a trust or partnership of which a corporation is a beneficiary or member, respectively, is a member of a partnership or a beneficiary of a trust that owns shares.

A Resident Holder that is a Canadian-controlled private corporation throughout the relevant taxation year may be subject to a refundable tax of 6⅔% on its aggregate investment income for the year, which will include an amount in respect of taxable capital gains. This additional tax will be refunded to the holder at the rate of $1 for every $3 of taxable dividends paid while it’s a private corporation.

Where the Resident Holder is an individual or a trust, other than certain specified trusts, the realization of a capital gain may result in a liability for alternative minimum tax under the Tax Act.

Taxation of Dividends on Trelawney Shares

In the case of a Resident Holder who is an individual, dividends received or deemed to be received on Trelawney Shares will be included in computing the individual’s income and will be subject to the gross-up and dividend tax credit rules, normally applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules applicable to dividends designated by Trelawney as “eligible dividends” for purposes of the Tax Act.

In the case of a Resident Holder that is a corporation, dividends received or deemed to be received on Trelawney Shares will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. A “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% on dividends received or deemed to be received on Trelawney Shares, to the extent that such dividends are deductible in computing the corporation’s taxable income. This refundable tax is generally refunded to the corporate holder at the rate of $1 for every $3 of taxable dividends paid, while it is a private corporation.

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Augen Shares Not Deposited by Resident Holders

(a)	Subsequent Acquisition Transactions

As described in Section 20 of this Circular, “Second Step Transactions”, if Trelawney does not acquire all of the Augen Shares pursuant to the Offer, Trelawney may propose other means of acquiring the remaining issued and outstanding Augen Shares. As described in Section 20 of this Circular, “Second Step Transactions” it is Trelawney’s current intention that the consideration offered under any Subsequent Acquisition Transaction would be the same as the consideration offered under the Offer. The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered, and accordingly it is not possible to comment except in very general terms. Trelawney may propose to carry out a Subsequent Acquisition Transaction by means of an amalgamation, statutory arrangement, consolidation, capital reorganization or other transaction, the tax consequences of which to a Resident Holder would depend upon the nature of the particular transaction undertaken and may be substantially the same as, or materially different from, those described above. Depending upon the exact manner in which the transaction is carried out, such tax consequences may also include a capital gain or capital loss, a deemed dividend or both a deemed dividend and a capital gain or capital loss. Any such capital loss may, in certain circumstances, be reduced by the amount of certain dividends previously received or deemed to have been received on the Augen Shares (or on shares of an amalgamated corporation for which the Augen Shares are exchanged) to the extent and under the circumstances described in the Tax Act.

A Resident Holder that is a corporation should consult its tax advisors for specific advice with respect to the potential application of subsection 55(2) of the Tax Act with respect to any dividends received, or deemed to be received, by such corporation in connection with a Subsequent Acquisition Transaction.

Subsection 55(2) provides in part that, where a Resident Holder that is a corporation receives or is deemed to receive a dividend, in certain circumstances the dividend or deemed dividend may be treated as proceeds of disposition of the Augen Shares for the purpose of computing the Resident Holder’s capital gain. Subject to the potential application of this provision, dividends received or deemed to be received by a corporation in connection with a Subsequent Acquisition Transaction will be included in computing income, and normally will also be deductible in computing its taxable income, but affected Resident Holders are advised to consult their own tax advisors in this regard.

A Resident Holder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% on dividends received, or deemed to be received, in connection with a Subsequent Acquisition Transaction to the extent that such dividends are deductible in computing such corporation’s taxable income.

In the case of a Resident Holder who is an individual (including a trust), dividends received or deemed to be received in connection with a Subsequent Acquisition Transaction will be included in computing the Resident Holder’s income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation.

If the Subsequent Acquisition Transaction is carried out by means of an amalgamation, under the current administrative practice of the CRA, Resident Holders who exercise a right of dissent in respect of such an amalgamation should be considered to have disposed of their Augen Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Holder for such Augen Shares, other than interest awarded by the court. Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Resident Holder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Resident Holders should consult with their tax advisors in this regard. Interest awarded by a court will be included in computing the Resident Holder’s income.

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Resident Holders should consult their own tax advisors for advice with respect to all income tax consequences to them of having their Augen Shares acquired pursuant to a Subsequent Acquisition Transaction.

(b)	Potential Delisting

Augen Shares may be delisted from the TSXV after the exchange of Trelawney Shares for Augen Shares pursuant to the Offer. In certain circumstances, a delisting could adversely affect a holder of Augen Shares that does not accept the Offer and that is a trust governed by a registered retirement savings plan (or other deferred income plan), by subjecting such holder to certain taxes and penalizing provisions under the Tax Act, and Resident Holders who may be so affected should consult with their own tax advisors in this regard.

Augen Shareholders Not Resident in Canada

The following part of the summary applies, subject to all provisos and assumptions set out above, to an Augen Shareholder, who participates in the Offer, and who for the purposes of the Tax Act is not and has never been resident or deemed a resident of Canada and does not, and will not at any relevant time, use or hold any shares of Trelawney or Augen in carrying on, or otherwise in connection with, a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Non-Resident Holders Who Participate in the Offer

A Non-Resident Holder who receives Trelawney Shares in exchange for Augen Shares pursuant to the Offer, will realize a tax-deferred rollover on the exchange, except where the Non-Resident Holder chooses to recognize a capital gain or capital loss on the exchange as described in the disclosure provided to Resident Holders in Canada titled “Exchange of Augen Shares Pursuant to the Offer”. By virtue of such rollover, the Non-Resident Holder will be considered to have disposed of the Augen Shares for proceeds of disposition equal to the aggregate adjusted cost base to the Non-Resident Holder of the Augen Shares immediately before the exchange, and to have acquired the Trelawney Shares received on the exchange, at a cost equal to such aggregate adjusted cost base. If the Non-Resident Holder owns other Trelawney Shares the adjusted cost base of all such Trelawney Shares will be averaged subject to detailed rules contained in the Tax Act.

A Non-Resident Holder who chooses to include in computing the Non-Resident Holder’s income any portion of the gain or loss from the exchange will be considered to have disposed of his or her Augen Shares for proceeds of disposition equal to the fair market value at the time of acquisition of the Trelawney Shares acquired by such Non-Resident Holder on the exchange. As a result, the Non-Resident Holder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base to the Non-Resident Holder of the Augen Shares. The cost to such Non-Resident Holder of Trelawney Shares acquired on the exchange will be equal to the fair market value of those shares at the time of acquisition. If the Non-Resident Holder owns other Trelawney Shares the adjusted cost base of all such Trelawney Shares will be averaged subject to detailed rules contained in the Tax Act.

A Non-Resident Holder who chooses to include in computing the Non-Resident Holder’s income any portion of the gain or loss from the exchange will not be subject to tax under the Tax Act on any capital gains realized on the exchange of the Augen Shares, provided that the shares exchanged do not constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the exchange, or if any applicable income tax treaty exempts any capital gain from tax under the Tax Act. A Non-Resident Holder whose Augen Shares are “taxable Canadian property” (and are not exempt from tax on capital gains pursuant to an applicable tax treaty) will generally be subject to the same tax consequences as a Resident Holder who exchanges the Augen Shares pursuant to the Offer and chooses to include in computing their income a portion of the gain or loss from the exchange, as discussed above.

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Generally, a share of a Canadian resident corporation listed on a designated stock exchange (which includes the TSXV) owned by a Non-Resident Holder will not be “taxable Canadian property” of that Non-Resident Holder unless at any time during the 60-month period immediately preceding the disposition (i) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, or the Non-Resident Holder together with all such persons, has owned 25% or more of the shares of any class or series of the corporation; and (ii) more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), or options in respect of, interests in, or civil law rights in such properties. Augen Shares acquired in certain transactions may also be deemed to be taxable Canadian property of the Non-Resident Holder.

For the purpose of the exchange, the Augen Shares, owned by a Non-Resident Holder at the time of the exchange will be considered “excluded property” for purposes of section 116 of the Tax Act. Therefore, should the Augen Shares be “taxable Canadian property” to a Non-Resident Holder, there is no amount to be withheld by Trelawney on account of any Canadian tax liability at the time of the exchange, nor is there an obligation for the Non-Resident Holder to obtain a clearance certificate from the CRA in respect of the proposed exchange.

After the exchange where the Augen Shares were “taxable Canadian property” to the Non-Resident Holder, the Trelawney Shares issued on the exchange will be deemed to be “taxable Canadian property” to the Non-Resident Holder at any time that is within 60 months after the exchange.

Disposition of Trelawney Shares by a Non-Resident Holder

Any capital gain realized by a Non-Resident Holder on the disposition or deemed disposition of Trelawney Shares, acquired pursuant to the exchange or otherwise, will not be subject to tax under the Tax Act provided that the shares do not constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder, at the time of disposition, or where an applicable income tax treaty exempts the capital gain from tax under the Tax Act.

In the case of Trelawney Shares that are “taxable Canadian property” owned by a Non-Resident Holder, where any capital gain that would be realized on the disposition of the share is not exempt from tax under the Tax Act or pursuant to an applicable income tax treaty, the consequences discussed above under “Taxation of Capital Gains and Losses on the Exchange and on the Disposition of Trelawney Shares” for Resident Holders, will generally apply.

On the assumption, that at the time of the disposition of the Trelawney Shares by the Non-Resident Holder, the Trelawney Shares are “taxable Canadian property” but “excluded property” as defined in section 116 of the Tax Act, then there is no Canadian tax liability to be withheld by Trelawney at the time of the disposition, nor is there an obligation for a Non-Resident Holder to obtain a certificate from CRA in respect of the proposed disposition.

Dividends on Trelawney Shares Received by a Non-Resident Holder

Dividends paid, deemed to be paid, or credited on Trelawney Shares to a Non-Resident Holder will be subject to withholding tax under the Tax Act at a rate of 25% unless the rate is reduced by an applicable income tax treaty.

Augen Shares Not Deposited by Non-Resident Holders

(a)	Subsequent Acquisition Transactions

As described in Section 20 of this Circular, “Second Step Transactions,” if Trelawney acquires less than all of the Augen Shares under the Offer, Trelawney may propose other means of acquiring the remaining Augen Shares. It is Trelawney’s current intention that the consideration offered under any Subsequent Acquisition Transaction would be the same as the consideration offered under the Offer. The tax consequences of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as, or materially different from, those referred to above. A Non-Resident Holder may realize a capital gain or a capital loss and/or a deemed dividend (see also discussion above). In general, the Non-Resident Holder would not be subject to taxation under the Tax Act in respect of any capital gain that is realized unless the Non-Resident Holder’s Augen Shares are “taxable Canadian property”, as described above, and the Non-Resident Holder is not afforded any relief under an applicable tax treaty. Non-Resident Holders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Augen Shares acquired pursuant to a Subsequent Acquisition Transaction, including the special considerations applicable if the Augen Shares are not then listed on a recognized stock exchange.

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Dividends paid or deemed to be paid to a Non-Resident Holder would be subject to Canadian withholding tax at a rate of 25%. This rate may be reduced under the provisions of an applicable income tax treaty.

(b)	Potential Delisting

Augen Shares may be delisted from the TSXV. If the Augen Shares are not listed on a recognized stock exchange at the time of disposition by a Non-Resident Holder, then notwithstanding any other tax considerations described in this Circular, the notification and withholding provisions of section 116 of the Tax Act may apply to the Non-Resident Holder. Non-Resident Holders should consult with their own tax advisors well in advance of any Subsequent Acquisition Transaction in this regard.

22.	Certain U.S. Federal Income Tax Considerations

United States Federal Income Tax Considerations

The following discussion summarizes certain material U.S. federal income tax considerations relating to the Offer where a U.S. holder (as defined below) exchanges its Augen Shares for Trelawney Shares.  This discussion addresses only those U.S. holders who hold their Augen Shares as capital assets (generally, property held for investment) and will hold Trelawney Shares as capital assets.  This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the United States Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal tax law other than income taxation; U.S. holders are urged to consult their own tax advisors regarding such matters.

This summary does not purport to address all material U.S. federal income tax consequences that may be relevant to a U.S. holder as a result of the Offer or as a result of ownership or disposition of Trelawney Shares, and does not take into account the specific circumstances of any particular investors, some of which may be subject to special tax rules (including, but not limited to, tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities and investors in such entities, investors that own or are treated as owning (or owned or are treated as having owned) 10% or more of Augen’s or Trelawney’s voting stock, investors that hold an Augen or Trelawney Share as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. holders whose functional currency is not the U.S. dollar).

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As used below, a “U.S. holder” is a beneficial owner of Augen Shares that will receive Trelawney Shares under the Offer and that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation (or an entity taxable as a corporation) created or organized under the law of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has an election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This summary is of a general nature only.  It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular holder.  Holders should consult their own tax advisors as to the tax considerations applicable to them in their particular circumstances.

Exchange of Augen Shares Pursuant to the Offer

Subject to the PFIC rules summarized below, a U.S. holder that exchanges Augen Shares for Trelawney Shares, pursuant to the Offer, will likely recognize capital gain or loss equal to the difference between (i) the fair market value of the Trelawney Shares that the U.S. holder is entitled to receive pursuant to the Offer and (ii) the U.S. holder’s adjusted tax basis in the Augen Shares disposed of pursuant to the Offer.  Gain or loss must be determined separately for each block of Augen Shares (i.e., Augen Shares acquired at the same cost in a single transaction) disposed of pursuant to the Offer.  Capital gain of a non-corporate U.S. holder derived with respect to an Augen Share in which the U.S. holder has a holding period exceeding one year may be eligible for reduced rates of taxation.  The deductibility of capital loss is subject to limitations.  U.S. holders are urged to consult their tax advisors regarding such limitations.

A U.S. holder’s tax basis in a Trelawney Share received pursuant to the Offer will equal the fair market value of the share on the date the share is accrued or received (in accordance with the U.S. holder’s regular method of tax accounting), and the U.S. holder’s holding period with respect to the share will begin on the day following that date.

Passive Foreign Investment Company (PFIC) Rules
Certain adverse U.S. federal income tax rules apply to United States persons owning shares of a passive foreign investment company (“PFIC”).  A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of certain subsidiaries, either at least 75 percent of its gross income is “passive income,” or on average at least 50 percent of the gross value of its assets is attributable to assets that produce or are held for the production of “passive income.”  For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties and gains from the disposition of passive assets.

Augen has not provided disclosure regarding its PFIC classification, and we have not determined whether Augen has been, or is currently, a PFIC.  U.S. holders should consult their own tax advisors regarding whether Augen may be classified as a PFIC.  Based on current operations and financial projections, to the best of its knowledge Trelawney believes that Trelawney may be a PFIC for the previous or current taxable year.  However, the determination of whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.

Generally, if Augen or Trelawney is or has been treated as a PFIC for any taxable year during a U.S. holder’s holding period of Augen or Trelawney Shares, unless the holder has made a mark-to-market election or a qualified electing fund election (“QEF Election”) (as described below), any gain or “excess distribution” (as defined below) with respect to the shares (including a disposition of Augen Shares under the Offer) would be allocated ratably over the U.S. holder’s holding period.  The amounts allocated to the taxable year of the gain or “excess distribution” and to any year before the corporation became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations in such taxable year, as appropriate, and an interest charge would be imposed on the amount allocated to that taxable year.  Distributions made in respect of shares during a taxable year will be “excess distributions” to the extent they exceed 125% of the average of the annual distributions on shares received by the U.S. holder during the preceding three taxable years or the U.S. holder’s holding period, whichever is shorter.

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Rather than being subject to this tax regime, a holder of stock in a PFIC may be able to make:

•
a QEF election to be taxed currently on its pro rata portion of the PFIC’s ordinary earnings and net capital gain, whether or not such earnings or gain is distributed in the form of dividends or otherwise, or

•
a “mark-to-market” election and thereby agree for the year of the election and each subsequent tax year to recognize ordinary gain or loss (but only to the extent of prior ordinary gain) based on the increase or decrease in market value for such taxable year.  The holder’s tax basis in its PFIC stock would be adjusted to reflect any such income or loss amounts.

In order for U.S. holders to be able to make a QEF election, Augen or Trelawney would have to provide certain information regarding pro rata shares of the each entity’s ordinary earnings and net capital gain.  Trelawney currently does not intend to provide such information in the event that it is classified as a PFIC and, accordingly, U.S. holders will not be able to make a QEF election in the event that Trelawney is classified as a PFIC. In order for U.S. holders to be able to make a mark-to-market election, the corporation’s shares must be “marketable.”  Augen’s and Trelawney’s Shares will be “marketable” as long as they are regularly traded on a qualified exchange.

Certain adverse U.S. federal income tax rules also may apply to a U.S. holder for any taxable year in which Trelawney is treated as a PFIC with respect to such U.S. holder and any subsidiary of Trelawney is also treated as a PFIC (a “Subsidiary PFIC”).  In such a case, the U.S. holder generally will be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of the percentage ownership of the U.S. holder in Trelawney.  Further, a U.S. Holder would not be able to make a mark-to-market election with respect to a Subsidiary PFIC.

U.S. holders should consult their own tax advisors with respect to Augen’s and Trelawney’s status under the PFIC rules and their potential application to their particular situation, including the availability of any elections that may mitigate the application of the PFIC rules if Augen or Trelawney is a PFIC.

Taxation of Distributions to U.S. Holders on Trelawney Shares
In general, subject to the PFIC rules discussed above, a distribution on a Trelawney Share will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from Trelawney’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds the amount of Trelawney’s current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the Trelawney Share on which it is paid, and to the extent it exceeds that basis it will be treated as a capital gain. For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any dividend on a Trelawney Share (which will include the amount of any Canadian taxes withheld) generally will be subject to U.S. federal income tax as foreign source dividend income and will not be eligible for the corporate dividends received deduction. The amount of a dividend paid in Canadian dollars will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day that the U.S. holder receives the dividend, whether or not the dividend is converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Canadian currency equal to its U.S. dollar amount on the date of receipt, and any gain or loss realized on a subsequent conversion or other disposition of the Canadian currency generally will be treated as U.S. source ordinary income or loss. If dividends paid in Canadian dollars are converted into U.S. dollars on the date they are received by a U.S. holder, the U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders are urged to consult their own tax advisers regarding the treatment of any foreign currency gain or loss if any Canadian currency received by the U.S. holder is not converted into U.S. dollars on the date of receipt.

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Dividends received by non-corporate U.S. investors on shares of “qualified foreign corporations” are subject to U.S. federal income tax at a preferential rate if certain conditions are met.  However, because Trelawney believes that it likely will be classified as a PFIC, it would not constitute a qualified foreign corporation.  Accordingly, dividends paid on Trelawney Shares likely will be taxed at ordinary income rates.

Any Canadian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately for specific categories of income, a dividend generally will constitute foreign source “passive category income”, or in the case of certain holders, “general category income.” The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult their own tax advisers to determine whether and to what extent they will be entitled to foreign tax credits.

Taxation of Capital Gains to U.S. Holders on Dispositions of Trelawney Shares
Subject to the PFIC rules discussed above, on a sale or other taxable disposition of a Trelawney Share, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted basis in the share and the amount realized on the sale or other disposition, each determined in U.S. dollars. Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition the share has been held for more than one year. Certain non-corporate U.S. holders may be eligible for preferential rates of tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations.  A U.S. holder that receives Canadian currency upon a disposition of a Trelawney Share may recognize gain or loss if converting that Canadian currency to U.S. currency.  The effects to such U.S. holders will be similar to those relating to the exchange of currency described above under “Taxation of Distributions to U.S. Holders on Trelawney Shares.”

Any gain or loss a U.S. holder recognizes generally will be U.S. source income or loss for U.S. foreign tax credit purposes.  If a Canadian tax is withheld on a sale or other disposition of a Trelawney Share, the amount realized will include the gross amount of the proceeds of that sale or disposition before deduction of the Canadian tax. The generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes may preclude a U.S. holder from obtaining a foreign tax credit for any Canadian tax withheld on a sale of a Trelawney Share. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult their own tax advisers regarding the application of such rules.

Information Reporting
Certain U.S. holders who are individuals may be required to report information relating to an interest in the Trelawney Shares, subject to certain exceptions (including an exception for Trelawney Shares held in accounts maintained by certain financial institutions).  However, pursuant to recently issued guidance, the obligation to report such information is suspended until the IRS releases relevant forms.  U.S. holders should consult their own tax advisers regarding any information reporting requirements with respect to their ownership of Trelawney Shares.

23.	Legal Matters and Legal Proceedings

Trelawney is being advised in respect of certain Canadian legal matters concerning the Offer by, and the opinions contained under “Certain Canadian Federal Income Tax Consideration” have been provided by Irwin Lowy LLP, Canadian counsel to Trelawney and Trelawney is being advised in respect of certain U.S. legal matters concerning the Offer by Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel to Trelawney.

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24.	Interests of Experts

As at this date, to the knowledge of Trelawney, the partners and associates of Irwin Lowy LLP, beneficially own, directly or indirectly, less than 1% of the outstanding Augen Shares.

25.	Dealer Manager, Depositary and Information Agent

Trelawney has engaged RBC as their financial advisor with respect to the Offer and as Dealer Manager for the Offer to solicit acceptances of the Offer. Equity Financial Trust Company has been engaged by Trelawney as Depositary for the Offer. Laurel Hill Advisory Group has been engaged by Trelawney as Information Agent with respect to the Offer to provide shareholders with a resource for information regarding the Offer.

The Information Agent and/or the Dealer Manager may contact Augen Shareholders by mail, telephone, telecopy, other electronic communication and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Augen Shares. Enquiries concerning the information in the Offer Documents should be directed to the Information Agent’s toll-free number in North America at 1-877-452-7184 or banks, brokers, dealers and other nominees and Augen Shareholders outside of North America may call collect at 416-304-0211.

The Information Agent will: (a) receive reasonable and customary compensation from Trelawney for the services provided in connection with the Offer; (b) be reimbursed for certain out-of-pocket expenses in connection therewith; and (c) be indemnified against certain liabilities and expenses in connection therewith. The Dealer Manager will not be paid any fees for services as such; however, Trelawney will reimburse the Dealer Manager for reasonable out-of-pocket expenses and has also agreed to indemnify the Dealer Manager against certain liabilities and expenses in connection with the Offer. In addition, Trelawney has agreed to pay RBC certain fees for services rendered by it in connection with the Offer as financial advisor and will reimburse RBC for its reasonable out-of-pocket expenses incurred in connection with the Offer.

The Dealer Manager has undertaken to form and manage a soliciting dealer group comprising members of the Investment Dealers Association of Canada, participating organizations of the TSX and TSXV members to solicit acceptances of the Offer in Canada. Each member of the soliciting dealer group, including the Dealer Manager, is referred to herein as a “Soliciting Dealer” and all members together are referred to as the “Soliciting Dealer Group”.

Trelawney may make use of the services of a Soliciting Dealer and, in this case, may pay such Soliciting Dealer a fee for each Augen Share deposited and taken up by Trelawney pursuant to the Offer other than Augen Shares held by members of a Soliciting Dealer Group for their own account. Trelawney may require Soliciting Dealers to furnish evidence of the beneficial ownership satisfactory to it at the time of deposit.

Except as expressly set forth in the Offer Documents, no broker, dealer, bank or trust company shall be deemed to be an agent of Trelawney, the Depositary, Information Agent or the Dealer Manager for the purposes of the Offer.

26.	Other Matters Relating to the Offer

No fee or commission will be payable by Augen Shareholders to Trelawney for the deposit of Augen Shares under the Offer; however, a Depositing Augen Shareholder’s broker or other nominee may charge a fee or commission in connection with depositing Augen Shares under the Offer. Augen Shareholders should contact their broker or other nominee for information on any such fees and commissions that are payable.

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27.	Offerees’ Statutory Rights

Securities legislation in the provinces and territories of Canada provides security holders of Augen with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer. Such rights may in certain cases need to be exercised through CDS or DTC on behalf of an Augen Shareholder. Accordingly, Augen Shareholders should contact their broker or other nominee for assistance as required.

28.	Registration Statement Filed with the SEC

 A Registration Statement on Form F-80 under the United States Securities Act of 1933, as amended, has been filed, which covers the Trelawney Shares to be issued pursuant to the Offer. The Registration Statement filed with the SEC concerning the Offer, including exhibits, is available to the public free of charge at the SEC's website at ww.sec.gov. The following documents have been filed or will be filed with the SEC as part of Trelawney's Registration Statement on Form F-80:

•	the documents incorporated by reference under the heading "Documents Incorporated by Reference" in Section 10 of the Circular;

•	Form of Lock-Up Agreement;

•	the consent of Irwin Lowy LLP;

•	the consent of Ernst & Young LLP;

•	the consents of certain qualified persons under NI 43-101, being David Beilhartz, R. Barry Cook and William E. Roscoe; and

•	powers of attorney (included on the signature pages of the Registration Statement).

29.	Directors’ Approval

The contents of the Offer to Purchase and Circular have been approved, and the sending, communication or delivery hereof to the Augen Shareholders has been authorized by, the board of directors of Trelawney.

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CONSENT OF COUNSEL

To:	The Board of Directors of Trelawney Mining and Exploration Inc.

We hereby consent to the reference to our opinion contained under “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular accompanying the Offer to Purchase dated July 13, 2011 made by Trelawney Mining and Exploration Inc. to the holders of common shares of Augen Gold Corp.

Toronto, Canada
July 13, 2011

(Signed) IRWIN LOWY LLP

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CONSENT OF AUDITORS

We have read the Offer to Purchase and Circular (the “Circular”) of Trelawney Mining and Exploration Inc. (the “Company”) dated July 13, 2011 relating to the purchase of all the issued and outstanding common shares of Augen Gold Corp. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above mentioned Circular of our report to the shareholders of the Company on the consolidated balance sheet of the Company as at December 31, 2010 and the consolidated statements of operations, comprehensive loss and deficit , and cash flows for the year then ended. Our report is dated March 15, 2011.

Toronto, Canada
July 13, 2011

(Signed) ERNST & YOUNG LLP
Chartered Accountants
Licensed Public Accountants

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APPROVAL AND CERTIFICATE OF TRELAWNEY

The contents of the Offer to Purchase and Circular have been approved, and the sending, communication or delivery thereof to the Augen Shareholders has been authorized by, the board of directors of Trelawney Mining and Exploration Inc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: July 13, 2011

TRELAWNEY MINING AND EXPLORATION INC.

By: (Signed) “Greg Gibson”	By: (Signed) “Andres Tinajero"
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of
Trelawney Mining and Exploration Inc.

By: (Signed) “James Fairbairn”	By: (Signed) “Patrick Mohan”

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SCHEDULE “A”

Trelawney Mining and Exploration Inc.

Unaudited Pro-forma Consolidated Financial Statements

March 31, 2011

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Unaudited Pro Forma Consolidated Financial Information of Trelawney Mining & Exploration Inc.

The following financial statements provide selected unaudited pro forma financial data of Trelawney Mining and Exploration Inc. (“the Company”) that give effect to the proposed acquisition of Augen Gold Corp (“the Acquisition”). The pro forma consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board. The pro forma consolidated financial statements are presented as if the acquisition had occurred:

 (a) as at March 31, 2011 for the purposes of the pro forma consolidated statement of financial position; and (b) as at January 1, 2010 for purposes of the unaudited pro forma consolidated statements of income for the three months ended March 31, 2011 and the year ended December 31, 2010. The pro forma consolidated financial statements below do not include the anticipated financial benefits from any potential cost savings or revenue enhancements arising from this transaction.

You should read this information in conjunction with, and the information is qualified in its entirety by, the financial statements and accompanying notes of the Company included in this Circular. The pro forma consolidated financial statements below are presented for information purposes only. You should not rely on the pro forma amounts as being necessarily indicative of the consolidated financial position or results of operations of the Company that would have actually occurred had the transaction been effective during the periods presented or of the future financial position or results of operations of the Company. The consolidated financial information as at the date and for the periods presented may have been different had the transaction actually been effective as at such date or during those periods.

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Trelawney Mining and Exploration Inc
(an exploration stage company)
Pro-forma Statement of Financial Position
(Unaudited)

	Historical		Pro-Forma
	Trelawney	Augen			Trelawney
	March 31, 2011	March 31, 2011	Adjustments	Notes	March 31, 2011

Assets
Current Assets
Cash and cash equivalents	41,091,587	7,811,346	9,860,813	(3)	58,763,746
Other financial assets	1,295,200	967,166	(1,225,200)	(4)	1,037,166
HST and other receivables	990,846	178,037	-		1,168,883
Prepaid expenses	222,924	110,292	-		333,216
	43,600,557	9,066,841	8,635,613		61,303,011

Restricted cash	616,073	-	-		616,073
Deposits	239,000	-	-		239,000
Property, plant and equipment, net	8,133,966	-	-		8,133,966
Deferred acquisition costs	10,687,889	-	33,835,015	(1)	44,522,904
Mineral properties and deferred expenditures		13,949,273	(11,184,182)	(5)	2,765,091
	63,277,485	23,016,114	31,286,446		117,580,045

Liabilities
Current Liabilities
Trade and other payables	3,007,225	377,168	-		3,384,393
Flow-through share premium liability	-	147,923	-		147,923
Short term portion of debt	329,486	-	-		329,486
	3,336,711	525,091	-		3,861,802
Capital lease obligation	598,451	-	-		598,451
Asset retirement obligation	450,425	-	-		450,425
	4,385,587	525,091	-		4,910,678

Shareholders' Equity
Share capital	101,826,176	23,162,843	12,874,780	(3)
			(36,037,623)	(1)
			53,777,469	(1)	155,603,645
Reserve for share based payments	5,093,431	673,498	(645,591)	(3)
			(27,907)	(1)	5,093,431
Reserve for warrants	1,785,100	2,368,376	(2,368,376)	(3)	1,785,100
Shares to be issued	-	25,000	(25,000)	(1)	-
Accumulated deficit	(49,812,809)	(3,738,694)	14,922,876	(1)
			(11,184,182)	(5)	(49,812,809)
	58,891,898	22,491,023	31,286,446		112,669,367
	63,277,485	23,016,114	31,286,446		117,580,045

See accompanying notes to the unaudited proforma consolidated financial statements

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Trelawney Mining and Exploration Inc
(an exploration stage company)
Pro-forma Statement of Loss and Comprehensive Loss
(Unaudited)

	Historical		Pro-Forma
	Trelawney	Augen			Trelawney
Year Ended	March 31, 2011	March 31, 2011	Adjustments	Notes	March 31, 2011

Operating Expense
Management and Consulting Fees	89,800	44,120	-		133,920
Promotion and Travel	446,104	-	-		446,104
Office and general	250,067	42,336	-		292,403
Professional fees	47,176	75,478	-		122,654
Share based payments	16,940	-	-		16,940
Exploration and evaluation costs	9,985,707	-	1,217,281	(5)	11,202,988
Shareholder information	111,112	103,645	-		214,757
Salaries and benefits	743,540	199,913	-		943,453
	11,690,446	465,492			13,373,219

Realized loss on other financial assets	73,422	-	-		73,422
Other income	-	(66,225)			(66,225)
Unrealized (gain) loss on other financial assets	688,493	(427,166)	-		261,327

Net loss and comprehensive loss before tax	12,452,361	(27,899)	-		12,424,462

Deferred income tax recovery	-	(133,384)	-		(133,384)

Net loss and comprehensive loss	12,452,361	(161,283)	-		12,291,078

Net Loss per share - basic and diluted					(0.095)

Weighted average number of shares outstanding - basic and diluted					129,384,099

 See accompanying notes to the unaudited proforma consolidated financial statements

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Trelawney Mining and Exploration Inc.
Notes to the Unaudited Pro-forma Consolidated Financial Statements
For the three month periods ended March 31, 2011 and 2010

BASIS OF PRESENTATION
The unaudited pro forma consolidated statement of financial position and statements of loss and comprehensive loss of Trelawney Mining and Exploration Inc. (“Trelawney” or the “Company”) as at March 31, 2011 and for the year ended December 31, 2010 and three month period ended March 31, 2011, have been prepared by management of Trelawney to give effect to the proposed acquisition (the “Acquisition”) of Augen Gold Corp. (“Augen”) by Trelawney on the basis of the assumptions and adjustments described in below.

In the opinion of management, the unaudited pro forma consolidated statement of financial position and unaudited pro forma consolidated statement of loss for the year ended December 31, 2010 and three month period ended March 31, 2011, includes all adjustments necessary for the fair presentation of the transaction in accordance with International Financial Reporting Standards on a basis consistent with Trelawney’s accounting policies.

The unaudited pro forma consolidated financial statements may not be indicative of the financial position and results of operations that would have occurred if the transactions had taken place on the dates indicated or of the financial position or operating results which may be obtained in the future. The unaudited pro forma consolidated financial statements are not a forecast or projection of future results. The actual financial position and results of operations of the Company for any period following the closing of the Acquisition will likely vary from the amounts set forth in the unaudited pro forma consolidated financial statements and such variation may be material.

The unaudited pro forma consolidated financial statements should be read in conjunction with the unaudited interim consolidated financial statements of Trelawney and Augen as at and for the three months ended March 31, 2011, and the audited consolidated financial statements of Trelawney and Augen as at and for the year ended December 31, 2010.

The unaudited pro forma consolidated statement of financial position of Trelawney as at March 31, 2011, has been prepared using information from the unaudited consolidated statement of financial position of Augen as at March 31, 2011, the unaudited statement of financial position of Trelawney as at March 31, 2011, and the adjustments and assumptions outlined below.

The unaudited pro forma consolidated statement of loss and comprehensive loss of Trelawney for the three months ended March 31, 2011, has been prepared using information from the unaudited consolidated statement of loss and comprehensive loss of Augen for the three months ended March 31, 2011, the unaudited statement of loss and comprehensive loss of Trelawney for the three months ended March 31, 2011, and the adjustments and assumptions outlined below.

The unaudited pro forma consolidated statement of loss and comprehensive loss of Trelawney for the year ended December 31, 2010, has been prepared using information from the unaudited consolidated statement of loss and comprehensive loss of Augen for the year ended December 31, 2010 as disclosed in the notes to Augen’s consolidated financial statements as at and for the three months ended March 31, 2011 (i.e. as adjusted for Canadian GAAP to IFRS), the unaudited statement of loss and comprehensive loss of Trelawney for the year ended December 31, 2010 as disclosed in the notes to Trelawney’s consolidated financial statements as at and for the three months ended March 31, 2011 (i.e. as adjusted for Canadian GAAP to IFRS), and the adjustments and assumptions outlined below.

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Trelawney Mining and Exploration Inc.
Notes to the Unaudited Pro-forma Consolidated Financial Statements
For the three month periods ended March 31, 2011 and 2010

PRO-FORMA ASSUMPTIONS AND ADJUSTMENTS

The pro-forma consolidated financial statements incorporate the following pro-forma assumptions and adjustments:

1.
Trelawney will acquire all of the currently outstanding common shares of Augen in exchange of consideration of 11,060,566 shares with a value of $53,777,469.  The number of shares of Trelawney shares was based on a trading price of $4.87 per share and represents a premium of 23% on the 171,883,840 shares of Augen acquired.

As at March 31, 2011, fair value of Trelawney’s current shareholdings in Augen is $1,225,200, thus the total purchase consideration being $55,002,669.

In accordance with business combination accounting, and IFRS 3:

(i)	The assets and liabilities of Trelawney are included in the pro forma consolidated statement of financial position at their historic value.

(ii)	The net assets of Augen are included at their estimated fair value at March 31, 2011.

(iii)	Share capital, reserve accounts and the deficit of Augen are eliminated.

The acquisition of Augen has been based on the preliminary purchase equation follows:

Purchase consideration	$55,002,669

Net tangible assets acquired:

Cash	$17,672,159
Other financial assets	967,166
HST and other receivables	178,037
Prepaid expenses	110,292
Accounts payable and accrued liabilities	(377,168)
Flow through share premium liability	(147,923)
36,600,106

The excess of the purchase price over the net fair value of assets acquired and liabilities assumed has been allocated to the deferred acquisition costs of the property held by Augen.  The adjustment to the pro forma statement of financial position reflects the total acquisition of the property of $36,600,106 less the recorded value of mineral properties and deferred exploration on the books of Augen of $2,765,091 for a net adjustment of $33,835,015.

2.	Costs associated with the acquisition are estimated to be $2,400,000 and these costs have not been reflected in these unaudited pro forma consolidated financial statements.

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Trelawney Mining and Exploration Inc.
Notes to the Unaudited Pro-forma Consolidated Financial Statements
For the three month periods ended March 31, 2011 and 2010

3.
The outstanding options and warrants of Augen that are in the money are deemed to be exercised prior to the transaction.  The table below outlines the warrants and options outstanding at March 31, 2011 and the proceeds and transfer of the reserves on exercise:

Warrants outstanding at March 31, 2011

Number outstanding	Grant date fair value	Exercise price	Proceeds from exercise
12,646,900	282,660	0.200	2,529,380
66,500	10,688	0.100	6,650
150,500	12,724	0.200	30,100
70,000	12,576	0.100	7,000
215,600	30,963	0.100	21,560
1,604,175	257,235	0.250	401,044
2,604,358	227,989	0.250	651,090
3,980,000	249,467	0.250	995,000
308,750	54,957	0.250	77,187
15,635,454	1,099,638	0.250	3,908,863
1,134,756	129,479	0.250	283,689

38,416,993	2,368,376		8,911,563

Options outstanding at March 31, 2011

Number outstanding	Grant date fair value	Exercise price	Proceeds from exercise
1,350,000	145,250	0.100	135,000
125,000	114,308	0.150	18,750
4,300,000	386,033	0.185	795,500

5,775,000	645,591		949,250

This will result in total cash of $8,911,563 on exercise of warrants and $949,250 on exercise of options for total cash increase of $9,860,813 with a corresponding increase in shares outstanding of 38,416,993 from exercise of warrants and 5,775,000 from exercise of options for a total increase in outstanding shares of 44,191,993 prior to the transaction.  Reserves of $2,368,376 for warrants, and $645,591 for options will be transferred from their reserve accounts to share capital.
The options and warrants that are not in the money are assumed to expire unexercised.

As all Augen options and warrants are not expected to be taken up or exchanged by Trelawney, they have been assumed for pro forma purposes to all be exercised or expired and thus any related compensation expense has been eliminated.

4.
At March 31, 2011, Trelawney holds 4,299,000 shares of Augen valued at $1,225,200.  Upon the acquisition of all of the issued and outstanding shares of Augen, Trelawney will cancel the shares it owns in itself reducing both the investment and share capital representing shares of Trelawney issued for shares of Augen held at March 31, 2011.

5.
On transition to IFRS, Augen adopted a policy to capitalize all acquisition and deferred exploration and evaluation costs related to its properties.  An adjustment has been made to expense exploration and evaluation costs, thus leaving only acquisition costs capitalized for Augen to conform to Trelawney’s accounting policies under IFRS.

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Trelawney Mining and Exploration Inc.
Notes to the Unaudited Pro-forma Consolidated Financial Statements
For the three month periods ended March 31, 2011 and 2010

PRO-FORMA CAPITAL STOCK

Pro-forma capital stock as at March 31, 2011 has been determined as follows:

	Post acquisition	Pro Forma

	Number	Amount

Augen Common Shares Outstanding as at March 31, 2011	127,691,347	23,162,843

Exercise of options prior to acquisition	5,775,000	949,250

Reserve transferred on exercise of options	-	645,591

Exercise of warrants prior to acquisition	38,416,993	8,911,563

Reserve transferred on exercise of options	-	2,368,376

Total Augen Common shares outstaning as at March 31, 2011 after exercise of options and warrants	171,883,340	36,037,623

Trelawney Common Shares Outstanding as at March 31, 2011	122,129,744	101,826,176

Elimination of Augen Common Shares for legal and accounting purposes	(171,883,340)	(36,037,623)

Issuance of Trelawney shares to Augen shareholders	11,060,566	53,777,469

Pro Forma Balance at March 31, 2011	133,190,310	155,603,645

PRO-FORMA WARRANTS

Pro-forma warrants at March 31, 2011, are as follows:

Date of Expiry	Type	No. of Warrants	Exercise Price $
December, 2011	Warrants	4,410,500	0.70
March, 2012	Broker warrants	468,857	1.05
August, 2014	Warrants	1,000,000	0.17
Total		5,879,357

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PRO-FORMA STOCK OPTIONS

Pro-forma Stock options as at March 31, 2011 are as follows:

Range of Exercise Prices ($)	No. of Options Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price ($)	No. of Options Currently Exercisable	Weighted Average Exercise Price ($) of Exercisable Options
0.26 – 0.37	2,350,000	3.25	0.33	2,350,000	0.33
0.52 – 0.75	2,537,000	3.57	0.74	2,537,000	0.74
1.00 – 1.25	1,843,000	3.76	1.20	1,709,667	1.22
0.26 – 1.25	6,730,000	3.51	0.73	6,596,667	0.72

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QUESTIONS MAY BE DIRECTED TO THE INFORMATION AGENT

NORTH AMERICAN TOLL-FREE

1-877-452-7184

Banks Brokers or Collect Calls: 416-304-0211

Email:assistance@laurelhill.com

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Document 2

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF ACCEPTANCE AND TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY TRELAWNEY MINING AND EXPLORATION INC. TO PURCHASE ALL OUTSTANDING COMMON SHARES (INCLUDING THE ASSOCIATED RIGHTS ISSUED UNDER THE SHAREHOLDER RIGHTS PLAN) OF AUGEN GOLD CORP.

LETTER OF ACCEPTANCE AND TRANSMITTAL

For Deposit of Common Shares
(together with the associated rights issued under the Shareholder Rights Plan)

of

AUGEN GOLD CORP.
Under the Offer dated July 13, 2011 made by
TRELAWNEY MINING AND EXPLORATION INC.

USE THIS LETTER OF ACCEPTANCE AND TRANSMITTAL IF: 1. YOU ARE DEPOSITING COMMON SHARE CERTIFICATE(S); OR 2. YOU PREVIOUSLY DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011 (THE “EXPIRY TIME”), UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

This Letter of Acceptance and Transmittal (the “Letter of Transmittal”), properly completed and executed, together with all other required documents, must accompany share certificates and rights certificates, if applicable, representing common shares of Augen Gold Corp. (“Augen”) and the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan of Augen, deposited under the offer dated July 13, 2011 (the “Offer”) made by Trelawney Mining and Exploration Inc. (“Trelawney”) to purchase all of the issued and outstanding common shares of Augen, including common shares that may become issued and outstanding after the date of the Offer but before the Expiry Time of the Offer upon the conversion, exchange or exercise of options, warrants or other securities of Augen (other than SRP Rights) that are convertible into or exchangeable or exercisable for common shares, together with the SRP Rights issued under the Shareholder Rights Plan (collectively, the “Augen Shares”), on the basis of 0.066 of a common share of Trelawney (each whole common share, a “Trelawney Common Share”) for each Augen Share (the “Offer Consideration”), and must be received by Equity Financial Trust Company, the depositary for the Offer (the “Depositary”) prior to the Expiry Time at its Toronto, Ontario office set out below.

Holders of Augen Shares (the “Shareholders”) can also accept the Offer by following the procedures for book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”. A Shareholder accepting the Offer by following the procedures for book-entry transfer does not need to use this Letter of Transmittal. Shareholders who utilize CDS or DTC to accept the Offer through a book-entry transfer will be deemed to have completed and submitted a Letter of Transmittal and be bound by the terms hereof.

If a Shareholder wishes to accept the Offer and deposit Augen Shares under the Offer and the certificate(s) representing such Shareholder’s Augen Shares are not immediately available, or if the certificate(s) and all other required documents cannot be delivered to the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time, the Shareholder must deposit its Augen Shares according to the guaranteed delivery procedure set out in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery” by using the Notice of Guaranteed Delivery accompanying the Offer.  See Instruction 2 herein, “Procedure for Guaranteed Delivery”.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Certain terms used but not defined in this Letter of Transmittal are defined in the Definitions to the Offer to Purchase and Circular and have the respective meanings ascribed thereto in such Definitions.

Any questions and requests for assistance in completing this Letter of Transmittal may be directed to the Information Agent and Depositary. The contact details for the Information Agent and Depositary are provided at the end of this document. Shareholders whose Augen Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Augen Shares under the Offer.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ADDRESS OF THE DEPOSITARY SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW.

THE SECURITIES OFFERED PURSUANT TO THE OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:	TRELAWNEY MINING AND EXPLORATION INC.

AND TO:	EQUITY FINANCIAL TRUST COMPANY, as Depositary, at its office set out herein

The undersigned delivers to you the enclosed certificate(s) representing Augen Shares, including SRP Rights, deposited under the Offer. Subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably accepts the Offer for such Augen Shares upon the terms and conditions contained in the Offer. Unless waived by Trelawney, holders of Augen Shares are required to deposit one SRP Right for each Augen Share in order to effect a valid deposit of such Augen Shares. The undersigned understands that by depositing Augen Shares to the Offer, the undersigned will be deemed to have deposited the SRP Rights associated with such Augen Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by Trelawney for the Augen Shares will be allocated to the SRP Rights. The following are the details of the enclosed certificate(s):

BOX 1
AUGEN SHARES* (Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)
Certificate Number(s) (if available)	Name(s) in which Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))	Number of Augen Shares Represented by Certificate(s)	Number of Augen Shares Deposited*

TOTAL:
SRP RIGHTS** (Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.) (To be completed if necessary)
Certificate Number(s) (if available)	Name(s) in which Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))	Number of SRP Rights Represented by Certificate	Number of SRP Rights Deposited**

TOTAL:

*
Unless otherwise indicated, the total number of Augen Shares and SRP Rights evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 7 of this Letter of Transmittal, “Partial Deposits”.

**
The following procedures must be followed in order to effect the valid delivery of certificates representing SRP Rights (“Rights Certificates”): (a) if the Separation Time under the Shareholder Rights Plan has not occurred before the Expiry Time, a deposit of Augen Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (b) if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by Augen to the undersigned prior to the time that the undersigned’s Augen Shares are deposited under the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Augen Shares deposited must be delivered to the Depositary with the certificate(s) representing the Augen Shares; and (c) if the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time the undersigned deposits its Augen Shares under the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. Note that in any case, a deposit of Augen Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Augen Shares deposited under the Offer to the Depositary on or before the third trading day on the TSX Venture Exchange (the “TSXV”) after the date, if any, that Rights Certificate(s) are distributed. Trelawney reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Augen Shares for payment pursuant to the Offer, Rights Certificate(s) from the undersigned representing SRP Rights equal in number to the Augen Shares deposited by the undersigned.

The undersigned acknowledges receipt of the Offer to Purchase and the accompanying Circular and acknowledges that there will be a binding agreement between the undersigned and Trelawney, effective immediately following the time at which Trelawney takes up Augen Shares deposited by the undersigned pursuant to this Letter of Transmittal, in accordance with the terms and conditions of the Offer. The undersigned represents and warrants that (a) the undersigned or the person on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Augen Shares covered by this Letter of Transmittal delivered to the Depositary (the “Deposited Shares”) and all rights and benefits arising from such Deposited Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests (including the SRP Rights) that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”), (b) the undersigned or the person on whose behalf a book-entry is made owns the Deposited Shares and any Distributions deposited under the Offer, (c) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares or Distributions to any other person, (d) the deposit of the Deposited Shares and Distributions complies with applicable laws, and (e) when the Deposited Shares and Distributions are taken up and paid for by Trelawney, Trelawney will acquire good title thereto (and to any Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer to Purchase and in this Letter of Transmittal, subject only to the withdrawal rights set out in the Offer to Purchase, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Shares and delivers to Trelawney the enclosed Augen Share certificate(s) and Rights Certificate(s), if applicable, representing the Deposited Shares and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to Trelawney all right, title and interest in and to the Deposited Shares, and in and to all rights and benefits arising from the Deposited Shares including the SRP Rights, whether or not separated from the Augen Shares, and any and all Distributions.

If, on or after the date of the Offer, Augen should divide, combine, reclassify, consolidate, convert or otherwise change any of the Augen Shares or its capitalization, or disclose that it has taken or intends to take any such action, the undersigned agrees that Trelawney may, in its sole discretion and without prejudice to its rights under “Conditions of the Offer” in Section 4 of the Offer, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefore) to reflect such division, combination, reclassification, consolidation, conversion or other change.

Augen Shares and any Distributions acquired under the Offer shall be transferred by the Shareholder and acquired by Trelawney free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, property, rights (including SRP Rights), assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Augen Shares, whether or not separated from the Augen Shares. If, on or after the date of the Offer, Augen should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Augen Shares, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of Trelawney or its nominee or transferee on the securities registers maintained by or on behalf of Augen in respect of Augen Shares accepted for purchase under the Offer, then (and without prejudice to its rights under “Conditions of the Offer” in Section 4 of the Offer to Purchase, Trelawney may make such adjustments as it considers appropriate to the Offer Consideration and the other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefore) to reflect that division, combination, reclassification, consolidation, conversion, split or other change.

If the Separation Time does not occur prior to the Expiry Time, a deposit of Augen Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs before the Expiry Time and Rights Certificates are distributed by Augen to Shareholders prior to the time that the undersigned’s Augen Shares are deposited under the Offer, in order for the Augen Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Augen Shares deposited must be delivered to the Depositary. If the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time the undersigned deposits its Augen Shares under the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure set forth in the Offer and the Notice of Guaranteed Delivery. In any case, a deposit of Augen Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Augen Shares deposited under the Offer to the Depositary on or before the third trading day on the TSXV after the date, if any, that Rights Certificate(s) are distributed to Shareholders. Trelawney reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Augen Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Augen Shares deposited by the undersigned.

The undersigned irrevocably constitutes and appoints, effective at and after the time (the “Effective Time”) that Trelawney takes up the Deposited Shares, each director or officer of Trelawney, and any other person designated by Trelawney in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Augen Shares covered by this Letter of Transmittal or book-entry transfer  (which Augen Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”) with respect to such Purchased Securities, with full powers of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)	to register or record the transfer and/or cancellation of such Purchased Securities to the extent consisting of securities on the appropriate securities registers maintained by or on behalf of Augen;

(b)
for so long as any such Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable laws), as and when requested by Trelawney, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to Trelawney in respect of any or all Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournments thereof, including,  without  limitation,  any  meeting  to consider  a Subsequent  Acquisition  Transaction) of holders of relevant securities of Augen;

(c)
to execute, endorse and negotiate,  for and in the name of and on behalf of such Shareholder, any and all instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

(d)	to exercise any other rights of a Shareholder with respect to such Purchased Securities.

The undersigned accepts the Offer under the terms of this Letter of Transmittal (including book-entry transfer) and revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by such Shareholder at any time with respect to the Deposited Shares or any Distributions. The undersigned agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for under the Offer or are properly withdrawn in accordance with Section 7 of the Offer to Purchase, “Right to Withdraw Deposited Augen Shares”.

The undersigned also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Augen and, except as may otherwise be agreed to with Trelawney, not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to Trelawney any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by Trelawney as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

The undersigned covenants to execute, upon request of Trelawney, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to Trelawney. Each authority herein conferred or agreed to be conferred is, to the extent permitted by applicable laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned  herein shall be binding upon the heirs, executors,  administrators, attorneys, personal representatives, successors and assigns of the undersigned.

The Depositary will act as the agent of persons who have deposited Augen Shares in acceptance of the Offer for the purposes of receiving payment from Trelawney and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Augen Shares under the Offer.

Settlement with each Shareholder who has deposited Augen Shares pursuant to the Offer will be made by the Depositary forwarding a share certificate representing the Trelawney Common Shares. Unless otherwise directed in this Letter of Transmittal, share certificates representing the Offer Consideration will be issued in the name of the registered holder of the Augen Shares so deposited. Unless the person depositing the Augen Shares instructs the Depositary to hold the certificates representing the Trelawney Common Shares for pick-up by checking the appropriate box in this Letter of Transmittal, such share certificates will be forwarded by first class insured mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the certificate(s) representing Trelawney Common Shares will be sent to the address of the holder as shown on the securities registers maintained by or on behalf of Augen. Certificates representing Trelawney Common Shares mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

Any deposited Augen Shares that are not taken up and paid for by Trelawney pursuant to the terms and conditions of the Offer for any reason will be returned, at Trelawney’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or termination of the Offer, by either (i) sending certificates representing the Augen Shares not purchased by first class insured mail to the address of the depositing Shareholder specified in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities registers maintained by or on behalf of Augen, or (ii) Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Augen Shares directly with the Depositary. However, if a Shareholder who owns Augen Shares through a broker or other nominee and such broker or other nominee tenders the Augen Shares on the Shareholder’s behalf, such broker or other nominee may charge a fee for doing so and such Shareholder shall be responsible for paying such fee.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l’offre et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

BLOCK A REGISTRATION AND PAYMENT INSTRUCTIONS ISSUE TRELAWNEY COMMON SHARES IN THE NAME OF: (please print or type)
(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (Zip) Code)
(Telephone — Business Hours)
(Tax Identification, Social Insurance or Social Security Number)

BLOCK B DELIVERY INSTRUCTIONS SEND TRELAWNEY COMMON SHARES (unless Block “D” is checked) TO: ☐ Same as address in Block “A” or to:
(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (Zip) Code)
(Telephone — Business Hours)
(Tax Identification, Social Insurance or Social Security Number)

* The delivery instructions given in this Block “B” will also be used to return certificate(s) representing Common Shares if required for any reason.

BLOCK C TAXPAYER IDENTIFICATION NUMBER U.S. residents/citizens must provide their Taxpayer Identification Number
(Taxpayer Identification Number)

BLOCK D SPECIAL PICK-UP INSTRUCTIONS ☐ HOLD TRELAWNEY COMMON SHARES FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED (check box)

BLOCK E
DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

☐ CHECK HERE IF AUGEN SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO, ONTARIO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder

Date of Execution of Guaranteed Delivery

Window Ticket Number (if any)

Name of Institution which Guaranteed Delivery

BLOCK F
U.S. HOLDERS — TAX

A U.S. Holder is any Shareholder that is either (A) providing an address in Block “B” which is located within the United States or any territory or possession thereof, or (B) a U.S. person for United States federal income tax purposes.

INDICATE WHETHER OR NOT YOU ARE A U.S. HOLDER OR ARE ACTING ON BEHALF OF A U.S. HOLDER:

☐ The owner signing this Letter of Transmittal represents that it is not a U.S. Holder and is not acting on behalf of a U.S. Holder.

☐ The owner signing this Letter of Transmittal represents that it is a U.S. Holder or is acting on behalf of a U.S. Holder.

SHAREHOLDER SIGNATURE
By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by (if required under Instruction 4)	Dated: _____________, 2011

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see Instructions 3, 4 and 5)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of Shareholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)
This Letter of Transmittal, properly completed and executed with the signature(s) guaranteed if required in Instruction 4 below, together with accompanying certificate(s) representing  the Deposited Shares and all other documents  required by the terms of the Offer and this Letter of Transmittal  must be actually physically received by the Depositary at its Toronto, Ontario office set out on the back of this Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on September 1, 2011, being the Expiry Time, unless the Offer is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b)
The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing Augen Shares and all other required documents is at the option and risk of the Shareholder depositing these documents. Trelawney recommends that these documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

(c)
Shareholders whose Augen Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Augen Shares.

2.	Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Augen Shares under the Offer and either the certificate(s) representing the Augen Shares are not immediately available or the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Augen Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	the deposit is made at the principal office of the Depositary in Toronto, Ontario, set out in the Notice of Guaranteed Delivery by or through an Eligible Institution (as defined below);

(b)
a properly completed and executed Notice of Guaranteed Delivery (printed on YELLOW paper) in the form accompanying  the Offer, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at or prior to the Expiry Time at its office in Toronto, Ontario set out in the Notice of Guaranteed Delivery;

(c)
the certificate(s) representing all deposited Augen Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificate(s) have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal, properly completed and executed as required by the Instructions set out in this Letter of Transmittal (including signature guarantee if required by Instruction 4 below) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario set out in this Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the Expiry Date; and

(d)
in the case of SRP Rights  where  the Separation  Time  has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal, properly completed and executed as required by the instructions set out in this Letter of Transmittal (including signature guarantee if required by instruction 4 below) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario set out in this Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSXV after Rights Certificates are distributed to Shareholders.

The Notice of Guaranteed Delivery must be delivered by hand or courier or mailed to the Depositary at its office in Toronto, Ontario set out in the Notice of Guaranteed Delivery and must include a signature guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Augen Shares and all other required documents to any office other than the Toronto, Ontario office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a commercial bank or trust company in the United States, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks or trust companies in the United States;

3.	Signatures

This Letter of Transmittal must be completed and executed by the Shareholder accepting the Offer described above or by such holder’s duly authorized representative (in accordance with Instruction 5).

(a)
If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond exactly with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

(b)
Notwithstanding Instruction 3(a), if this Letter of Transmittal is executed by a person other than the registered holder(s) of the certificate(s) deposited herewith, or if the certificate(s) representing Trelawney Common Shares issuable under the Offer, are to be issued to a person other than the registered holder(s), or if the certificate(s) representing Augen Shares in respect of which the Offer is not being accepted are to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities registers maintained by or on behalf of Augen:

(i)	the accompanying certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s); and

(ii)
the signature on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s) and must be guaranteed by an Eligible Institution, as noted in Instruction 4 below.

4.	Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered holder(s) of the Augen Share certificate(s) deposited herewith, or if the certificate(s) representing Trelawney Common Shares issuable under the Offer, are to be issued to a person other than the registered holder(s), or if the certificate(s) representing Augen Shares in respect of which the Offer is not being accepted are to be returned to a person other than such registered holder(s), or sent to an address other than the address of the registered holder(s) as shown on the securities registers maintained by or on behalf of Augen, such signature(s) must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either of Trelawney or the Depositary, in its sole discretion, may require additional evidence of authority or additional documentation.

6.	Delivery Instructions

If any certificate(s) representing Trelawney Common Shares issuable under the Offer, are to be sent to or, in respect of partial deposits of Augen Shares, certificates representing Augen Shares are to be returned to, someone at an address other than the address of the Shareholder as it appears in Block “A” on this Letter of Transmittal, entitled “Registration and Payment  Instructions”, then Block “B” of this Letter of Transmittal, entitled “Delivery  Instructions”, should  be completed. If Block “B” is not completed, any certificate(s) will be mailed to the depositing Shareholder at the address of such holder as it appears in Block “A” or, if no address is provided in Block “A”, then it will be mailed to the address of such holder as it appears on the securities registers maintained by or on behalf of Augen. Any certificate(s) mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

7.	Partial Deposits

If less than the total number of Augen Shares evidenced by any certificate(s) submitted is to be deposited, fill in the number of Augen Shares to be deposited in the appropriate space in Box 1 of this Letter of Transmittal. In such case, new certificate(s) for the number of Augen Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time (unless otherwise provided in Block “B” on this Letter of Transmittal). The total number of Common  Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated. Note that this Instruction is not applicable to holders who deposit their Augen Shares by book-entry transfer.

8.	Miscellaneous

(a)
If the space in Box 1 of this Letter of Transmittal is insufficient to list all certificates for Augen Shares or SRP Rights, if applicable, additional certificate numbers and number of securities may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)
No alternative, conditional or contingent deposits will be acceptable. All depositing Shareholders by execution of this Letter of Transmittal waive any right to receive any notice of the acceptance of Deposited Shares for payment, except as required by applicable laws.

(d)
The Offer and all contracts resulting from acceptance  thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

(e)
Trelawney will not pay any fees or commissions to any stock broker, dealer or other person for soliciting tenders of Augen Shares under the Offer, except as set out in the accompanying Offer to Purchase and Circular.

(f)	Before completing this Letter of Transmittal, you are urged to read the accompanying Offer to Purchase and Circular.

(g)
All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Augen Shares deposited under the Offer will be determined by Trelawney in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Trelawney reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the applicable laws of any jurisdiction. Trelawney reserves the absolute right to waive any defects or irregularities in the deposit of any Augen Shares. There shall be no duty or obligation of Trelawney, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. Trelawney’s interpretation of the terms and conditions of the Offer to Purchase, the Circular, this Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding.

(h)
Additional copies of the Offer to Purchase and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent and Depositary at its address provided on the back page of this Letter of Transmittal.

9.	Lost Certificates

If a certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary at its office in Toronto, Ontario. The Depositary will forward such letter to the registrar and transfer agent for the Augen Shares so that the transfer agent may provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, the foregoing action must be taken sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the Augen Shares represented by the replacement certificate to be deposited to the Offer prior to the Expiry Time.

10.	Assistance

THE INFORMATION AGENT AND DEPOSITARY (SEE BACK COVER PAGE FOR ADDRESS AND TELEPHONE NUMBERS) OR YOUR INVESTMENT DEALER,  STOCK BROKER, TRUST COMPANY MANAGER, BANK MANAGER, ACCOUNTANT, LAWYER OR OTHER PROFESSIONAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

THIS LETTER OF TRANSMITTAL (TOGETHER WITH CERTIFICATES REPRESENTING DEPOSITED AUGEN SHARES, INCLUDING SRP RIGHTS, AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

The Depositary for the Offer is:

EQUITY FINANCIAL TRUST COMPANY

By Registered Mail, Mail, Hand or Courier

Toronto
200 University Avenue
Suite 400
Toronto, Ontario
M5H 4H1
Attention: Corporate Actions

Inquiries

North American Toll Free:  1-866-393-4891
Telephone:  416-361-0152
Facsimile:  416-361-0470
E-Mail:  investor@equityfinancialtrust.com

Questions may also be directed to the Information Agent:

LAUREL HILL ADVISORY GROUP

NORTH AMERICAN TOLL-FREE
1-877-452-7184
Banks Brokers or Collect Calls: 416-304-0211
Email: assistance@laurelhill.com

Any questions and requests for assistance may be directed by holders of Augen Shares to the Information Agent and Depositary at the numbers and location set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

Document 3

THIS IS NOT A LETTER OF ACCEPTANCE AND TRANSMITTAL THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER BY TRELAWNEY MINING AND EXPLORATION INC. FOR ALL OUTSTANDING COMMON SHARES (INCLUDING THE ASSOCIATED RIGHTS ISSUED UNDER THE SHAREHOLDER RIGHTS PLAN) OF AUGEN GOLD CORP.

NOTICE OF GUARANTEED DELIVERY
For Deposit of Common Shares
(together with the associated rights issued under the Shareholder Rights Plan)

of

AUGEN GOLD CORP.
under the Offer dated July 13, 2011 made by
TRELAWNEY MINING AND EXPLORATION INC.

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT YOUR COMMON SHARE CERTIFICATE(S) ARE NOT IMMEDIATELY AVAILABLE OR YOU ARE NOT ABLE TO DELIVER YOUR COMMON SHARE CERTIFICATE(S) ALONG WITH ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 1, 2011 (THE “EXPIRY TIME”), UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

This Notice of Guaranteed Delivery must be used to accept the offer dated July 13, 2011 (the “Offer”) made by Trelawney Mining and Exploration Inc. (“Trelawney”) to purchase all of the issued and outstanding common shares of Augen Gold Corp. (“Augen”), including common shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of options, warrants or other securities of Augen that are convertible into or exchangeable or exercisable for common shares, together with the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan of Augen (collectively, the “Augen Shares”), on the basis of 0.066 of a common share of Trelawney (each whole common share a “Trelawney Common Share”) for each Augen Share, if certificate(s) representing the Augen Shares to be deposited are not immediately available or if the holder of Augen Shares (the “Shareholder”) is not able to deliver the certificate(s) and all other required documents to Equity Financial Trust Company, the depositary for the Offer (the “Depositary”), at its office in Toronto, Ontario at or prior to the Expiry Time.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Certain terms used but not defined in this Notice of Guaranteed Delivery are defined in the Glossary to the Offer and Circular and have the respective meanings ascribed thereto in the Glossary.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

If a Shareholder wishes to deposit Augen Shares under the Offer and either the certificate(s) representing the Augen Shares are not immediately available or the certificate(s) and all other required documents cannot be delivered to the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time, those Augen Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	the deposit is made only at the principal office of the Depositary in Toronto, Ontario, by or through an Eligible Institution (as defined below);

(b)
this Notice of Guaranteed Delivery, properly completed and duly executed, including a guarantee to deliver by an Eligible Institution in the form set out below, is  received by the Depositary at or prior to the Expiry Time at its office in Toronto, Ontario set out in this  Notice of Guaranteed Delivery;

(c)
the certificate(s) representing all deposited Augen Shares, and, if the Separation Time has occurred before the Expiry Time and certificate(s) representing SRP Rights (the “Rights Certificates”) have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form of transfer, together with a properly completed and duly signed Letter of Acceptance and Transmittal, relating to such deposited Augen Shares, with signatures guaranteed if so required in accordance with the Letter of Acceptance and Transmittal, and all other documents required by such Letter of Acceptance and Transmittal, are received by the Depositary at its office in Toronto, Ontario set out in the Letter of Acceptance and Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange (“TSXV”) after the Expiry Date; and

(d)
in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with a properly completed Letter of Acceptance and Transmittal, with signature guarantees if so required) and all other  documents required by such Letter of Acceptance and Transmittal, are received by the Depositary at its office in Toronto, Ontario set out in the Letter of Acceptance and Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSXV after Rights Certificates are distributed to Shareholders.

This Notice of Guaranteed Delivery must be delivered by hand or courier or mailed to the Depositary at its office in Toronto, Ontario set out in this Notice of Guaranteed Delivery and must include a signature guarantee by an Eligible Institution in the form set out in this Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Acceptance and Transmittal and accompanying Augen Share certificate(s) with all other required documents to any office other than the Toronto, Ontario office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

The undersigned understands and acknowledges that payment for Augen Shares deposited and taken up by Trelawney under the Offer will be made only after timely receipt by the Depositary of certificate(s) representing the Augen Shares, a Letter of Acceptance and Transmittal, properly completed and executed, covering such Augen Shares, with the signature(s) guaranteed, if so required, in accordance with the instructions set out in the Letter of Acceptance and Transmittal, and all other documents required by the Letter of Acceptance and Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the Expiry Date; Trelawney reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Augen Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Augen Shares deposited by the undersigned. The undersigned also understands and acknowledges that under no circumstances will interest accrue or any amount be paid by Trelawney or the Depositary to persons depositing Augen Shares by reason of any delay in making payments for Augen Shares to any person on account of Augen Shares accepted for payment under the Offer, and that the consideration for the Augen Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for the Augen Shares delivered to the Depositary before the Expiry Time, even if the certificate(s) representing all of the deposited Augen Shares and SRP Rights, if applicable, to be delivered pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, are not so delivered to the Depositary and, therefore, payment by the Depositary on account of such Augen Shares is not made until after the take up and payment for the Augen Shares under the Offer.

All authority conferred or agreed to be conferred by this Notice of Guaranteed Delivery is, to the extent permitted by applicable laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

Shareholders should contact the Information Agent and Depositary or their broker, dealer, commercial bank, trust company or other nominee for assistance in accepting the Offer and in depositing Augen Shares with the Depositary. Contact details for the Information Agent and Depositary are provided at the end of this Notice of Guaranteed Delivery.

TO:	TRELAWNEY MINING AND EXPLORATION INC.

AND TO:	EQUITY FINANCIAL TRUST COMPANY, as Depositary

By Registered Mail, Mail, Hand or Courier

Toronto
200 University Avenue
Suite 400
Toronto, Ontario
M5H 4H1
Attention:  Corporate Actions
Facsimile:  416-361-0470

THIS NOTICE OF GUARANTEED DELIVERY MUST BE DELIVERED BY HAND OR COURIER OR TRANSMITTED BY FACSIMILE OR MAILED TO THE DEPOSITARY AT ITS OFFICE IN TORONTO, ONTARIO SET OUT IN THIS NOTICE OF GUARANTEED DELIVERY AND MUST INCLUDE A SIGNATURE GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM  SET OUT IN THIS NOTICE OF GUARANTEED DELIVERY.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY AND THE LETTER OF ACCEPTANCE AND TRANSMITTAL TO AN ADDRESS OTHER THAN SET OUT ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATES TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF ACCEPTANCE AND TRANSMITTAL, ACCOMPANYING CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF ACCEPTANCE AND TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF ACCEPTANCE AND TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF ACCEPTANCE AND TRANSMITTAL.

DO NOT SEND CERTIFICATES REPRESENTING AUGEN SHARES OR SRP RIGHTS WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR AUGEN SHARES OR SRP RIGHTS MUST BE SENT WITH YOUR LETTER OF ACCEPTANCE AND TRANSMITTAL.

The undersigned hereby deposits with Trelawney, upon the terms and subject to the conditions set forth in the Offer and Circular and the Letter of Acceptance and Transmittal, receipt of which is hereby acknowledged, the Augen Shares, including SRP Rights listed below, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

BOX 1
AUGEN SHARES* (Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)
Certificate Number(s) (if available)	Name(s) in which Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))	Number of Augen Shares Represented by Certificate(s)	Number of Augen Shares Deposited*

TOTAL:
SRP RIGHTS** (Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.) (To be completed if necessary)
Certificate Number(s) (if available)	Name(s) in which Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))	Number of SRP Rights Represented by Certificate	Number of SRP Rights Deposited**

TOTAL:

*	Unless otherwise indicated, the total number of Augen Shares and SRP Rights evidenced by all certificates delivered will be deemed to have been deposited.
**
The following procedures must be followed in order to effect the valid delivery of Rights Certificates representing SRP Rights: (a) if the Separation Time under the Shareholder Rights Plan has not occurred prior to the Expiry Time, a deposit of Augen Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (b) if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by Augen to the undersigned prior to the time that the undersigned’s Augen Shares are deposited under the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Augen Shares deposited must be delivered to the Depositary with the certificate(s) representing the Augen Shares; and (c) if the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time the undersigned deposits its Augen Shares under the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described herein. Note that in any case, a deposit of Augen Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Augen Shares deposited under the Offer to the Depositary on or before the third trading day on the TSXV after the date, if any, that Rights Certificate(s) are distributed. Trelawney reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Augen Shares for payment pursuant to the Offer, Rights Certificate(s) from the undersigned representing SRP Rights equal in number to the Augen Shares deposited by the undersigned.

GUARANTEE OF DELIVERY
(Not to be used for signature guarantee)

The undersigned, a Canadian Schedule I chartered bank, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (an “Eligible Institution”) guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Augen Shares deposited hereby, in proper form for transfer together with delivery of a properly completed and executed Letter of Acceptance and Transmittal, and all other documents required by the Letter of Acceptance and Transmittal, (a) all at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the Expiry Date or (b) if the Separation Time has occurred but Rights Certificate(s) representing the SRP Rights have not been distributed to the Shareholder prior to the Expiry Time, at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the Rights Certificate(s) are distributed to Shareholders.

Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature

Address of Firm	Name

Postal/Zip Code	Title

Area Code and Telephone Number	Date

The Depositary for the Offer is:

EQUITY FINANCIAL TRUST COMPANY

By Registered Mail, Mail, Hand or Courier

Toronto
200 University Avenue
Suite 400
Toronto, Ontario
M5H 4H1
Attention: Corporate Actions

Inquiries

North American Toll Free:  1-866-393-4891
Telephone:  416-361-0152
Facsimile:  416-361-0470
E-Mail:  investor@equityfinancialtrust.com

Questions may also be directed to the Information Agent:

LAUREL HILL ADVISORY GROUP

NORTH AMERICAN TOLL-FREE
1-877-452-7184
Banks Brokers or Collect Calls: 416-304-0211
Email: assistance@laurelhill.com

Any questions and requests for assistance may be directed by holders of Augen Shares to the Information Agent and Depositary at the numbers and location set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification.

Under the Business Corporations Act (Ontario) (the "OBCA"), the Registrant may indemnify a present or former director or officer of the Registrant or person who acts or acted at the Registrant's request as a director or officer, or an individual acting in a similar capacity, of another entity  (the “Indemnified Party”) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other or proceeding (collectively, a “Proceeding” or “Proceedings”) to which the individual is involved because of that association with the Registrant or other entity.

In addition, the Registrant may advance money to an Indemnified Party for the costs, charges and expenses of a Proceeding but the individual is required to repay the money advanced if the individual does not fulfill the conditions set out below.

The Registrant may, with court approval, indemnify an Indemnified Party or advances money to such party  in respect of an action brought by or on behalf of the Registrant or other entity to obtain a judgment in its favor, to which the individual is made a party because of the individual’s association with the Registrant or other entity against all costs, charges and expenses reasonably incurred by the individual in connection with such action.

The indemnification above is subject to that , in all cases, such director or officer (i) acted honestly and in good faith with a view to the best interests of the Registrant, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such director or officer had reasonable grounds for believing that his or her conduct was lawful.

Subject to the limitations contained in the OBCA, the By-laws of the Registrant provide that every director or officer of the Registrant, every former director or officer of the Registrant or a person who acts or acted at the Registrant's request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his or her heirs and legal representatives shall, from time to time, be indemnified and saved harmless by the Registrant from and against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Registrant or body corporate of which the Registrant is or was a shareholder if (i) he or she acted honestly and in good faith and with a view to the best interests of the Registrant, and (ii) in the case of a criminal or  administrative action or proceeding that is enforced by a monetary penalty, such director or officer had reasonable grounds for believing that his or her conduct was lawful.

The Registrant maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers except where the liability relates to the person's failure to act honestly and in good faith and with a view to the best interests of the Registrant. The directors and officers are not required to pay any premium in respect of the insurance. The policy contains standard industry exclusions and no claims have been made thereunder to date.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

II-1

Exhibits

The following exhibits have been filed as part of the Registration Statement:

Exhibit No.	Description

3.1
Form of Lock-Up Agreement between the Registrant and each of Libra Fund, LP, Libra Offshore Master Fund, LP, Sprott Asset Management LP, Augen Capital Corp., Mineralfields 2010-V Inc., Pathway Multiseries Fund Inc., Sheldon Inwentash, Lynn Factor and Dr. Andrew Budning.

4.1	Annual information form of the Registrant for the fiscal year ended December 31, 2010, dated May 12, 2011.
4.2
Audited comparative consolidated financial statements of the Registrant and the notes thereto as at December 31, 2010 and 2009 and for each of the fiscal years ended December 31, 2010 and 2009, together with the report of the auditors thereon.

4.3	Management's discussion and analysis of the financial condition and results of operations of the Registrant for the fiscal years ended December 31, 2010 and 2009.
4.4	Management Information Circular of the Registrant, dated May 4, 2011 prepared in connection with the annual and special meeting of shareholders of the Registrant held on June 2, 2011.
4.5	Revised unaudited comparative interim consolidated financial statements of the Registrant as at, and for the three months ended March 31, 2011, together with the notes thereto.
4.6	Management's discussion and analysis of the financial condition and results of operations of the Registrant for the three months ended March 31, 2011.
4.7	Material Change Report of the Registrant, dated May 13, 2011.
4.8	Material Change Report of the Registrant, dated May 25, 2011.
4.9	Material Change Report of the Registrant, dated July 11, 2011.
5.1	Consent of Ernst & Young LLP, Independent Registered Chartered Accountants.
5.2	Consent of Irwin Lowy LLP.
5.3	Consent of David Beilhartz.
5.4	Consent of R. Barry Cook.
5.5	Consent of William E. Roscoe.
6.1	Powers of Attorney (included in Part III of this Registration Statement).

II-2

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.  Undertaking.

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-80 or to transactions in such securities.

The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2.  Consent to Service of Process.

(a)           The Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)           Any change to the name or address of the Registrant's agent for service of process shall be communicated promptly to the Commission by an Amendment to Form F-X referencing the file number of this Registration Statement.

III-1

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Toronto, Ontario, Canada on  July 13, 2011.

TRELAWNEY MINING AND EXPLORATION INC.

By:	/s/ GREGORY GIBSON
Gregory Gibson
President & Chief Executive Officer

KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gregory Gibson and Andres Tinajero, and each of them, either of whom may act without the joinder of the other, the true and lawful attorney-in-fact and agent of the undersigned, with full power of substitution and resubstitution, to execute in the name, place and stead of the undersigned, in any and all such capacities, any and all amendments (including post-effective amendments) to this Registration Statement and registration statements filed pursuant to Rule 429 under the Securities Act, and all instruments necessary or in connection therewith, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, and hereby grants to each such attorney-in-fact and agent, each acting alone, full power and authority to do and perform in the name and on behalf of the undersigned each and every act and thing whatsoever necessary or advisable to be done, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on July 13, 2011.

Signature	Title

/s/ GREGORY GIBSON	Gregory Gibson
President and Chief Executive Officer, Director
(Principal Executive Officer)

/s/ ANDRES TINAJERO	Andres Tinajero
Chief Financial Officer and Vice President Finance
(Principal Financial Officer and Principal Accounting Officer)

/s/ STEVE McINTYRE	Steve McIntyre
Director

James Fairbairn
Director

/s/ GEORGE COLE	George Cole
Director

/s/ CHRIS IRWIN	Chris Irwin
Director

/s/ PATRICK MOHAN	Patrick Mohan
Director

III-2

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States, in the City of Newark on July 13, 2011.

PUGLISI & ASSOCIATES
(Authorized Representative)

By:	/s/ DONALD J. PUGLISI
Name: Donald J. Puglisi
Title: Managing Director

III-3

 EXHIBIT INDEX

Exhibit No.	Description

3.1
Form of Lock-Up Agreement between the Registrant and each of Libra Fund, LP, Libra Offshore Master Fund, LP, Sprott Asset Management LP, Augen Capital Corp., Mineralfields 2010-V Inc., Pathway Multiseries Fund Inc., Sheldon Inwentash, Lynn Factor and Dr. Andrew Budning.

4.1	Annual information form of the Registrant for the fiscal year ended December 31, 2010, dated May 12, 2011.
4.2
Audited comparative consolidated financial statements of the Registrant and the notes thereto as at December 31, 2010 and 2009 and for each of the fiscal years ended December 31, 2010 and 2009, together with the report of the auditors thereon.

4.3	Management's discussion and analysis of the financial condition and results of operations of the Registrant for the fiscal years ended December 31, 2010 and 2009.
4.4	Management Information Circular of the Registrant, dated May 4, 2011 prepared in connection with the annual and special meeting of shareholders of the Registrant held on June 2, 2011.
4.5	Revised unaudited comparative interim consolidated financial statements of the Registrant as at, and for the three months ended March 31, 2011, together with the notes thereto.
4.6	Management's discussion and analysis of the financial condition and results of operations of the Registrant for the three months ended March 31, 2011.
4.7	Material Change Report of the Registrant, dated May 13, 2011.
4.8	Material Change Report of the Registrant, dated May 25, 2011.
4.9	Material Change Report of the Registrant, dated July 11, 2011.
5.1	Consent of Ernst & Young LLP, Independent Registered Chartered Accountants.
5.2	Consent of Irwin Lowy LLP.
5.3	Consent of David Beilhartz.
5.4	Consent of R. Barry Cook.
5.5	Consent of William E. Roscoe.
6.1	Powers of Attorney (included in Part III of this Registration Statement).

III-4